越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
香港灣仔洛克道 160-174 號越秀大廈 24 樓
24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.
Tel. : (852) 2511 6671 Fax : (852) 2598 7688

Our ref.: GI[redacted]
Securities a
Division of
450 Fifth St
Washington
U.S.A.

05007081

SUPPL

Date: March 29, 2005

RECEIVED
2005 APR -5

Attn: Special Counsel / Office of International Corporate Finance

Dear Sirs,

RE: GUANGZHOU INVESTMENT COMPANY LIMITED
RULE 12g3-2(b) EXEMPTION
FILE NO. 82-4247

In connection with the above-referenced exemption, we hereby furnish to you in accordance with paragraph (b)(1)(i) of Rule 12g3-2 one (1) copy each of the documents referred to in Annex A hereto. The documents listed in Annex A constitute all of the information that the Company has made public, filed or distributed since August 23, 2004.

If you have any questions regarding any of the foregoing, please do not hesitate to contact the undersigned at (852) 2593 2362.

Kindly acknowledge receipt by signing and returning the duplicate of this letter.

Very truly yours,
For and on behalf of
GUANGZHOU INVESTMENT CO. LTD.

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

YU Tat Fung
Company Secretary

A:\USA file\US-GIC05.doc

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
香港灣仔洛克道 160-174 號越秀大廈 24 樓
24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.
Tel. : (852) 2511 6671 Fax : (852) 2598 7688

Annex A

I. Documents filed with The Stock Exchange of Hong Kong Limited ("HKSE") since August 23, 2004.

(1) Monthly reports of movement of listed securities for the months ended:

(a) August 31, 2004
(b) September 30, 2004
(c) October 31,2004
(d) November 30, 2004
(e) December 31, 2004
(f) January 31, 2005
(g) February 28, 2005

(2) Circular dated March 21, 2005

(3) Interim Report 2004

II. Documents filed with The Hong Kong Companies Registry since August 23, 2004.

(1) Notification of change of secretary and director, Form D2A dated October 6, 2004

(2) Returns of allotments, Form SC1, dated:

(a) September 8, 2004
(b) October 5, 2004
(c) November 2, 2004
(d) December 8, 2004
(e) December 30, 2004
(f) January 5, 2005
(g) February 7, 2005
(h) March 2, 2005

III. Public Announcements

(1) Joint announcement of continuing connected transactions dated September 6, 2004

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
香港灣仔洛克道160-174號越秀大廈24樓
24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.
Tel. : (852) 2511 6671 Fax : (852) 2598 7688

(2) Announcement dated September 7, 2004

(3) Announcement dated September 16, 2004

(4) Announcement of interim results for the six months ended June 30, 2004

(5) Announcement of appointment of independent non-executive director dated September 30, 2004

(6) Announcement of resignation of director and change of company secretary dated October 5, 2004

(7) Announcement of continuing connected transactions dated February 28, 2005

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st August 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung   Tel No. : 2593 2362
(Name of Responsible Official)

Date : 6th September 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :   2. Preference shares :
3. Other classes of shares :   please specify : ____
4. Warrants :   please specify : ____

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,327,183,914	N/A	
Increase/(Decrease) during the month	990,000		
Balance at close of the month	6,328,173,914		

(D) Details of Movement :

** please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	5,400,000	0	0	0	5,400,000	0
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	9,834,000	0	100,000	0	9,734,000	100,000
3. Employee Share Option Scheme Exercise price : HK$ 0.41	126,810,000	0	890,000	0	125,920,000	890,000
4. Employee Share Option Scheme Exercise price : HK$ 0.54	60,150,000	0	0	0	60,150,000	0
5. Employee Share Option Scheme Exercise price : HK$ 0.814	12,404,000	0	0	0	12,404,000	0
6. Employee Share Option Scheme Exercise price : HK$ 0.846	100,234,000	0	0	0	100,234,000	0
7. Employee Share Option Scheme Exercise price : HK$ 0.63	318,990,000	0	0	0	318,990,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
______ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**990,000**

Remarks : ______________________

____

Authorised Signatory :

Name : Wong Chi Keung

Title : Executive Director & Company Secretary

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th September 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Yu Tat Fung — Tel No. : 2593 2362
(Name of Responsible Official)

Date : 6th October 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,328,173,914	N/A	
Increase/(Decrease) during the month	4,470,000		
Balance at close of the month	6,332,643,914		

(D) Details of Movement :

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	5,400,000	0	0	5,400,000 (Expired)	0	0
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	9,734,000	0	72,000	0	9,662,000	72,000
3. Employee Share Option Scheme Exercise price : HK$ 0.41	125,920,000	0	1,860,000	0	124,060,000	1,860,000
4. Employee Share Option Scheme Exercise price : HK$ 0.54	60,150,000	0	0	0	60,150,000	0
5. Employee Share Option Scheme Exercise price : HK$ 0.814	12,404,000	0	0	0	12,404,000	0
6. Employee Share Option Scheme Exercise price : HK$ 0.846	100,234,000	0	0	0	100,234,000	0
7. Employee Share Option Scheme Exercise price : HK$ 0.63	318,990,000	0	2,538,000	0	316,452,000	2,538,000
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
______ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**4,470,000**

Remarks : ______________________

Authorised Signatory :

Name : Yu Tat Fung
Title : Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st October 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Yu Tat Fung — Tel No. : 2593 2362
(Name of Responsible Official)

Date : 5th November 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______________
4. Warrants : please specify : ______________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,332,643,914	N/A	
Increase/(Decrease) during the month	13,008,000		
Balance at close of the month	6,345,651,914		

(D) Details of Movement :

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.5008	9,662,000	0	0	0	9,662,000	0
2. Employee Share Option Scheme Exercise price : HK$ 0.41	124,060,000	0	11,230,000	0	112,830,000	11,230,000
3. Employee Share Option Scheme Exercise price : HK$ 0.54	60,150,000	0	0	0	60,150,000	0
4. Employee Share Option Scheme Exercise price : HK$ 0.814	12,404,000	0	0	0	12,404,000	0
5. Employee Share Option Scheme Exercise price : HK$ 0.846	100,234,000	0	0	0	100,234,000	0
6. Employee Share Option Scheme Exercise price : HK$ 0.63	316,452,000	0	1,778,000	0	314,674,000	1,778,000
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
______ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**13,008,000**

Remarks : ______________________
____

Authorised Signatory :

Name : Yu Tat Fung
Title : Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th November 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

YU Tat Fung — Tel No. : 2593 2362
(Name of Responsible Official)

Date : 3rd December 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,345,651,914	N/A	
Increase/(Decrease) during the month	2,680,000		
Balance at close of the month	6,348,331,914		

(D) **Details of Movement :**

** please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.5008	9,662,000	0	0	0	9,662,000	0
2. Employee Share Option Scheme Exercise price : HK$ 0.41	112,830,000	0	1,580,000	0	111,250,000	1,580,000
3. Employee Share Option Scheme Exercise price : HK$ 0.54	60,150,000	0	0	0	60,150,000	0
4. Employee Share Option Scheme Exercise price : HK$ 0.814	12,404,000	0	0	0	12,404,000	0
5. Employee Share Option Scheme Exercise price : HK$ 0.846	100,234,000	0	0	0	100,234,000	0
6. Employee Share Option Scheme Exercise price : HK$ 0.63	314,674,000	0	1,100,000	0	313,574,000	1,100,000
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
______ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**2,680,000**

Remarks : ______________________

Authorised Signatory :

Name : YU Tat Fung
Title : Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st December 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

YU Tat Fung Tel No. : 2593 2362
(Name of Responsible Official)

Date : 6th January 2005

(A) Information on Types of Listed Equity Securities :

(please tick wherever applicable)

✓ 1. Ordinary shares :

2. Preference shares :

3. Other classes of shares : please specify : ________

4. Warrants : please specify : ________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,348,331,914	N/A	
Increase/(Decrease) during the month	3,266,000		
Balance at close of the month	6,351,597,914		

(D) Details of Movement :

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.5008	9,662,000	0	36,000	0	9,626,000	36,000
2. Employee Share Option Scheme Exercise price : HK$ 0.41	111,250,000	0	2,070,000	0	109,180,000	2,070,000
3. Employee Share Option Scheme Exercise price : HK$ 0.54	60,150,000	0	0	0	60,150,000	0
4. Employee Share Option Scheme Exercise price : HK$ 0.814	12,404,000	0	0	0	12,404,000	0
5. Employee Share Option Scheme Exercise price : HK$ 0.846	100,234,000	0	0	0	100,234,000	0
6. Employee Share Option Scheme Exercise price : HK$ 0.63	313,574,000	0	1,160,000	0	312,414,000	1,160,000
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
______ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A		Issue and allotment Date :			
Placing	Price :		Issue and allotment Date :			
Bonus Issue			Issue and allotment Date :			
Scrip Dividend			Issue and allotment Date :			
Repurchase of share			Cancellation Date :			
Redemption of share			Redemption Date :			
Consideration issue	Price :		Issue and allotment Date :			
Others (please specify)	Price :		Issue and allotment Date :			
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**3,266,000**

Remarks : ______________________

Authorised Signatory :

Name : YU Tat Fung
Title : Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st January 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

YU Tat Fung
(Name of Responsible Official)

Tel No. : 2593 2362

Date : 7th February 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,351,597,914	N/A	
Increase/(Decrease) during the month	4,026,000		
Balance at close of the month	6,355,623,914		

(D) Details of Movement :

** please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.5008	9,626,000	0	200,000	0	9,426,000	200,000
2. Employee Share Option Scheme Exercise price : HK$ 0.41	109,180,000	0	38,000	0	109,142,000	38,000
3. Employee Share Option Scheme Exercise price : HK$ 0.54	60,150,000	0	0	0	60,150,000	0
4. Employee Share Option Scheme Exercise price : HK$ 0.814	12,404,000	0	0	0	12,404,000	0
5. Employee Share Option Scheme Exercise price : HK$ 0.846	100,234,000	0	0	0	100,234,000	0
6. Employee Share Option Scheme Exercise price : HK$ 0.63	312,414,000	0	3,788,000	0	308,626,000	3,788,000
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
______ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**4,026,000**

Remarks : ______________________

____

Authorised Signatory :

Name : YU Tat Fung
Title : Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 28th February 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

YU Tat Fung — Tel No. : 2593 2362
(Name of Responsible Official)

Date : 3rd March 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,355,623,914	N/A	
Increase/(Decrease) during the month	3,482,000		
Balance at close of the month	6,359,105,914		

(D) Details of Movement :

** please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.5008	9,426,000	0	400,000	0	9,026,000	400,000
2. Employee Share Option Scheme Exercise price : HK$ 0.41	109,142,000	0	1,740,000	0	107,402,000	1,740,000
3. Employee Share Option Scheme Exercise price : HK$ 0.54	60,150,000	0	0	0	60,150,000	0
4. Employee Share Option Scheme Exercise price : HK$ 0.814	12,404,000	0	0	0	12,404,000	0
5. Employee Share Option Scheme Exercise price : HK$ 0.846	100,234,000	0	0	0	100,234,000	0
6. Employee Share Option Scheme Exercise price : HK$ 0.63	308,626,000	0	1,342,000	0	307,284,000	1,342,000
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______	N/A					
CONVERTIBLES * Class	Units	Converted (Units)			Units	
______ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					3,482,000

Remarks : ______________________

Authorised Signatory :

Name : YU Tat Fung

Title : Company Secretary

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise **transferred** all your shares in Guangzhou Investment Company Limited, you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock code: 123)

CONTINUING CONNECTED TRANSACTIONS

Independent Financial Adviser

Yu Ming Investment Management Limited

A letter from the board of directors of the Guangzhou Investment Company Limited is set out on pages 4 to 12 of this circular.

A letter from the independent board committee of Guangzhou Investment Company Limited is set out on page 13 of this circular.

A letter from Yu Ming Investment Management Limited, the independent financial adviser to the independent board committee and shareholders of Guangzhou Investment Company Limited, is set out on pages 14 to 21 of this circular.

21st March, 2005

CONTENTS

DEFINITIONS

Unless the context requires otherwise, the following expressions have the following meanings in this circular:

"Aggregate Annual Cap"	RMB416.09 million (approximately HK$390.69 million) being the maximum aggregate annual value of the Transactions
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Company"	Guangzhou Investment Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange and on the SES
"connected person"	has the meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"GZ Paper"	an indirect subsidiary of the Company by the name of Guangzhou Paper Co., Ltd. (廣州造紙股份有限公司), a joint stock company which was converted under the laws of the PRC on 27th March, 2003 from a Sino-foreign equity joint venture originally established between GZ Paper Holdings and a wholly-owned subsidiary of the Company. As at the date of this circular, the equity interest of GZ Paper is held as to 51% indirectly by the Company, as to 47.25% by GZ Paper Holdings, and as to the remaining 1.75% by 廣州市金譽實業投資集團有限公司, 廣州市誠毅科技軟件開發有限公司 and 廣州番禺大崗鎮化工廠, which are all Independent Third Parties
"GZ Paper Holdings"	Guangzhou Paper Holdings Limited (廣州造紙集團有限公司), a limited liability company (wholly state-owned) established under the laws of the PRC
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the board of Directors of the Company appointed to advise the Shareholders in respect of the Transactions, comprising the independent non-executive directors of the Company, namely, Mr. YU Lup Fat Joseph, Mr. LEE Ka Lun and Mr. LAU Hon Chuen Ambrose
"Independent Third Party"	a party which is not a connected person as defined in the Listing Rules

"Latest Practicable Date"	18th March, 2005, being the latest practicable date for ascertaining certain information referred to in this circular prior to the printing of this circular
"Lease Contract"	the contract dated 17th October, 2002 entered into between GZ Paper Holdings and GZ Paper pursuant to which GZ Paper Holdings leased the Mill Premises to GZ Paper
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mill Premises"	certain land, workshops and ancillary buildings located at No. 40, Guangzhi Road, Haizhu District, Guangzhou, the PRC, with an approximate aggregate gross floor area of 142,344 square metres
"PRC"	People's Republic of China
"SES"	Singapore Exchange Securities Trading Limited
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning as in section 2 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) as at the date hereof and "subsidiaries" shall be construed accordingly
"substantial shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Transactions"	the Lease Contract and the Utilities Supply Contract and all transactions contemplated thereunder
"Transfer Agreement"	the agreement dated 17th October, 2002 entered into between GZ Paper and GZ Paper Holdings, pursuant to which GZ Paper transferred to GZ Paper Holdings all its rights in certain assets, which the Mill Premises form part
"Utilities Supply Contract"	the contract dated 17th October, 2002 entered into between GZ Paper Holdings and GZ Paper pursuant to which GZ Paper Holdings provides electricity, water and steam to GZ Paper

"Yu Ming"	Yu Ming Investment Management Limited, a deemed licensed corporation for types 1, 4, 6, and 9 regulated activities under the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

In this circular, certain amounts quoted in RMB have been translated into Hong Kong dollars at the reference rate of HK$1.00 to RMB1.065 for information purposes only. Such translation should not be construed as a representation that the relevant amounts have been, could have been, or could be, converted at that or any other rate or at all.

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

Executive directors:
Mr. OU Bingchang *(Chairman)*
Mr. LIANG Yi
Mr. CHEN Guangsong
Mr. LI Fei
Mr. LIANG Ningguang
Mr. XIAO Boyan

Independent non-executive directors:
Mr. YU Lup Fat Joseph
Mr. LEE Ka Lun
Mr. LAU Hon Chuen Ambrose

Registered office:
24th Floor, Yue Xiu Building
160-174 Lockhart Road
Wanchai
Hong Kong

21st March, 2005

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

Reference was made to the announcement dated 28th February, 2005 issued by the Company in relation to certain continuing connected transactions between GZ Paper Holdings and GZ Paper.

On 17th October, 2002, GZ Paper entered into the Lease Contract and the Utilities Supply Contract with GZ Paper Holdings, pursuant to which GZ Paper leased from GZ Paper Holdings the Mill Premises; and GZ Paper Holdings supplied electricity, water and steam on 24-hour continual basis to the paper mill operated by GZ Paper on the Mill Premises.

At the time the Lease Contract and the Utilities Supply Contract were entered into, GZ Paper was a Sino-foreign equity joint venture in which the Company had 51% indirect equity interest and GZ Paper Holdings had 49% equity interest. Transactions under the Lease Contract and the Utilities Supply Contract therefore constituted continuing connected transactions of the Company under the then Chapter 14 of the Listing Rules. The Shareholders approved the Transactions in an extraordinary general meeting held on 25th November, 2002, and the Stock Exchange granted the Company a conditional waiver from strict compliance with the requirements of disclosure by press notice, circular

to shareholders and/or independent shareholders' approval under the then Chapter 14 of the Listing Rules in respect of such transactions. The previous waiver was granted for a period of three years and expired on 31st December, 2004. The Transactions constitute non-exempt continuing connected transactions under the current Listing Rules.

Yu Ming has been appointed as the independent financial adviser to advise the Independent Board Committee and the Shareholders on whether the terms of the Lease Contract and the Utilities Supply and whether the continuation of the Transactions at the Aggregate Annual Cap for each of the three financial years ending on 31st December, 2005, 2006 and 2007 are fair and reasonable so far as the Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. A copy of the letter from Yu Ming is set out on pages 14 to 21 of this circular.

The purpose of this circular is to provide the Shareholders with further information in relation to, among other things, the Lease Contract, the Utilities Supply Contract and their respective cap amount and the Transactions. A copy of the letter from the Independent Board Committee containing its advice to the Shareholders as to whether the terms of the Lease Contract and the Utilities Supply and whether the continuation of the Transactions at the Aggregate Annual Cap for each of the three financial years ending on 31st December, 2005, 2006 and 2007 are fair and reasonable so far as the Shareholders are concerned and in the interests of the Company and the Shareholders as a whole is set out on page 13 of this circular.

THE LEASE CONTRACT

Date:

17th October, 2002

Parties:

Lessor: GZ Paper Holdings

Lessee: GZ Paper

Leased Properties:

Mill Premises

Rental:

Approximately RMB1.446 million (approximately HK$1.358 million) per month, which was agreed between the parties at arm's length based on standard rental fees set by the Guangzhou Municipal People's Government for similar premises in the area after taking into account the market rental for similar premises in the area. In the event of adjustment of standard rental fees, land use taxes

and fees by the Guangzhou Municipal People's Government, the rental fee may be adjusted in accordance with the relevant regulations. Adjustments to the rental fee, however, may not exceed 5% of the previous year's rental. There has been no adjustment since the Lease Contract was first entered into.

The current rent and the basis for calculating the rent remain unchanged from that disclosed in the announcement of the Company dated 17th October, 2002 and the circular to the Shareholders dated 9th November, 2002.

Term:

20 years from 25th November, 2002 which was the date on which the conditions precedent to the Lease Contract were fully satisfied.

Use:

The leased properties shall be used by GZ Paper in its newsprint manufacturing business.

GZ Paper may not without the prior written consent of GZ Paper Holdings transfer, sublet or charge the leased properties.

THE UTILITIES SUPPLY CONTRACT

Date:

17th October, 2002

Parties:

Supplier: GZ Paper Holdings

User: GZ Paper

Utilities supplied:

Electricity, water and steam on 24-hour continual basis to the paper mill operated by GZ Paper on the Mill Premises

Fees:

The annual fees shall be agreed in advance between the parties in writing in respect of each year during the term of the Utilities Supply Contract, the percentage of adjustment of unit rates shall not exceed the percentage of adjustment of the market price and, subject to the special adjustments mentioned below, shall not exceed 10% of the unit rates for the previous year. In the event of special adjustments made by the Guangzhou Municipal People's Government of fees for the supply of electricity, water and steam, adjustments to fees payable under the Utilities Supply Contract shall be made in accordance with the relevant requirements.

The basis for estimating the annual fees remain unchanged from that disclosed in the announcement of the Company dated 17th October, 2002 and the circular to the Shareholders dated 9th November, 2002.

The annual fees for 2005 is estimated to be approximately RMB287.78 million which is determined by reference to the previous transactions in the period from 1st January, 2004 to 31st December, 2004 i.e. the consumption of the utilities by GZ Paper in the preceding year and the unit rates set for 2005 as stated below. Such unit rates are determined by reference to the applicable regulations of the Guangzhou Municipal People's Government after taking into account the production cost or the market price for provision of such utilities on an industrial basis.

Unit rates for 2005 for such utilities are set out as follows:

Utility	**Unit Rate**
Electricity:	RMB0.382 per kwh
Turbid water:	RMB0.108 per cubic metre
Clean water:	RMB0.4005 per cubic metre
Chemically treated water:	RMB4.59 per cubic metre
Steam:	RMB31.3 per GJ

Term:

20 years from 25th November, 2002 which is the date on which the conditions precedent to the Utilities Supply Contract were fully satisfied.

COMPLIANCE WITH PREVIOUS WAIVER

Under the terms of the previous waiver, the maximum aggregate annual value of the Transactions for each of the three financial years of the Company ended 31st December, 2004 was RMB319.13 million (approximately HK$301.07 million, the exchange rate of RMB106=HK$100 was adopted in computing the HK$ equivalent). The Company has fully complied with the terms of the previous waiver as the relevant cap amount has not been exceeded for each of the three years ended 31st December, 2004. A summary of the amounts of the Transactions for the two years ended 31st December, 2004 is set out as follows (approximate equivalent in HK$ in brackets):

	Year ended 31st December, 2003 *(Note 1)*	**1st January, 2004 to 31st December, 2004** *(Note 2)*
Rent under Lease Contract *(Note 3)*	RMB17,350,011 (HK$16,214,964)	RMB17,350,011 (HK$16,291,090)
Utilities Supply Contract	RMB181,993,940 (HK$170,087,794)	RMB259,527,779 *(Note 4)* (HK$243,688,055)
Total	RMB199,343,951 (HK$186,302,758)	RMB276,877,790 (HK$259,979,145)

Note 1: The figures set out in this column are extracted from the audited accounts of the Group for the year ended 31st December, 2003. (The exchange rate of RMB107=HK$100 was adopted in computing the HK$ equivalent.)

Note 2: The figures set out in this column are extracted from the unaudited management accounts of the Group for the year ended 31st December, 2004.

Note 3: There has been no increase in rent.

Note 4: This figure is based on unaudited management accounts and is subject to audit adjustment.

BENEFITS OF THE TRANSACTIONS

Presently the Group is principally engaged in (i) property investment and development, (ii) manufacture and sale of newsprint (through GZ Paper), and (iii) operation of toll roads and bridges. GZ Paper is principally engaged in manufacture and sale of newsprint.

The Mill Premises and the assets which generate the utilities supplied pursuant to the Utilities Supply Contract were transferred by GZ Paper to GZ Paper Holdings on 25th November, 2002 in order to increase the competitiveness of GZ Paper as part of a corporate restructuring exercise. The Lease Contract and the Utilities Supply Contract were entered into to ensure that operations of GZ Paper's newsprint business will remain unaffected after such transfer. GZ Paper's newsprint business is entirely dependent on the continuation of the Transactions. The Mill Premises are the manufacturing and operating premises of GZ Paper. While it may be possible for GZ Paper to locate alternative

utilities supplies from other sources, the Directors do not consider that alternative suppliers will be able to offer terms which are more favourable than the terms under the Utilities Supply Contract. The Directors (including the independent non-executive Directors) consider that the Lease Contract and the Utilities Supply Contract remain fair and reasonable, was entered into in the ordinary and usual course of business of GZ Paper on normal commercial terms, and continue to be in the best interests of the Company and the Shareholders as a whole. It may not be beneficial to the interest of the Company or the Shareholders to terminate the existing arrangements and instead enter into short term operating leases and supply contracts as GZ Paper will be put in a precarious position if it cannot secure renewal of the lease or supply contract upon expiry, particularly given the recent volatility in energy supplies.

REQUIREMENTS OF THE LISTING RULES

GZ Paper is a joint stock company in which the Company has 51% indirect equity interest and GZ Paper Holdings has 47.25% equity interest. It is expected that the revenue ratio and the consideration ratio for the Transactions for each of the three years ending on 31st December, 2007 will exceed the relevant percentage of 2.5% on an annual basis and the annual consideration is more than HK$10,000,000 under Rule 14A.34, and will therefore constitute non-exempt continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules.

The Company has obtained written approval under Rule 14A.43 of the Listing Rules from a closely allied group of Shareholders, namely Yue Xiu Enterprises (Holdings) Limited and its associates, collectively holding approximately 50.8% in nominal value of the issued share capital of the Company as at the Latest Practicable Date giving the right to attend and vote at the general meeting of the Company to approve continuation of the Transactions at the cap amount described below if one were to be held. Yue Xiu Enterprises (Holdings) Limited has direct holding of 10,928,184 shares in the Company and is deemed by the SFO to be interested in 3,218,507,064 shares in the Company as a result of its indirect holding of such shares through its subsidiaries (namely, Yue Xiu Finance Company Limited (44,492,000 shares), Goldstock International Limited (35,233,160 shares), *Novena Pacific Limited (565,683,000 shares), *Bosworth International Limited (2,279,312,904 shares), *Morrison Pacific Limited (158,049,000 shares) and *Greenwood Pacific Limited (135,737,000 shares)).

** each of the named companies is a special purpose vehicle set up to hold interest in the relevant shares*

None of Yue Xiu Enterprises (Holdings) Limited and its aforementioned associates are required to abstain from voting if the Company were to convene a general meeting to approve continuation of the Transactions at the cap amount described below as the only connected person of the Company in relation to the Transactions is GZ Paper Holdings which does not (including through its associates) hold any shares in the Company.

The Company has applied to the Stock Exchange for a waiver under Rule 14A.43 of the Listing Rules for written independent Shareholders' approval in lieu of holding a general meeting.

The Aggregate Annual Cap for each of the three financial years ending on 31st December, 2005, 2006 and 2007 is RMB416.09 million (approximately HK$390.69 million). This cap amount has been determined with reference to (i) the annual fees payable by GZ Paper for 2005 under the Lease Contract and the Utilities Supply Contract based on standard fee rates set by the Guangzhou Municipal People's Government after taking into account market prices for similar premises and utilities or the cost of production for such utilities; (ii) adjustments which may be made in accordance with the market price pursuant to the Utilities Supply Contract; (iii) adjustments which may be made in accordance with the requirements of the Guangzhou Municipal People's Government pursuant to the Lease Contract and the Utilities Supply Contract; (iv) GZ Paper's estimate of its turnover for the coming three years ending on 31st December, 2007; and (v) based on the assumption that there will be no reduction in the annual fees.

The Aggregate Annual Cap is calculated as follows:

(a) **Based on the Lease Contract:**

annual rent for 2005	:	approximately RMB17.352 million (i.e. RMB1.446 million x 12 months)
assumed increase of 5% of previous year's annual rent for 2006 and 2007	:	RMB17.352 million x 1.05 x 1.05 = approximately RMB19.13 million

(b) **Based on the Utilities Supply Contract:**

annual fees for 2005	:	approximately RMB287.78 million
assumed increase of 10% of previous year's annual fees for 2006 and 2007	:	RMB287.78 million x 1.1 x 1.1 = approximately RMB348.21 million
margin of approximately 14% to take into account special adjustments made by the Guangzhou Municipal People's Government and the estimate of turnover of GZ Paper for 2006 and 2007	:	RMB348.21 million x 1.14 = approximately RMB396.96 million

Based on the above calculations, the Aggregate Annual Cap for each of the three financial years ending on 31st December, 2005, 2006 and 2007 is RMB416.09 million (i.e. RMB19.13 million + RMB396.96 million) (approximately HK$390.69 million).

The term of both the Lease Contract and the Utilities Supply Contract is 20 years. Under Rule 14A.35(1) of the Listing Rules, a continuing connected transaction which is not fully exempted must be governed by an agreement for a fixed period not exceeding three years unless there are special circumstances requiring a longer duration. The Directors are of the view that the special circumstances in this case are:

(a) the Lease Contract and the Utilities Supply Contract were part and parcel of the corporate restructuring of GZ Paper which had been approved by the Shareholders on 25th November, 2002. A key feature of the corporate restructuring involved the disposal by GZ Paper to GZ Paper Holdings of, amongst other things, the Mill Premises, the plants and machinery for the generation of electricity, water and steam for use and consumption by the paper mill operated by GZ Paper. To secure the use of the Mill Premises and the continuous supply of electricity, water and steam for the undisrupted operation of the paper mill, which is the sole business carried on by GZ Paper, GZ Paper negotiated for both the Lease Contract and the Utilities Supplies Contract to run for a term of 20 years, such that both contracts would almost co-terminate with the term of operation of GZ Paper;

(b) the Lease Contract and the Utilities Supply Contract as approved by the Shareholders contained clear provisions and limitations on price increases, which the Directors consider to be fair and reasonable and in the interests of the Shareholders as a whole;

(c) the Lease Contract and the Utilities Supply Contract were entered into prior to introduction of Rule 14A.35(1), they do not provide for unilateral termination without cause prior to the agreed term of 20 years, there is no assurance that any negotiations with GZ Paper Holdings to shorten the term of both contracts would be successful, and even if GZ Paper Holdings agrees to replace the subsisting contracts with three-year term contracts there is no assurance that they will be on the same terms and conditions; and

(d) the Lease Contract and the Utilities Supply Contract secures the premises and infrastructure for GZ Paper's production premises, three-year term contracts will expose GZ Paper to the risk of having to relocate causing severe disruption to its operations if such contracts cannot be renewed upon expiry or if such contracts are renewed on less favourable terms and conditions.

In view of the above special circumstances, for the purposes of compliance with Rule 14A.35(1) which came into operation after the Transactions were first entered into, the Directors are of the view that in the context of corporate reorganizations involving sale or purchase of substantial production assets, it is normal business practice to enter into long term leases in relation to those production assets to secure uninterrupted operation of the business utilizing them, and it is also normal business practice for companies engaged in utilities supply to enter into long term supply contracts.

If the cap amount is at any time exceeded, or if the terms of the Lease Contract or the Utilities Supply Contract are altered, or if GZ Paper enters into new arrangements or agreements with GZ Paper Holdings or any other connected persons during the period from 1st January, 2005 to 31st December, 2007, the Company will comply with the applicable provisions of Chapter 14A of the Listing Rules governing connected transactions unless it applies for and obtains relevant waiver(s) from the Stock Exchange.

RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee as set out on page 13 of this circular and the letter from Yu Ming as set out on pages 14 to 21 of this circular.

Having taken into account the advice of Yu Ming, the Independent Board Committee considers the terms of the Lease Contract and the Utilities Supply and the continuation of the Transactions at the Aggregate Annual Cap for each of the three financial years ending on 31st December, 2005, 2006 and 2007 are fair and reasonable so far as the Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

FURTHER INFORMATION

Further information of the Company is set out in Appendix I to this circular for your information.

By order of the board of Directors
Guangzhou Investment Company Limited
OU Bingchang
Chairman

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(incorporated in Hong Kong with limited liability)

21st March, 2005

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular dated 21st March, 2005 of the Company ("Circular") of which this letter forms part. Terms defined in the Circular bear the same meanings herein unless the context otherwise requires.

We have been appointed to form the Independent Board Committee to consider the terms of the Lease Contract and the Utilities Supply Contract and their respective cap amount and to advise the Shareholders whether, in our opinion, the terms of the Lease Contract and the Utilities Supply and the continuation of the Transactions at the Aggregate Annual Cap for each of the three financial years ending on 31st December, 2005, 2006 and 2007 are fair and reasonable so far as the Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. Yu Ming has been appointed to advise us and the Shareholders in respect of the terms of the Lease Contract and the Utilities Supply Contract and the Transactions.

We wish to draw your attention to the letter from the board of Directors set out on pages 4 to 12 of the Circular which contains, inter alia, information about the Lease Contract and the Utilities Supply Contract and the Transactions, and the letter of advice from Yu Ming set out on pages 14 to 21 of the Circular which contains its advice in respect of the terms of the Lease Contract and the Utilities Supply Contract and the Transactions.

Having taking into account the advice of Yu Ming, we consider the terms of the Lease Contract and the Utilities Supply and the continuation of the Transactions at the Aggregate Annual Cap for each of the three financial years ending on 31st December, 2005, 2006 and 2007 are fair and reasonable so far as the Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
Independent Board Committee
YU Lup Fat Joseph **LEE Ka Lun** **LAU Hon Chuen Ambrose**
Independent non-executive directors

YU MING INVESTMENT MANAGEMENT LIMITED
ROOM 1001, 10/F, AON CHINA BUILDING, 29 QUEEN'S ROAD CENTRAL, HONG KONG

DATE 21st March, 2005

Guangzhou Investment Company Limited
24th Floor
Yue Xiu Building 160-174
Lockhart Road
Wanchai
Hong Kong

To the Independent Board Committee and the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We have been appointed to advise the Independent Board Committee and the Shareholders in respect of the waiver application in relation to the Lease Contract and the Utilities Supply Contract, with a particular emphasis on the cap amount and implications under Rule 14A.35 of the Listing Rules, details of which are set out in the Letter from the Board contained in the circular to the Shareholders dated 21st March, 2005 (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

In formulating our opinion, we have relied on the statements, information, opinions and representations contained in the Circular and the information, representations and opinions provided to us by the Directors. We have assumed that all statements, information, opinions and representations contained or referred to in the Circular and all information, representations and opinions which have been provided by the Directors for which they are solely responsible are, to the best of their knowledge, true and accurate at the time they were made and continue to be so on the date of this letter.

We consider that we have been provided with sufficient information on which to form a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any fact or circumstance which would render the information provided and the representations and opinions made to us untrue, inaccurate or misleading. Having made all reasonable enquiries, the Directors have further confirmed that, to the best of their knowledge, they believe there are no other facts or representations the omission of which would make any statement in the Circular, including this letter, misleading. We have not, however, carried out any independent verification of the information provided by the Directors, nor have we conducted an independent investigation into the business and affairs of the Group or GZ Paper Holdings.

PRINCIPAL FACTORS AND REASONS CONSIDERED

Background Information of The Transactions

On 17th October 2002 GZ Paper entered into the Transfer Agreement, the Lease Contract and the Utilities Supply Contract with GZ Paper Holdings. Pursuant to the Transfer Agreement, GZ Paper had transferred all its rights in the Mill Premises which were owned by GZ Paper in return for GZ Paper Holdings waiving the liabilities owed by GZ Paper to the amount of approximately RMB 660 million (approximately HK$623 million at the time of the Transfer Agreement). At the time of the Transfer Agreement, the Lease Contract and the Utilities Supply Contract were entered into between GZ Paper and GZ Paper Holdings, GZ Paper was owned as to 49 per cent. by GZ Paper Holdings and 51 per cent. indirectly by the Company. Pursuant to the Lease Contract, GZ Paper Holdings agreed to lease the Mill Premises to GZ Paper for a term of 20 years while the Utilities Supply Contract stated that GZ Paper Holdings agreed to supply electricity, water and steam to GZ Paper, also for a term of 20 years. As a result, the Transfer Agreement constituted connected transactions for the Company, while the Lease Contract and the Utilities Supply Contract constituted continuing connected transactions of the Company.

On 25th November, 2002, the entering into of the Transfer Agreement, the Lease Contract and the Utilities Supply Contract were approved in an extraordinary meeting of the Shareholders. Subsequent to the approval by the Shareholders of the transactions, the Stock Exchange had granted a conditional waiver from strict compliance with certain disclosure requirements of the Listing Rules in respect of the Lease Contract and the Utilities Supply Contract. Such waiver expired on 31st December, 2004.

Shareholders' approval on such cap amount for the aggregate value of the Transactions under the Lease Contract and Utilities Supply Contract for the three financial years ending 31st December, 2005, 2006 and 2007 is required pursuant to 14A.35(4) of the Listing Rules.

The Cap Amount

The Lease Contract

On 17th October, 2002, GZ Paper entered into the Lease Contract with GZ Paper Holdings pursuant to which GZ Paper will lease the Mill Premises with total gross floor area of approximately 142,344 square metres from GZ Paper Holdings for a monthly rental of approximately RMB1.446 million (approximately HK$1.358 million), subject to annual adjustment of no more than 5 per cent., for a term of 20 years.

Prevailing Market Rates

There has been no adjustment to the rental payable under the Lease Contract since it was entered into in 2002. Based on the research we have conducted on the rental market of industrial sites in the Haizhu District[1], Guangzhou, where the Mills Premises are situated, the rental offers range from approximately RMB10 (approximately HK$9.39) to RMB20 (approximately HK$18.78) per square metre per month. The current rental for the Mill Premises of approximately RMB10.16 (approximately HK$9.54) per square metre per month is in the low end of the market.

The Cap Amount

As at the date of this letter, the rental for 2005 of the Mill Premises have already been set at the historical level of RMB17.352 million (approximately HK$16.29 million) per annum. Since the current rental represents a discount to the average prevailing market rate, there is no guarantee that GZ Paper will enjoy the same level of discount in the future. We shall assume the maximum rental increase of 5 per cent. per annum will be sought in financial years 2006 and 2007 in accordance with the terms of the Lease Contract, the maximum amount of rental payable pursuant to the Lease Contract in financial year 2007 will be approximately RMB19.13 million (approximately HK$17.96 million). On this basis, we believe the terms and the cap on the Lease Contract are fair and reasonable and are in the interest of the Shareholders and the Company as a whole.

The Utilities Supply Contract

On 17th October, 2002, GZ Paper entered into the Utilities Supply Contract with GZ Paper Holdings pursuant to which GZ Paper Holdings will supply electricity, turbid water, clean water, chemically treated water and steam to GZ Paper for a term of 20 years. Similar to the Lease Contract, the annual fees shall be agreed in writing in advance between GZ Paper and GZ Paper Holdings in respect of each year during the term of the Utilities Supply Contract. The percentage of adjustment of unit rates shall not exceed the percentage of adjustment of the market price and shall not exceed 10 per cent. of the unit rates for the previous year, subject to special circumstances.

[1] Based on information available on www.2house114.com, www.chinaworkshops.com and www.jinti.com, which are websites specialize in PRC properties, and news articles about the housing market in the Haizhu District.

Prevailing Market Rates

According to 廣州市物價局 (the Price Bureau of Guangzhou), the latest official guidance price published in 2004[2] for industrial use fresh water is RMB1.25 (approximately HK$1.17) per cubic metre, represented a 212 per cent. premium compared to RMB0.4005 (approximately HK$0.376) per cubic metre enjoyed by GZ Paper in 2004.

At the same time, the official guidance price for electricity with effective from 15th June, 2004 ranges from RMB0.3380 (approximately HK$0.317) to RMB0.7701 (approximately HK$0.723) per kilowatt hour depending on the time of use, compared to RMB0.316 (approximately HK$0.296) per kilowatt hour flat enjoyed by GZ Paper in 2004.

Guidance prices for turbid water, chemically treated water and steam are not available. However, based on statistics compiled by 廣東省統計局 (the Bureau of Statistics of Guangdong Province) released on 18th January, 2005, we noted that the price index for combustion fuel have risen by 20.54 per cent. from 1st January 2003 to 30th November, 2004. We believe this should reflect the change in the cost of steam as the production of steam mainly involved the combustion of coal. At the same time, we noted that the unit rate for steam supplied by GZ Paper Holdings have increased by 19.51 per cent. between 2003 and 2005, which is roughly in line with the level of change as shown by the price index for combustion fuel.

The Cap Amount

The cap amount of RMB396.96 million (approximately HK$372.73 million) for the Utilities Supply Contract was determined based on three critical assumptions: (1) the annual fee of RMB287.78 million (approximately HK$270.22 million) for 2005; (2) the maximum amount of fee adjustment stipulated in the Utilities Supply Contract of 10 per cent., subject to special circumstances, and there will be no reduction in the unit rates; and (3) the organic business growth of GZ Paper.

2 Date of publication was not shown.

The annual fee for 2005 was agreed upon in 2004 between GZ Paper and GZ Paper Holdings based on the following assumptions:

	2005	2004	2003	Change over two years
Level of Production (tonnes)	320,000	300,000	260,000	+23.08%
Unit Rate				
Clean Water *(RMB/Cubic Metre)*	0.4005	0.4005	0.4005	—
Turbid Water *(RMB/Cubic Metre)*	0.1080	0.1080	0.1080	—
Chemically Treated *(RMB/Cubic Metre)*	4.5900	4.5900	4.5900	—
Electricity *(RMB/Kilowatt Hour)*	0.3820	0.3160	0.2890	+32.18%
Steam *(RMB/Gigajoule)*	31.300	28.800	26.190	+19.51%
Annual fee *(RMB Million)*	287.78	259.53	181.99	+58.13%

As shown in the table above, the annual fee for 2005 under the Utilities Supply Contract represents a 58 per cent. increase from 2003. This was mainly due to the increased production level and the increase in unit prices paid for electricity and steam, which together account for over 95 per cent. of the fee payable pursuant to the Utilities Supply Contract.

We noted that the unit price of electricity paid by GZ Paper is still at the low end of the guidance made by the Guangzhou Government and the level of increase in the unit price of steam is lower than the level of price change of combustion fuel. As a result, and based on the projected level of production for 2005, we are of the view that the fee set for 2005 is fair and reasonable.

At the same time, we also believe it is fair for the Company to assume GZ Paper Holdings will, in the coming two years, seek the maximum level of increase permitted under the Utilities Supply Contract due to the disparity between the guidance prices from the Government and the actual level charged.

Finally, the organic growth of GZ Paper is assumed to be just under seven per cent. per annum for the next two years, which are conservative compared to the level of production growth experienced in the past two financial years of 15.38 per cent. and 4.46 per cent. for the financial years ended 31st December 2004 and 2003 respectively. We are of the opinion that the assumption on organic growth is fair and reasonable.

Having considered the above, we are of the opinion that the terms and the cap of the Utilities Supply Contract are fair and reasonable so far as the interest of the Shareholders is concerned.

The Term of the Utilities Supply Contract and the Lease Contract

We shall opine on the respective term of the Utilities Supply Contract and the Lease Contract by focusing on two areas. Firstly, the reason a longer period is required for both contract. Secondly, whether it is a normal business practice for the contracts of this type to be of such duration.

As stated under the section headed "Background Information of the Transactions" in this letter of advice, the Lease Contract and the Utilities Supply Contract were entered into as a result of a corporate restructuring aimed to raise the competitiveness of GZ Paper through a debt-for-asset swap in which GZ Paper Holdings had forgiven approximately RMB 660 million (approximately HK$623 million at the time of the Transfer Agreement) in debt owed by GZ Paper for the Mill Premises. As a condition for GZ Paper Holdings to waive the substantial amount of liabilities, GZ Paper had to enter into the Lease Contract and the Utilities Supply Contract for a term of 20 years to ensure GZ Paper Holdings of a constant revenue stream from the Mill Premises. The Directors have also confirmed that GZ Paper Holdings has fulfilled its obligations under the Utilities Supply Contract by offering continuous utilities supply since the contract was entered into. Therefore, with an aim to ensure stability on the business operations of GZ Paper which has so far proven to be mutually beneficial to both GZ Paper and GZ Paper Holdings, we believe a longer term for the Lease Contract and the Utilities Supply Contract is desirable.

Moreover, it is not uncommon for PRC companies to enter into service agreements and lease agreements with long duration subsequent to corporate restructuring for land and assets involved in such transactions by companies listed on the PRC stock exchanges with their respective connected parties within the meaning of the relevant PRC listing rules. The following is a list of recent comparable transactions which we obtained from the website www.factiva.com, a news search service provided by Dow Jones and Reuters[3]:

1. On 3rd August, 2004, PRC listed 雲南錫業股份有限公司 entered into a lease agreement and a service agreement with 雲南錫業集團有限責任公司 for a contract term of 20 years and 30 years respectively following the sale of certain mining assets from 雲南錫業集團有限責任公司 to 雲南錫業股份有限公司. Pursuant to such lease agreement, 雲南錫業股份有限公司 will lease from 雲南錫業集團有限責任公司 land in which the assets involved in the transaction are situated while the service agreement stipulates that 雲南錫業集團有限責任公司 shall provide 雲南錫業股份有限公司 with electricity, water, maintenance, transportation, communications, environmental protection and hygiene services;

2. In June, 2001 PRC listed 無錫商業大厦股份有限公司 entered into a supplemental lease agreement with its controlling shareholders for a term of 30 years in preparation for the listing of its shares on the Shanghai Stock Exchange.

[3] The list of transactions shown here is the exhaustive result of keyword searches conducted on "utilities supply contract", "service contract", "integrated service contract", "lease contract", "20-year term" and "30-year term" for content from 1st January, 2000 onwards in which comparable transactions are identified. Transactions shown in the keyword search which we cannot assured of their comparability to the Transactions have not been included.

3. On 6th December, 2000, prior to the listing of its shares on the Shanghai Stock Exchange, 江蘇長電科技股份有限公司 entered into a lease contract with its shareholder 江陰長江電子有限公司 for a period of 20 years for premises in which the production facilities of 江蘇長電科技股份有限公司 are based;

We have also noted that contracts in relation to utilities supply can be of long duration as shown in the following list we obtained from www.factiva.com and the website of the Stock Exchange[4]:

1. On 11th June, 2004, Zhanjiang Xinao, a subsidiary of Hong Kong-listed company Xinao Gas Holdings Limited, was granted a contract for 30 years to supply piped gas to Zhanjiang City in Guangdong Province;

2. On 7th August, 2003, Changsha Xinao, a subsidiary of Hong Kong-listed company Xinao Gas Holdings Limited, was granted a contract for 20 years to supply piped gas to Changsha City Planning Area in Hunan Province;

3. On 15th April, 2004, Singapore-listed company Devotion Eco-Thermal Limited was awarded a contract for 20 years to supply heat to 甘肅省科教城.

Based on the above, we believe the respective term of the Lease Contract and the Utilities Supply Contract are fair and reasonable and that there are precedents for PRC companies undergoing corporate reorganization to enter into long-term leases and service contracts and companies engaged in utilities supply to enter into long-term supply contracts.

As your financial adviser, we are obliged to highlight that both the Lease Contract and the Utilities Supply Contract have been approved by the Shareholders on 25th November, 2002, prior to the introduction of Rule 14A.35(1) which stated that unless in special circumstances, no such agreement should be fixed for more than three years. The Company could have renegotiated the terms of the contracts despite our belief that the capital reorganization described above constituted a special circumstances. However, we are of the view that the risks involved in renegotiating the Lease Contract and Utilities Supply Contract far outweigh the benefits of full compliance with Rule 14A.35(1) as the Company can have no assurance to the Shareholders that GZ Paper Holding will not demand amendments to other terms of the contract, especially the price adjustment mechanisms stipulated in the current Lease Contract and the Utilities Supply Contract.

4 The parties involved in this list of transactions are, to the best of our knowledge, not connected parties within the meanings of the Listing Rules. We are of the view that the transactions in the list above are comparable to the Transactions.

The list shown above is the exhaustive result of keyword searches we conducted on www.factiva.com on "heat supply contract", "gas supply contract", "20-year term" and "30-year term" from 1st January, 2000 onwards. This is followed by a search on the announcements issued by Xinao Gas Holdings Limited, a company listed on the Stock Exchange engaged in the supply of natural gas and other related operations to townships and cities in the PRC. The latest three transactions from the two searches are shown in the above list.

RECOMMENDATION

Having taken into account the information and representations provided to us and the above principal factors, we are of the opinion that the terms and the cap amount of the Lease Contract and the Utilities Supply Contract are fair and reasonable so far as the Company and the Shareholders are concerned. Accordingly, we recommend the Shareholders to vote in favour of the resolution to approve the cap amount of the Lease Contract and the Utilities Supply Contract.

Yours faithfully,
For and on behalf of
YU MING INVESTMENT MANAGEMENT LIMITED
Warren Lee
Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF DIRECTORS' INTERESTS FOR THE COMPANY

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executives (if any) of the Company had, or was deemed to have any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) which was required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO including interests and short positions which they were taken or deemed to have under such provisions of the SFO or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

(a) Long positions in shares of the Company and its associated corporations

Directors	Interests in the Company or its associated corporation	Capacity in holding interest	Approximate % of shareholding in the same class of securities	Number and class of securities
Mr. Liang Ningguang	The Company	Beneficial owner	0.01	400,000 shares
Mr. Xiao Boyan	The Company	Beneficial owner	0.01	500,000 shares
Mr. Lee Ka Lun	The Company	Beneficial owner	0.02	1,050,000 shares

(b) **Long positions in underlying shares of equity derivatives of the Company and its associated corporations**

Directors	**Interests in the Company or its associated corporation**	**Capacity in holding interest**	**Date of grant** *(Note)*	**Exercise price per share** *HK$*	**Number of outstanding share options**
Mr. Ou Bingchang	The Company	Beneficial owner	02/06/2003	0.5400	9,000,000
Mr. Liang Yi	The Company	Beneficial owner	02/06/2003	0.5400	7,000,000
Mr. Chen Guangsong	The Company	Beneficial owner	02/06/2003	0.5400	8,000,000
Mr. Li Fei	The Company	Beneficial owner	02/06/2003	0.5400	7,000,000
Mr. Liang Ningguang	The Company	Beneficial owner	02/06/2003	0.5400	7,000,000
Mr. Xiao Boyan	The Company	Beneficial owner	02/06/2003	0.5400	7,000,000
Mr. Yu Lup Fat Joseph	The Company	Beneficial owner	02/06/2003	0.5400	3,500,000
Mr. Lee Ka Lun	The Company	Beneficial owner	02/06/2003	0.5400	2,450,000

Note: The share options are exercisable from 2nd June, 2003 to 1st June, 2013, of which a maximum of up to (i) 30 per cent.; and (ii) 60 per cent. (inclusive of any options exercised under (i)) thereof are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the date of grant, respectively.

As at the Latest Practicable Date, none of the Directors or the expert named at paragraph 4(a) below in this circular had any direct or indirect interests in any assets which have since 31st December, 2003 (being the date to which the latest published audited consolidated accounts of the Group were made up) been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group, which was subsisting and was significant in relation to the business of the Group.

As at the Latest Practicable Date, none of the Directors and their respective associates had any competing interest with the Group.

3. SUBSTANTIAL SHAREHOLDERS OF THE COMPANY

Save as disclosed below, as at the Latest Practicable Date, so far as is known to any Director or chief executive (if any) of the Company, no person (not being a Director or chief executive (if any) of the Company nor any member of the Group), has an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provision of the SFO) or who is directly or indirectly interested in 10 per cent. or more of the nominal value of any class of shares carrying rights to vote in all circumstances at general meetings of the Company.

Name	Capacity in holding interest	Long/short position	Approximate % of shareholding in the same class of securities	Number and class of securities held
Yue Xiu Enterprises (Holdings) Limited *(Note 1)*	Beneficial owner and interest of controlled corporation	Long position	50.76	3,229,435,248 shares
JPMorgan Chase & Co. *(Note 2)*	Investment manager and approved lending agent	Long position	6.96	442,552,000 shares

Notes:

1. Yue Xiu Enterprises (Holdings) Limited has direct holding of 10,928,184 shares in the Company and is deemed by the SFO to be interested in 3,218,507,064 shares in the Company as a result of its indirect holding of such shares through its wholly-owned subsidiaries, details of which were as follows:

Name	Capacity in holding interest	Long/short position	Number and class of securities held
Excellence Enterprises Co., Ltd. ("**Excellence**") *(Note i)*	Interest of controlled corporation	Long position	3,174,015,064 shares
Bosworth International Limited	Beneficial owner	Long position	2,279,312,904 shares
Sun Peak Enterprises Ltd. ("**Sun Peak**") *(Note ii)*	Interest of controlled corporation	Long position	565,683,000 shares
Novena Pacific Limited ("**Novena**")	Beneficial owner	Long position	565,683,000 shares

Name	Capacity in holding interest	Long/short position	Number and class of securities held
Shine Wah Worldwide Limited ("**Shine Wah**") *(Note iii)*	Interest of controlled corporation	Long position	158,049,000 shares
Morrison Pacific Limited ("**Morrison**")	Beneficial owner	Long position	158,049,000 shares
Perfect Goal Development Co., Ltd. ("**Perfect Goal**") *(Note iv)*	Interest of controlled corporation	Long position	135,737,000 shares
Greenwood Pacific Limited ("**Greenwood**")	Beneficial owner	Long position	135,737,000 shares
Seaport Development Limited ("**Seaport**") *(Note v)*	Interest of controlled corporation	Long position	35,233,160 shares
Goldstock International Limited ("**Goldstock**")	Beneficial owner	Long position	35,233,160 shares
Yue Xiu Finance Company Limited	Beneficial owner	Long position	44,492,000 shares

i. Excellence, a wholly-owned subsidiary of Yue Xiu Enterprises (Holdings) Limited, is deemed by the SFO to be interested in 3,174,015,064 shares in the Company as a result of its indirect holding of such shares through its wholly-owned subsidiaries.

ii. Sun Peak is deemed by the SFO to be interested in 565,683,000 shares in the Company as a result of its indirect holding of such shares through its wholly-owned subsidiary, Novena.

iii. Shine Wah is deemed by the SFO to be interested in 158,049,000 shares in the Company as a result of its indirect holding of such shares through its wholly-owned subsidiary, Morrison.

iv. Perfect Goal is deemed by the SFO to be interested in 135,737,000 shares in the Company as a result of its indirect holding of such shares through its wholly-owned subsidiary, Greenwood.

v. Seaport is deemed by the SFO to be interested in 35,233,160 shares in the Company as a result of its indirect holding of such shares through its wholly-owned subsidiary, Goldstock.

2. The capacity of JPMorgan Chase & Co. in holding the 442,552,000 shares in the Company is, as to 417,686,000 shares, as investment manager and, as to 24,866,000 shares, as approved lending agent.

4. EXPERT'S DISCLOSURE OF INTEREST AND CONSENT

(a) The following are the qualifications of the expert who has given opinion or advice contained in this circular:

Name	Qualification
Yu Ming	a deemed licensed corporation for types 1, 4, 6 and 9 regulated activities under the SFO

(b) As at the Latest Practicable Date, Yu Ming has no direct or indirect shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for shares in any member of the Group.

(c) Yu Ming has given and has not withdrawn its written consent to the issue of this circular with the inclusion therein of its letter and reference to its name in the form and context in which it appears.

(d) The letter and advice given by Yu Ming is given as of the date of this circular for incorporation herein.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, each of Messrs. Ou Bingchang and Liang Yi had entered into a service agreement with GZI Transport Limited, a subsidiary of the Company which, after an initial fixed term of one year commencing on 8th January, 2003 and 28th February, 2003 respectively, had been extended for a further term of two years up to 2006 unless terminated sooner by GZI Transport Limited giving to the relevant Director three months' prior written notice or by the relevant Director giving to GZI Transport Limited six months' prior written notice.

Save as disclosed above, none of the Directors had, as at the Latest Practicable Date, a service contract or a proposed service contract with any member of the Group which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

6. NO MATERIAL ADVERSE CHANGES

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31st December, 2003, the date to which the latest published consolidated audited accounts of the Group were made up.

7. MISCELLANEOUS

The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the registered office of the Company at 24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong up to and including 6th April, 2005:

(a) the Transfer Agreement;

(b) the Lease Contract;

(c) the Utilities Supply Contract;

(d) the letter from Yu Ming to the Shareholders and the Independent Board Committee as set out on pages 14 to 21 of this circular;

(e) the memorandum and articles of association of the Company;

(f) the written consent referred to in paragraph 4 of this Appendix; and

(g) the service contracts referred to in paragraph 5 of this Appendix.

8. 備查文件

下列文件可於本通函發出日期直至二○○五年四月六日止(包括該日)任何週日(星期六及公眾假期除外)之一般辦公時間內，在本公司的註冊辦事處查閱，地址為香港灣仔駱克道160-174號越秀大廈24樓：

(a) 轉讓協議；

(b) 租賃協議；

(c) 電、水、熱供應協議；

(d) 禹銘致股東及獨立董事委員會的函件，全文載於本通函第14頁至第21頁；

(e) 本公司的組織章程大綱及細則；

(f) 本附錄第4段所述的同意書；及

(g) 本附錄第5段所述的服務合同。

4. 專業機構的權益披露及同意書

(a) 以下為提供本通函所載的意見或建議的專業機構的資格：

名稱	資格
禹銘	根據證券及期貨條例的被視為持牌法團，可進行第1、4、6及9類受規管活動

(b) 於最後實際可行日期，禹銘概無直接或間接於本集團任何成員公司擁有任何股權或擁有可認購或委任他人認購本集團任何成員公司股份的權利(不論在法律上可強制執行與否)。

(c) 禹銘就本通函的刊行發出同意書，同意按本通函的形式及涵義轉載其函件及引述其名稱，且迄今並無撤回其同意書。

(d) 由禹銘發出的函件及意見，乃於本通函刊發日期編製，以供載入本通函。

5. 服務合約

於最後實際可行日期，區秉昌先生及梁毅先生均已與本公司的附屬公司越秀交通有限公司訂立服務協議，於分別由二〇〇三年一月八日及二〇〇三年二月二十八日起計的最初固定年期一年屆滿後，已再續約兩年至二〇〇六年，除非由越秀交通有限公司向有關董事提出三個月的事先書面通知而提早終止，或有關董事向越秀交通有限公司提出六個月的事先書面通知而提早終止。

除以上所披露外，於最後實際可行日期，概無董事與本集團任何成員公司訂立或擬訂立在一年內不得由僱主終止而毋須作出賠償(法定賠償除外)的服務合約。

6. 無重大逆轉

於最後實際可行日期，董事並不知悉本集團的財務或貿易狀況自二〇〇三年十二月三十一日(即編製本集團最近期公佈經審核綜合賬目之日)起有出現任何重大逆轉。

7. 一般事項

就詮釋而言，本通函以英文版本為準。

名稱	持有權益的身份	好倉／淡倉	所持證券數目及類別
Shine Wah Worldwide Limited (「Shine Wah」) (附註iii)	受控法團的權益	好倉	158,049,000股股份
Morrison Pacific Limited (「Morrison」)	實益擁有人	好倉	158,049,000股股份
Perfect Goal Development Co., Ltd. (「Perfect Goal」) (附註iv)	受控法團的權益	好倉	135,737,000股股份
Greenwood Pacific Limited (「Greenwood」)	實益擁有人	好倉	135,737,000股股份
Seaport Development Limited (「Seaport」) (附註v)	受控法團的權益	好倉	35,233,160股股份
Goldstock International Limited (「Goldstock」)	實益擁有人	好倉	35,233,160股股份
越秀財務有限公司	實益擁有人	好倉	44,492,000股股份

i. 根據證券及期貨條例，由於Excellence (越秀企業(集團)有限公司的全資附屬公司)透過其全資附屬公司間接持有股份，故被視為擁有本公司3,174,015,064股股份的權益。

ii. 根據證券及期貨條例，由於Sun Peak透過其全資附屬公司Novena間接持有股份，故被視為擁有本公司565,683,000股股份的權益。

iii. 根據證券及期貨條例，由於Shine Wah透過其全資附屬公司Morrison間接持有股份，故被視為擁有本公司158,049,000股股份的權益。

iv. 根據證券及期貨條例，由於Perfect Goal透過其全資附屬公司Greenwood間接持有股份，故被視為擁有本公司135,737,000股股份的權益。

v. 根據證券及期貨條例，由於Seaport透過其全資附屬公司Goldstock間接持有股份，故被視為擁有本公司35,233,160股股份的權益。

2. JPMorgan Chase & Co.持有本公司442,552,000股股份權益的身份包括417,686,000股為投資經理，24,866,000股為核准借出代理人。

3. 本公司的主要股東

除下文所披露者外，於最後實際可行日期，就任何本公司董事或主要行政人員(如有)所知，概無任何人士(除本公司或本集團任何成員公司的董事或主要行政人員(如有)以外)於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文須予披露的權益或淡倉(包括根據證券及期貨條例的該等條文被當作或視作擁有的權益或淡倉)，或直接或間接擁有任何類別附有權利可於任何情況下在本公司的股東大會上投票的股份面值10%或以上權益。

名稱	持有權益的身份	好倉／淡倉	於相同類別的證券的股權概約百分比	所持證券數目及類別
越秀企業(集團)有限公司(附註1)	實益擁有人及受控法團的權益	好倉	50.76	3,229,435,248股股份
JPMorgan Chase & Co.(附註2)	投資經理及核准借出代理人	好倉	6.96	442,552,000股股份

附註：

1. 越秀企業(集團)有限公司直接持有本公司10,928,184股股份；根據證券及期貨條例，由於透過其全資附屬公司間接持有股份，故被視為擁有本公司3,218,507,064股股份的權益，有關的詳情如下：

名稱	持有權益的身份	好倉／淡倉	所持證券數目及類別
Excellence Enterprises Co., Ltd.(「Excellence」)(附註i)	受控法團的權益	好倉	3,174,015,064股股份
Bosworth International Limited	實益擁有人	好倉	2,279,312,904股股份
Sun Peak Enterprises Ltd.(「Sun Peak」)(附註ii)	受控法團的權益	好倉	565,683,000股股份
Novena Pacific Limited(「Novena」)	實益擁有人	好倉	565,683,000股股份

(b) 於本公司及其相聯法團股本衍生工具的相關股份中的好倉

董事	於本公司或其相聯法團的權益	持有權益的身份	授出日期 (附註)	每股行使價 港元	尚未行使的購股權數目
區秉昌先生	本公司	實益擁有人	02/06/2003	0.5400	9,000,000
梁　毅先生	本公司	實益擁有人	02/06/2003	0.5400	7,000,000
陳光松先生	本公司	實益擁有人	02/06/2003	0.5400	8,000,000
李　飛先生	本公司	實益擁有人	02/06/2003	0.5400	7,000,000
梁凝光先生	本公司	實益擁有人	02/06/2003	0.5400	7,000,000
肖博彥先生	本公司	實益擁有人	02/06/2003	0.5400	7,000,000
余立發先生	本公司	實益擁有人	02/06/2003	0.5400	3,500,000
李家麟先生	本公司	實益擁有人	02/06/2003	0.5400	2,450,000

附註： 購股權可由二○○三年六月二日起至二○一三年六月一日止期間內隨時行使，惟限於(i)直至購股權授出日期首週年的期間內，行使最多達所授予購股權的30%；及(ii)直至購股權授出日期第二週年的期間內，行使最多達所授予購股權的60%（包括根據第(i)項已行使的任何購股權）。

於最後實際可行日期，概無本公司董事或名列於本通函下文第4(a)段的專業機構自二○○三年十二月三十一日（即編製本集團最近期公佈經審核綜合賬目之日）起收購或出售或租予任何本集團成員公司，或建議收購或出售或租予任何本集團成員公司的任何資產中擁有任何直接或間接權益。

於最後實際可行日期，各董事於任何本集團成員公司訂立的任何有效並與本集團業務有重大關連的合約或安排中概無擁有重大權益。

於最後實際可行日期，概無董事及其各自的聯繫人擁有任何與本集團競爭的業務權益。

1. 責任聲明

本通函的資料乃遵照上市規則而刊載，旨在提供有關本公司的資料。各董事願就本通函所載資料的準確性共同及個別地承擔全部責任，並於作出一切合理查詢後，確認就其所知及所信，本通函所表達的意見乃經審慎周詳的考慮後方作出，並無遺漏任何事項，足以令致本通函所載任何陳述產生誤導。

2. 本公司董事權益披露

除下文所披露者外，於最後實際可行日期，本公司董事或主要行政人員(如有)概無在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)擁有或被視作擁有須根據證券及期貨條例第XV部第7及8分部通知本公司及聯交所的股份、相關股份及債券的權益或淡倉，包括根據證券及期貨條例相關條文被當作或視作擁有的權益或淡倉；或根據證券及期貨條例第352條須載於登記冊的權益或淡倉；或根據《上市公司董事進行證券交易的標準守則》規定須通知本公司及聯交所的權益或淡倉。

(a) **於本公司及其相聯法團的股份中的好倉**

董事	於本公司或其相聯法團的權益	持有權益的身份	於相同類別的證券中的股權概約百分比	證券數目及類別
梁凝光先生	本公司	實益擁有人	0.01	400,000股股份
肖博彥先生	本公司	實益擁有人	0.01	500,000股股份
李家麟先生	本公司	實益擁有人	0.02	1,050,000股股份

推薦建議

經考慮我們所獲提供的資料及聲明及上述的主要因素後，我們認為租賃協議及電、水、熱供應協議的條款及上限金額，對　貴公司及股東而言屬公平合理。因此，我們建議股東投票贊成批准租賃協議及電、水、熱供應協議上限金額的決議案。

此致

香港
灣仔
駱克道160-174號
越秀大廈
24樓
越秀投資有限公司

獨立董事委員會及列位股東　台照

代表
禹銘投資管理有限公司
董事
李華倫
謹啟

二〇〇五年三月二十一日

3. 於二○○○年十二月六日，江蘇長電科技股份有限公司於其股份在上海證券交易所上市前，與其股東江陰長江電子有限公司訂立一項租賃合約，為期二十年，以租賃江蘇長電科技股份有限公司的生產設施所在的物業；

從我們在www.factiva.com及聯交所[4]網站取得的一些例子中，我們亦注意到，動能供應協議可以長年期訂立：

1. 於二○○四年六月十一日，香港上市公司新奧燃氣控股有限公司的附屬公司Zhanjiang Xinao獲批一項為期三十年的合約，為廣東省湛江市供應管道燃氣；

2. 於二○○三年八月七日，香港上市公司新奧燃氣控股有限公司的附屬公司Changsha Xinao獲批一項為期二十年的合約，為湖南省長沙城市規劃區供應管道燃氣；

3. 於二○○四年四月十五日，新加坡上市的公司Devotion Eco-Thermal Limited獲批一項為期二十年的合約，向甘肅省科教城供應熱能。

基於上文所述，我們認為租賃協議及電、水、熱供應協議各自的年期屬公平合理，且已有先例證明進行公司重組的中國公司訂立長期租約及服務合約，以及從事動能供應的公司訂立長期供應協議。

作為 閣下的財務顧問，我們有責任須特別指出，租賃協議及電、水、熱供應協議已於二○○二年十一月二十五日，即在提出規則第14A.35(1)條(當中訂明除非在特殊情況下有關協議的年期不應定為超過三年)之前已獲得股東批准。雖然我們認為，上述的資本重組屬於特殊情況，惟 貴公司可就該等協議的條款重新磋商。然而，我們認為重新磋商租賃協議及電、水、熱供應協議所涉及的風險，遠超過全面遵守規則第14A.35(1)條的好處，因為 貴公司不能向股東保證廣州造紙集團將不會修訂該等協議的其他條款，特別是租賃協議及電、水、熱供應協議現時訂明的價格調整機制。

4. 據我們所深知，參與在此呈示的交易的訂約方並非上市規則所界定的關連人士。我們認為上述的交易與該等交易屬可資比較。

上述交易是我們於www.factiva.com輸入「熱供應協議」、「燃氣供應協議」、「二十年期」及「三十年期」等關鍵字搜尋，由二○○○年一月一日起的內容所搜尋得出的結果。其後，我們搜尋於聯交所上市的公司新奧燃氣控股有限公司刊發的公告，該公司於中國的市鎮從事供應燃氣及其他相關業務。兩次搜尋得出的最近期三項交易已載列於上文。

電、水、熱供應協議及租賃協議的年期

我們分別專注於以下兩方面，就電、水、熱供應協議及租賃協議各自的年期提供意見。第一，兩份協議需訂立較長時間的原因。第二，此類協議有這樣的年期是否屬正常業務慣例。

誠如本意見函件「該等交易的背景資料」一節所述，租賃協議及電、水、熱供應協議是透過以債換資產方式提升廣州造紙的競爭力而進行公司重組的結果。根據上述的以債換資產，廣州造紙集團放棄廣州造紙應付的欠債約人民幣660,000,000元(於訂立轉讓協議時約為623,000,000港元)，以換取廠房建築物。作為廣州造紙集團放棄該筆大額債務的條件，廣州造紙須訂立租賃協議及電、水、熱供應協議，為期二十年，確保廣州造紙集團可從廠房建築物收取穩定的收入。董事亦已確認，廣州造紙集團自訂立電、水、熱供應協議以來一直有供應電、水、熱，藉以履行其根據電、水、熱供應協議下的責任。因此，為確保廣州造紙業務運作的穩定性，從以往經驗證明這對於廣州造紙及廣州造紙集團有互惠互利作用，故我們相信租賃協議及電、水、熱供應協議以較長年期訂立實屬合適之舉。

此外，中國的公司於進行公司重組後，就公司重組過程中的交易所涉及的土地及資產由該等在中國的證券交易所上市的公司與其各自的關聯方(按有關的中國上市規則的定義)訂立長年期的服務協議及租賃協議的情況亦很普遍。以下列出從杜瓊斯及路透社[3]提供的新聞搜尋服務網www.factiva.com獲得最近期進行的可資比較交易：

1. 於二○○四年八月三日，中國上市的雲南錫業股份有限公司於雲南錫業集團有限責任公司向其出售若干採礦資產後，與雲南錫業集團有限責任公司訂立一項租賃協議及服務協議，分別為期二十年及三十年。根據該租賃協議，雲南錫業股份有限公司向雲南錫業集團有限責任公司租賃該交易涉及的資產所在的土地，而服務協議則訂明雲南錫業集團有限責任公司須向雲南錫業股份有限公司供應電、水、維修、運輸、通信、環境保護及衛生服務；

2. 於二○○一年六月，中國上市的無錫商業大廈股份有限公司就籌備其股份於上海證券交易所上市，與其控股股東訂立一項補充租賃協議，為期三十年。

3. 在此呈示的交易以輸入「動能供應協議」、「服務協議」、「綜合服務協議」、「租賃協議」、「二十年期」及「三十年期」等關鍵字，搜尋由二○○○年一月一日起的內容所搜尋得出的可資比較交易。我們不能確定是否可與該等交易比較的關鍵字搜尋得出的交易，並無在此呈列。

二〇〇五年的年費由廣州造紙與廣州造紙集團於二〇〇四年互相協定如下：

	二〇〇五年	二〇〇四年	二〇〇三年	兩年期間的變化
生產水平(噸)	320,000	300,000	260,000	+23.08%
單價				
清水(人民幣／立方米)	0.4005	0.4005	0.4005	—
濁水(人民幣／立方米)	0.1080	0.1080	0.1080	—
化水(人民幣／立方米)	4.5900	4.5900	4.5900	—
電力(人民幣／千瓦時)	0.3820	0.3160	0.2890	+32.18%
熱(人民幣／吉焦)	31.300	28.800	26.190	+19.51%
年費(人民幣百萬元)	287.78	259.53	181.99	+58.13%

如上表所示，根據電、水、熱供應協議二〇〇五年的年費較二〇〇三年增加58%。這主要是由於生產水平上升及電和熱的單價上調所致，而就電和熱支付的單價，合共佔根據電、水、熱供應協議應付的費用95%以上。

我們注意到廣州造紙所付的電力單價仍然處於廣州市政府發出的指導價的低位，而熱的單價升幅仍然低於燃料價格變動的幅度。有見及此，以及根據二〇〇五年對生產水平作出的預測，我們認為二〇〇五年所設定的收費屬公平合理。

與此同時，我們亦相信，貴公司鑑於政府發出的指導價格與實際的收費水平有距離，而假設廣州造紙集團於未來兩年將尋求根據電、水、熱供應協議下容許的最高提價水平，實屬公平的做法。

最後，假設廣州造紙於未來兩年每年的基本增長僅7%以下，相對於過去兩個財政年度錄得的產量增長水平(即截至二〇〇四年及二〇〇三年十二月三十一日止財政年度分別為15.38%及4.46%)此一假設較為保守。我們認為對基本增長的假設屬公平合理。

經考慮所述各項，我們認為電、水、熱供應協議的條款及上限對股東而言屬公平合理。

現行市價

根據廣州市物價局的資料顯示，於二〇〇四年[2]公佈最新的工業用清水的官方指導價格為每立方米人民幣1.25元（約1.17港元），較廣州造紙於二〇〇四年所支付的價格每立方米人民幣0.4005元（約0.376港元）溢價為212%。

與此同時，由二〇〇四年六月十五日起電力的官方指導價，視乎使用的時間而定，乃介乎每千瓦時人民幣0.3380元（約0.317港元）至人民幣0.7701元（約0.723港元），而廣州造紙於二〇〇四年支付的費用為每千瓦時人民幣0.316元（約0.296港元）。

現時並無濁水、化水及熱的指導價格供參考。然而，根據廣東省統計局編製並於二〇〇五年一月十八日公佈的統計數據，我們注意到，燃料的價格指數由二〇〇三年一月一日至二〇〇四年十一月三十日上升了20.54%。我們相信，這反映熱的成本有所變動，因為熱的生產主要涉及燃燒煤。與此同時，我們發現廣州造紙集團供應熱的單價由二〇〇三年至二〇〇五年調升了19.51%，大致上與燃料的價格指數變動水平一致。

上限金額

電、水、熱供應協議的上限金額為人民幣396,960,000元（約372,730,00港元），乃根據三項重要假設而釐定：(1)二〇〇五年的年費為人民幣287,780,000元（約270,220,000港元）；(2)除特殊情況外，電、水、熱供應協議內訂明的最高價格調整金額為10%及不會削減單價；及(3)廣州造紙的基本業務增長。

2. 並無提供公佈的日期。

現行市值租金

於二〇〇二年訂立租賃協議以來，並沒有就應付的租金作出任何調整。根據我們就廠房建築物所在地的廣州海珠區[1]的工業用地的市值租金進行的研究，月租介乎每平方米約人民幣10元(約9.39港元)至人民幣20元(約18.78港元)。廠房建築物現時的月租約為每平方米人民幣10.16元(約9.54港元)，屬於市場租金範圍的低位。

上限金額

截至本函件刊發日期，廠房建築物二〇〇五年的租金已設定於歷史水平每年人民幣17,352,000元(約16,290,000港元)。由於現行租金較現行平均市值租金出現折讓，故不保證廣州造紙於將來將仍可享有相同的折讓水平。我們應假設於截至二〇〇六年及二〇〇七年財政年度將會根據租賃協議的條款尋求每年5%最高的租金調升，故根據租賃協議二〇〇七年財政年度應付的最高租金將約為人民幣19,130,000元(約17,960,000港元)。按此一基準，我們相信租賃協議的條款及上限均屬公平合理，且符合股東及 貴公司的整體利益。

電、水、熱供應協議

於二〇〇二年十月十七日，廣州造紙與廣州造紙集團訂立電、水、熱供應協議，據此，廣州造紙集團將向廣州造紙供應電力、濁水、清水、化水及熱，為期二十年。與租賃協議一樣，有關的年費須由廣州造紙與廣州造紙集團於電、水、熱供應協議年期內每年事先書面協定。單價調整百分比不得超過市價調整百分比，及不得超過上年度單價的10%，惟特殊情況例外。

1. 根據專門提供中國房地產資訊的網站www.2house114.com、www.chinaworkshops.com及www.jinti.com所刊登的資料，以及關於海珠區的樓市的新聞專題報導。

主要考慮因素及原因

該等交易的背景資料

於二〇〇二年十月十七日，廣州造紙與廣州造紙集團訂立轉讓協議、租賃協議及電、水、熱供應協議。根據轉讓協議，廣州造紙向廣州造紙集團轉讓其於廠房建築物的一切權利，以換取廣州造紙集團豁免廣州造紙欠負廣州造紙集團的負債金額約人民幣660,000,000元（於訂立轉讓協議時約為623,000,000港元）。於訂立轉讓協議時，廣州造紙及廣州造紙集團亦同時訂立了租賃協議及電、水、熱供應協議。廣州造紙集團及 貴公司分別間接擁有廣州造紙49%及51%權益。根據租賃協議，廣州造紙集團同意向廣州造紙出租廠房建築物，為期二十年，而電、水、熱供應協議則訂明廣州造紙集團同意向廣州造紙供應電、水及熱，同是為期二十年。因此，轉讓協議構成 貴公司的關連交易，而租賃協議及電、水、熱供應協議則構成 貴公司的持續關連交易。

於二〇〇二年十一月二十五日，股東於股東特別大會上批准了轉讓協議、租賃協議及電、水、熱供應協議。於股東批准該等交易後，聯交所已就租賃協議及電、水、熱供應協議授出嚴格遵守上市規則的若干披露規定的有條件豁免。該項豁免於二〇〇四年十二月三十一日屆滿。

根據上市規則第14A.35(4)條，截至二〇〇五年、二〇〇六年及二〇〇七年十二月三十一日止三個財政年度，根據租賃協議及電、水、熱供應協議進行的該等交易總額的上限金額須尋求股東批准。

上限金額

租賃協議

於二〇〇二年十月十七日，廣州造紙與廣州造紙集團訂立租賃協議，據此，廣州造紙將向廣州造紙集團租賃廠房建築物，總樓面面積約為142,344平方米，月租約為人民幣1,446,000元（約1,358,000港元），惟每年可作出不超過5%的調整，租期為二十年。

禹銘投資管理有限公司
香港中環皇后大道中29號怡安華人行10樓1001室

敬啟者：

持續關連交易

緒言

我們已獲委任就租賃協議及電、水、熱供應協議的豁免申請，以及特別是就上限金額及上市規則第14A.35條的規定，向獨立董事委員會及股東提供建議。上述有關的詳情已載於二OO五年三月二十一日致股東的通函(「該通函」，本函件構成其中一部分)董事會函件內。除文義另有指明外，本函件所用詞彙與該通函所界定者具有相同涵義。

在作出意見時，我們已依賴該通函所載的陳述、資料、意見及聲明，以及董事提供予我們的資料、聲明和意見。我們假設該通函所載或引述的一切陳述、資料、意見及聲明，以及董事所提供的一切資料、聲明及意見(他們均須對此負全責)，據他們所深知，於作出時乃屬真確，且於直至本函件刊發日期仍屬真確。

我們認為已獲提供足夠資料，為我們的意見提供合理基準。我們無理由懷疑有任何有關資料遭隱瞞，亦不知悉有任何事實或情況致使提供予我們的資料及向我們作出的聲明及意見屬失實、不確或有誤導成份。在作出一切合理查詢後，董事已進一步確認，據他們所深知及所信，並無遺漏其他事實或聲明，致使該通函(包括本函件)所載任何聲明含誤導成份。然而，我們並無獨立核實董事提供的資料，亦無對　貴集團或廣州造紙集團的業務及事務進行獨立調查。

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(在香港註冊成立的有限公司)

敬啟者：

持續關連交易

吾等提述本公司於二○○五年三月二十一日刊發的通函(「**該通函**」)，本函件乃其一部份。除非本函件之文意另有所指，否則本函件所用詞彙與該通函所界定者具相同涵義。

吾等已獲委任組成獨立董事委員會，以考慮租賃協議、電、水、熱供應協議的條款，以及其各自的上限金額，以及據吾等的意見認為租賃協議、電、水、熱供應協議的條款，以及於截至二○○五年、二○○六年及二○○七年十二月三十一日止三個財政年度各年按總年度上限持續進行該等交易對股東而言是否公平合理及是否符合本公司及股東的整體利益，向股東提供意見。禹銘已獲委任就租賃協議、電、水、熱供應協議的條款，以及該等交易，向吾等及股東提供建議。

吾等促請　閣下留意載於該通函第4頁至第12頁的董事會函件，當中載列包括有關租賃協議及電、水、熱供應協議以及該等交易的資料，此外亦請留意載於該通函第14至21頁的禹銘函件，當中載列其就租賃協議、電、水、熱供應協議的條款及該等交易提供的建議。

經考慮禹銘的意見後，吾等認為租賃協議、電、水、熱供應協議的條款，以及於截至二○○五年、二○○六年及二○○七年十二月三十一日止三個財政年度各年按總年度上限持續進行該等交易，對股東而言屬公平合理及符合本公司及股東的整體利益。

此致

列位股東　台照

獨立董事委員會
獨立非執行董事
余立發　李家麟　劉漢銓
謹啟

二○○五年三月二十一日

假如在任何時間超出上限金額，或假如租賃協議或電、水、熱供應協議的條款有任何更改，或假如廣州造紙與廣州造紙集團或任何其他關連人士於二○○五年一月一日至二○○七年十二月三十一日期間訂立新安排或協議，本公司將遵守上市規則第14A章規管關連交易的適用條文，惟本公司向聯交所申請並取得相關豁免則除外。

推薦意見

謹請留意載列於本通函第13頁的獨立董事委員會函件，以及載列於本通函第14頁至第21頁的禹銘函件。

經考慮禹銘所給予的意見後，獨立董事委員會認為，租賃協議及電、水、熱供應協議的條款，以及於截至二○○五年、二○○六年及二○○七年十二月三十一日止三個財政年度各年按總年度上限持續進行該等交易對股東而言屬公平合理，並符合本公司及股東的整體利益。

其他資料

本通函附錄一載有本公司的其他資料，可供　閣下參考。

此致

列位股東　台照

承董事會命
越秀投資有限公司
董事長
區秉昌
謹啟

二○○五年三月二十一日

租賃協議及電、水、熱供應協議的年期均為20年。根據上市規則第14A.35(1)條，並未獲全面豁免的持續關連交易必須以不多於三年固定年期的協議規管，除非於特別情況下需要較長年期則另作別論。董事認為本事項有下列的特別情況：

(a) 租賃協議及電、水、熱供應協議是廣州造紙所進行的公司重組的一部分，公司重組已於二〇〇二年十一月二十五日獲股東批准。公司重組的要點是涉及廣州造紙向廣州造紙集團出售包括廠房建築物及產生電、水與熱的廠房與機器，以供廣州造紙經營的造紙廠使用與消耗。為確保使用廠房建築物及不斷供應電、水與熱致使造紙廠(廣州造紙唯一進行的業務)的運作不受干擾，廣州造紙磋商訂立租賃協議及電、水、熱供應協議，協定年期為二十年，即該兩份合約的期限差不多與廣州造紙的經營年期同時屆滿；

(b) 租賃協議及電、水、熱供應協議獲股東批准，當中載有明確條文及加價限制，而董事認為公平合理，並符合股東的整體利益；

(c) 租賃協議及電、水、熱供應協議於引入第14A.35(1)條前訂立，協議並無載有可於協定的二十年年期前在沒有因由的情況下單方面終止的條文，亦不能保證與廣州造紙集團就縮短該兩份合約的年期而進行的任何磋商將會取得成果，而即使廣州造紙集團同意以三年期合約取代現時生效的合約，亦不能保證三年期合約將會按相同的條款與條件訂立；及

(d) 租賃協議及電、水、熱供應協議保證了廣州造紙生產的廠房及基建，倘三年期的合約未能於屆滿時重續或該等合約按較差的條款與條件重續，該等生產廠房的合約年期將令廣州造紙陷於重置廠房及基建的危險，重置廠房及基建會對其業務造成嚴重干擾。

鑒於上述特殊情況，為遵守在該交易最初訂立之後方生效的第14.35(1)條的目的，董事認為，於牽涉買賣重大生產資產的企業重組計劃中，就該等生產資產訂立長期租賃合約以保障業務無間運作是一般處理方法，而從事提供能源設施供應的公司訂立長期供應合約亦是一般處理方法。

於截至二○○五年、二○○六年及二○○七年十二月三十一日止三個財政年度各年，總年度上限為人民幣416,090,000元（約390,690,000港元）。該上限金額是參考下列各項後釐定：(i)廣州造紙根據租賃協議及電、水、熱供應協議於二○○五年應付的年費，該年費為經考慮類似物業及電、水及熱的市價，或該等電、水及熱的生產成本後，根據廣州市人民政府設定的標準收費釐定；(ii)根據電、水、熱供應協議，按市價可能作出的調整；(iii)根據租賃協議及電、水、熱供應協議，按廣州市人民政府的規定可能作出的調整；(iv)廣州造紙就截至二○○七年十二月三十一日止未來三個年度估計的營業額；及(v)假設年費將不會有任何削減。

總年度上限乃根據下列方式計算：

(a) **就租賃協議而言：**

二○○五年年度租金	:	約人民幣17,352,000元 （即人民幣1,446,000元x12個月）
假設二○○六年及二○○七年的年度租金較先前年度增加5%	:	人民幣17,352,000元x1.05x1.05 =約人民幣19,130,000元

(b) **就電、水、熱供應協議而言：**

二○○五年年度租金	:	約人民幣287,780,000元
假設二○○六年及二○○七年的年度租金較先前年度增加10%	:	人民幣287,780,000元x1.1x1.1 =約人民幣348,210,000元
經計及廣州市人民政府作出特別調整及估計廣州造紙於二○○六年及二○○七年的營業額，按約14%的增幅計算	:	人民幣348,210,000元x1.14 =約人民幣396,960,000元

根據上述計算，於截至二○○五年、二○○六年及二○○七年十二月三十一日止三個財政年度各年的總年度上限為人民幣416,090,000元（即人民幣19,130,000元+人民幣396,960,000元）（約390,690,000港元）。

應，但董事並不認為替代供應商可提供較電、水、熱供應協議更佳的條款。董事(包括獨立非執行董事)認為，租賃協議及電、水、熱供應協議仍屬公平合理，於廣州造紙的日常及正常業務過程中按正常商業條款訂立，並持續符合本公司及股東的整體利益。終止現有安排而訂立短期營運租賃及供應協議未必對本公司或股東有利，因廣州造紙倘於協議屆滿時未能重續租賃或供應協議，將可能處於不明朗的處境，尤其是近期能源的供應波動，所受的影響更大。

上市規則的規定

廣州造紙為股份制公司，本公司間接擁有其51%股權，而廣州造紙集團則擁有47.25%股權。預期截至二〇〇七年十二月三十一日止三年各年該等交易的收益比率及代價比率每年將超過2.5%的有關百分比，而每年代價根據第14A.34條超過10,000,000港元，因此根據上市規則第14A.35條將構成本公司的非豁免持續關連交易。

本公司已根據上市規則第14A.43條獲得有密切聯繫的股東(即越秀企業(集團)有限公司及其聯繫人，於最後實際可行日期合共持有本公司已發行股本面值約50.8%的權益，賦予他們權利出席及於本公司股東大會(假如舉行)上投票，批准按下文所述的上限金額持續進行該等交易)的書面批准。越秀企業(集團)有限公司於本公司直接持有10,928,184股股份，由於其透過附屬公司(分別為越秀財務有限公司(44,492,000股股份)、 Goldstock International Limited (35,233,160股股份)、*Novena Pacific Limited (565,683,000股股份)、*Bosworth International Limited (2,279,312,904股股份)、*Morrison Pacific Limited (158,049,000股股份)及*Greenwood Pacific Limited (135,737,000股股份))間接持有股份，故根據證券及期貨條例，其被視為於本公司3,218,507,064股股份擁有權益。

*所列的各公司均為為持有有關股份的權益而設立的特設公司。

倘本公司召開股東大會批准按下文所述上限持續進行該等交易，越秀企業(集團)有限公司及其上述的聯繫人毋須放棄表決權利，因就該等交易而言，本公司的唯一關連人士是廣州造紙集團，而其並無(包括透過其聯繫人)於本公司持有任何股份。

本公司已向聯交所申請豁免遵守上市規則第14A.43條，以獨立股東的書面批准取代舉行股東大會。

遵守上一次豁免

根據上一次豁免的條款，該等交易截至本公司二○○四年十二月三十一日止三個財政年度各年的最高年價值總額為人民幣319,130,000元(約301,070,000港元，於計算港元等值時，乃採用人民幣106元兑100港元的兑換率)。由於並無超過截至二○○四年十二月三十一日止三個年度各年的有關上限金額，本公司已全面遵守上一次豁免的條款。截至二○○四年十二月三十一日止兩年的該等交易金額(括號內為概約的港元等值)的概述載列如下：

	截至二○○三年十二月三十一日止年度(附註1)	二○○四年一月一日至二○○四年十二月三十一日(附註2)
租賃協議的租金(附註3)	人民幣17,350,011元 (16,214,964港元)	人民幣17,350,011元 (16,291,090港元)
電、水、熱供應協議	人民幣181,993,940元 (170,087,794港元)	人民幣259,527,779元 (附註4) (243,688,055港元)
總計	人民幣199,343,951元 (186,302,758港元)	人民幣276,877,790元 (259,979,145港元)

附註1： 本欄所載數據節錄自本集團截至二○○三年十二月三十一日止年度的經審核賬目(所採納的滙率為人民幣107元兑100港元以計算港元等值)。

附註2： 本欄所載數據節錄自本集團截至二○○四年十二月三十一日止年度的未經審核管理賬目。

附註3： 租金並無增加。

附註4： 本數據乃根據未經審核管理賬目及可按審核調整而予以調整。

該等交易的好處

本集團現時主要從事(i)房地產投資及開發、(ii)(透過廣州造紙)製造及銷售新聞紙、及(iii)經營收費道路及橋樑。廣州造紙主要從事製造及銷售新聞紙。

廠房建築物及根據電、水、熱供應協議產生電、水、熱供應的資產，已於二○○二年十一月二十五日，作為企業重組計劃的一部份，由廣州造紙轉讓予廣州造紙集團，以提升廣州造紙的競爭力。訂立租賃協議及電、水、熱供應協議乃確保廣州造紙的新聞紙業務運作不會於轉讓後受到影響。廣州造紙的新聞紙業務完全取決於持續進行該等交易。廠房建築物為廣州造紙的製造及營運場所。雖然廣州造紙可以從其他來源取得替代電、水、熱供

費用：

年費由訂約雙方就電、水、熱供應協議的期限內每年以書面事先協定，單價的調整百分比不得超過市價的調整百分比，並且不得超過上一年度單價的10%，惟可作出下文所述的特殊調整。如廣州市人民政府對電、水、熱的供應費作出特殊調整時，根據電、水、熱供應協議應支付的費用可根據有關規定作出調整。

估計年費的基準與本公司於二○○二年十月十七日發表的公告及於二○○二年十一月九日向股東寄發的通函所披露的基準並無改變。

二○○五年供應的年費估計約為人民幣287,780,000元，該金額是參考由二○○四年一月一日至二○○四年十二月三十一日止期間過往交易而釐定，即廣州造紙在上一年度消耗的電、水、熱及下文呈列二○○五年設定的單價計算。該等單價為經考慮生產成本或業內提供該等電、水、熱的市價後，根據廣州市人民政府的適用規定而釐定。

二○○五年的電、水、熱供應單價如下：

電、水、熱	**單價**
電力：	每千瓦時人民幣0.382元
濁水：	每立方米人民幣0.108元
清水：	每立方米人民幣0.4005元
化水：	每立方米人民幣4.59元
熱：	每吉焦人民幣31.3元

期限：

由二○○二年十一月二十五日(即電、水、熱供應協議的先決條件全部獲達成之日)起計二十年。

假如廣州市人民政府調整標準租金、土地使用稅、費，則租金可根據有關規定作出調整，但租金的調整幅度不超過上一年度租金的5%。租金自首次訂立租賃協議日期起並無調整。

現時租金及計算租金的基準與本公司於二○○二年十月十七日發表的公告及於二○○二年十一月九日向股東寄發的通函所披露的基準並無改變。

期限：

由二○○二年十一月二十五日(即租賃協議的先決條件全部獲達成之日)起計二十年。

用途：

租賃場地須由廣州造紙用作製造新聞紙業務。

未經廣州造紙集團事先書面同意前，廣州造紙不得轉租、分租或抵押租賃場地。

電、水、熱供應協議

日期：

二○○二年十月十七日

訂約方：

供應商：廣州造紙集團

用戶：廣州造紙

供應電、水、熱：

為廣州造紙於廠房建築物其上經營的造紙廠，每日二十四小時連續供應電、水及熱。

易豁免嚴格遵守當時上市規則第14章的報章通告披露規定、向股東寄發通函及／或獲得獨立股東的批准的規定，給予本公司有條件豁免。上一次獲批的豁免年期為三年，已於二〇〇四年十二月三十一日屆滿。根據現行上市規則，該等交易構成非豁免持續關連交易。

禹銘已獲委任為獨立財務顧問，就租賃協議及電、水、熱供應協議的條款，以及按總年度上限於截至二〇〇五年、二〇〇六年及二〇〇七年十二月三十一日止三個財政年度繼續進行該等交易對股東而言是否公平合理及是否符合本公司及股東的整體利益，向獨立董事委員會及股東提供意見。禹銘的函件載於本通函第14至21頁。

本通函旨在為股東提供關於包括租賃協議、電、水、熱供應協議及其各自的上限金額，以及該等交易的進一步資料。獨立董事委員會的函件載於本通函第13頁，當中載有其就租賃協議及電、水、熱供應協議的條款，以及按總年度上限於截至二〇〇五年、二〇〇六年及二〇〇七年十二月三十一日止三個財政年度繼續進行該等交易對股東而言是否公平合理及是否符合本公司及股東的整體利益，向股東提供意見。

租賃協議

日期：

二〇〇二年十月十七日

訂約方：

出租人：廣州造紙集團

承租人：廣州造紙

租賃場地：

廠房建築物

租金：

每月約人民幣1,446,000元（約1,358,000港元），經訂約雙方經計及區內相類似物業的市值租金，根據廣州市人民政府就同區類似物業設定的標準租金，按公平原則磋商後協定。

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(在香港註冊成立的有限公司)

執行董事：
區秉昌先生(董事長)
梁毅先生
陳光松先生
李飛先生
梁凝光先生
肖博彥先生

獨立非執行董事：
余立發先生
李家麟先生
劉漢銓先生

註冊辦事處：
香港
灣仔
駱克道160-174號
越秀大廈24樓

敬啟者：

持續關連交易

緒言

謹此提述本公司於二○○五年二月二十八日刊發的公告，內容關於廣州造紙集團與廣州造紙之間的若干持續關連交易。

於二○○二年十月十七日，廣州造紙與廣州造紙集團訂立租賃協議及電、水、熱供應協議，據此，廣州造紙向廣州造紙集團租賃廠房建築物；而廣州造紙集團為廣州造紙於廠房建築物其上經營的造紙廠，每日二十四小時連續供應電、水及熱。

於訂立租賃協議及電、水、熱供應協議時，廣州造紙為一家中外合資經營企業，本公司擁有51%的間接股權，而廣州造紙集團則擁有49%的股權。因此，根據當時上市規則第14章，租賃協議及電、水、熱供應協議進行的該等交易，構成本公司的持續關連交易。股東於二○○二年十一月二十五日舉行的股東特別大會上批准該等交易，而聯交所已就該等交

「禹銘」	指	禹銘投資管理有限公司，一間視為根據香港法例第571章證券及期貨條例進行第1、4、6及9類受規管活動的持牌公司
「港元」	指	港元，香港法定貨幣
「人民幣」	指	人民幣，中國法定貨幣

於本通函內，以人民幣表示的若干數額乃以1.00港元兑人民幣1.065元的滙率換算為港元，並僅供參考之用。此等換算並不表示有關數額已按、理應已按或可按上述滙率或任何其他滙率換算。

「最後實際可行日期」	指	二○○五年三月十八日，即本通函付印前為確定其所載的若干資料的最後實際可行日期
「租賃協議」	指	廣州造紙集團與廣州造紙於二○○二年十月十七日訂立的協議，據此，廣州造紙集團出租廠房建築物予廣州造紙
「上市規則」	指	聯交所證券上市規則
「廠房建築物」	指	位於中國廣州海珠區廣紙路40號的部分土地、車間及配套建築物，總建築樓面面積約142,344平方米
「中國」	指	中華人民共和國
「新交所」	指	Singapore Exchange Securities Trading Limited（新加坡證券交易所）
「證券及期貨條例」	指	香港法例第571章（經不時修訂或補充）證券及期貨條例
「股東」	指	本公司的股東
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	具有於本通函刊發日期香港法例第32章公司條例第2條所述的涵義，「附屬公司」一詞須按此註釋
「主要股東」		具有上市規則所述的涵義
「該等交易」	指	租賃協議及電、水、熱供應協議，以及據該等協議預期進行的所有交易
「轉讓協議」	指	廣州造紙與廣州造紙集團於二○○二年十月十七日訂立的協議，據此，廣州造紙向廣州造紙集團轉讓其於若干資產的全部權利，廠房建築物構成該等資產的其中一部分
「電、水、熱供應協議」	指	廣州造紙集團與廣州造紙於二○○二年十月十七日訂立的協議，據此，廣州造紙集團向廣州造紙供應電、水及熱

除文意另有所指外，於本通函內以下詞彙具有下列涵義：

「總年度上限」	指	人民幣416,090,000元(約390,690,000港元)，即該等交易的最高年度價值總額
「聯繫人」		具有上市規則所述的涵義
「本公司」	指	越秀投資有限公司，於香港註冊成立的公司，其股份在聯交所及新交所上市
「關連人士」		具有上市規則所述的涵義
「董事」	指	本公司的董事
「本集團」	指	本公司及其附屬公司
「廣州造紙」	指	本公司的間接附屬公司，名為廣州造紙股份有限公司，為一家根據中國法律於二○○三年三月二十七日由一家中外合資經營企業轉制為一家股份制公司，其原先由廣州造紙集團及本公司一家全資附屬公司成立為一家中外合資經營企業。於本通函刊發日期，廣州造紙的股權分別由本公司間接持有51%及廣州造紙集團持有47.25%，而餘下1.75%則由廣州市金譽實業投資集團有限公司、廣州市誠毅科技軟件開發有限公司及廣州番禺大崗鎮化工廠持有，該等公司均為獨立第三方
「廣州造紙集團」	指	廣州造紙集團有限公司，根據中國法律成立的國有獨資有限責任公司
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	由本公司董事會委任的獨立委員會，負責就該等交易向股東提供意見，該委員會的成員包括本公司的獨立非執行董事，即余立發先生、李家麟先生及劉漢銓先生
「獨立第三方」	指	並非上市規則所界定為關連人士的人士

目　　錄

此乃要件　請即處理

閣下對本通函任何方面或應採取的行動如有任何疑問，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或以其他方式**轉讓**全部名下的越秀投資有限公司股份，應立即將本通函交予買主或承讓人，或經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
（在香港註冊成立的有限公司）
（股份代號：123）

持續關連交易

獨立財務顧問

禹銘投資管理有限公司

越秀投資有限公司董事會函件載於本通函第4頁至第12頁。

越秀投資有限公司獨立董事委員會函件載於本通函第13頁。

越秀投資有限公司獨立董事委員會及股東的獨立財務顧問禹銘投資管理有限公司的函件載於本通函第14頁至第21頁。

二〇〇五年三月二十一日

GUANGZHOU INVESTMENT COMPANY LIMITED

越秀投資有限公司

2004 Interim Report



CONTENTS

FINANCIAL HIGHLIGHTS

	Six months ended 30th June	
	2004 **HK$'000**	As restated 2003 HK$'000
Turnover	**2,266,266**	1,662,046
Profit from operations	**317,536**	249,910
Share of profits / (losses) of		
Jointly controlled entities	**2,000**	(10,215)
Associated companies	**104,275**	85,730
Profit attributable to shareholders	**131,205**	105,520
Basic earnings per share	**2.08 cents**	1.72 cents
Fully diluted earnings per share	**2.04 cents**	1.71 cents
Interest coverage	**7 times**	3.50 times

	30th June 2004 HK$'000	31st December 2003 HK$'000
Total assets	**24,876,741**	25,598,357
Total liabilities (including minority interests)	**17,823,823**	18,628,997
Shareholders' funds	**7,052,918**	6,969,360
Net asset per share	**HK$1.12**	HK$1.12
Gearing ratio	**43%**	44%

BUSINESS REVIEW

During the first half of 2004, various businesses of the Group developed in a satisfactory manner. For the property business, sales of properties in the Mainland of China ("China") and Hong Kong have been satisfactory. Both saleable area and sales amount continued to rise. Toll road business continued to grow steadily as a result of the surge in traffic flow of its expressways. Paper business has been benefited from the continuous boom in demand for newsprint in China, whilst sales of newsprint rose significantly.

Property business

Area of properties sold and leased by the Group continued to increase

During the period under review, the sales of properties amounted to HK$1,108 million, with 150,278 sq. meters of the gross floor area sold, which was increased by 43 per cent and 13 per cent when compared with the same period in 2003, respectively. Of which, turnover from the sales of properties in China was HK$751 million, with 142,535 sq. meters of the gross floor area sold, and was similar to the level for the same period in 2003. Major residential projects for sale included the first phase of Jiang Nan New Mansion, the first phase of Southern Le Sand in Nansha, Lingnan Garden, Galaxy City, Grandcity Garden, Run Hui Building, Romantic Garden, as well as the phase 1 of Binjiang Yiyuan and block 24 of Springland Garden recently launched into the market. The projects introduced into the market lately were well-received. Vacancy rate of the property projects was the lowest for the recent years. The Group's property projects are of high quality. For example, Jiang Nan New Mansion near Sun Yat-Sen University in Haizhu District is located at the entrance of a metro station and is easily accessible. Binjiang Yiyuan is situated at the luxurious property district to the east of Binjiang, and is a rare second tier premium property project with river veiw. Galaxy City of Zhu Jiang Estate was awarded five major awards including the "Top Ten Brandname Community". Luxurious property project such as Grandcity Garden in Er Sha Island was sold out. There was also strong demand for budget housing in Run Hui Building.

Upon the continuous recovery of the property market in Hong Kong during the first half of 2004, the Group capitalized on the momentum in the market, and launched the Pokfulam Terrace project in Pokfulam, Hong Kong during the period. Market response for this project had been encouraging. During the period, turnover from the sales of the Group's properties in Hong Kong was HK$333 million, with about 7,700 sq. meters of the gross floor area sold, which was derived from the residential property project in Pokfulam.

During the first half of this year, the rental income from properties in Hong Kong and Guangzhou amounted to HK$203 million, which was increased by 44 per cent when compared with the same period in 2003. As Victory Plaza, Fortune Plaza and Xinchuangju Building were completed and commenced operation, area of properties leased by the Group rose 11 per cent to about 500,000 sq. meters. Other major rental projects include City Development Plaza, White Horse Commercial Building, Jin Han Building, Golden Arch Residence, Grandcity Commercial Plaza, Hong Fa Building, City Development Building and Guang Yuan Cultural Centre in Guangzhou, and Yue Xiu Plaza in Hong Kong. The rental portfolios are diversified in grades, locations and land use, and covered Grade A offices, prime shopping malls, shops in residential complexes and car parks and generate a steady rental income. Occupancy rate of the properties for leasing were increased partly as a result of comprehensive marketing research as well as superb operation and planning activities.

Substantial projects under construction and large land bank underpin development potentials in future

During the first half of this year, the gross floor area of the Group's properties under development amounted to 1,100,000 sq. meters, and was attributable to projects in China. This will underpin the Group's earnings in the coming few years. In addition, the Group's land bank held for medium term development in China as at the end of June this year has gross floor area of about 3,580,000 sq. meters. The land bank in the urban area mainly included the residential land in Haizhu District. As the Government has raised compensation for urban renewal projects in Guangzhou in the end of 2003, the supply of residential properties in urban areas will decrease in future. This will further increase the value of the Group's land bank in urban areas. The land bank mainly for residential purposes in Nansha is at the southeastern side of Nansha, which is a newly emerged industrial, logistics and hi-tech centre at the southern side of Guangzhou and in the centre of the Pearl River Delta. Upon completion of infrastructure facilities for auxiliary logistics purpose in the peripheral area included the Eastern Expressway, the Central Expressway, the light railway linking Panyu and Nansha, the Guangzhou Metro Line Number 4 and a new passenger terminal for routes serving between Nansha and Hong Kong successively within the next one to two years, traveling time from Nansha to major cities of the Pearl River Delta will be further reduced. 15,635 sq. meters of the first phase of Southern Le Sand, a residential project in Nansha, was sold in the first half of 2004. With Nansha commencing development in a substantial scale, numerous esteemed multinational companies will establish factories in Nansha. Additional development efforts will be put to Southern Le Sand, accelerating the development of the second phase to cater for the needs in the market.

Other businesses: Toll road earnings grew steadily while sales of newsprint business surged significantly

Notwithstanding the traffic diversion effect caused by the new roads on the toll road projects for the first half of 2004, traffic volume of Guangzhou Northern Second Ring Expressway grew rapidly by 135.8 per cent when compared with the same period last year. This, together with the booming economy of the Pearl River Delta Region, will accelerate the growth rate of private car ownership. This will in turn boost traffic volume for Humen Bridge, Guangzhou City Northern Ring Road and Shantou Bay Bridge. During the first half of 2004, GZI Transport Limited, the toll road subsidiary of the Company, recorded a 22 per cent increase in profit attributable to shareholders of HK$129 million when compared with the same period in 2003.

Guangzhou Paper Co., Ltd. ("Guangzhou Paper") continued to maintain bigger market shares in the domestically produced newsprint market. During the first half of this year, boom in demand for newsprint in China continued. Through implementation of measures such as exploring underutilized resources and strengthening management, improvement in production techniques, extensive downsizing and reduction of finance costs by early repayment of bank loans, 150,506 tonnes of newsprint was sold by Guangzhou Paper during the period, which was increased by 23 per cent when compared with the same period in 2003. Notwithstanding the fall in selling price of newsprint by 2.8 per cent to RMB3,922 per tonne for the first half of the year as a result of intense competition in the market as well as substantial increase in the cost of raw materials in China during this year, profit attributable to shareholders was HK$19 million, representing a considerably high rate of increase when compared with the same period last year. Looking forward for the full year, the Group expects the competition in the newsprint market will be intense in China. However, demand for newsprint in the market will still be high. With the price of paper in the international market becoming steady, price of newsprint in China will recover and increase in the second half of 2004.

Future strategies and prospects

GNP of Guangzhou grew 16.4 per cent for the first half of 2004, which was highest for the last nine years. Coupled with growing urbanization, expansion of the middle class and upgrading needs, sales of residential properties in Guangzhou has been continuously rising over the past few years. During the first half of 2004, the sales of properties in the primary market of the eight districts in Guangzhou increased by 37.4 per cent to 3.94 million sq. meters, whilst the supply of properties in the primary market of the eight districts in Guangzhou for the same period was about 3.03 million sq. meters, evidencing substantial fall in inventory. At the same time, most of the purchasers were from end users with few from investors. Rational demand has been driving steady development of the whole market. During the first half of 2004, the price of properties in the primary market of the urban area in Guangzhou mildly surged for about 6.3 per cent. The transactions in the secondary market of the eight districts in Guangzhou were also active. Area sold through the secondary market during the period increased by 35.6 per cent when compared with the same period in 2003. It is believed by the Group that the austerity measures being implemented in China and the adjustment in credit policies will result in the development of property market in a healthier and more regulated manner. Meanwhile, the auction of the land use right as a market-oriented mechanism will lift the entry barrier to the property industry, where the competition environment in future will be more favourable to major developers.

The Group's competence as to its brand name, integrity and funding has been ranked equivalent to a premier property developer, and is also a well known property brand name in Guangzhou market, which has over 20 years of experience in property development. It has related ancillary companies such as property agency and property management, and has sound financial position. It has been accredited as the number one in integrated capability of property development in Guangzhou many times. The awards it has received over the years included "Number one of the top ten corporations in development, construction and investment of real estate in Guangzhou" in 2001, one of the "Ten most popular developers" in Guangzhou in 2002, and the "Enterprise which respects contracts and keeps promises" award for the last ten consecutive years. In 2003, it was ranked the first for the "150 most credit-worthy enterprises in Guangzhou", the second for the "Top ten of the most competitive real estate enterprises in Guangzhou", "Top twenty Credible real estate enterprises in Guangdong Province" for the third consecutive year and the "Top ten real estate enterprises with brand names most beloved by Guangzhou citizens".

To capitalize on the excellent brand name of Guangzhou City Construction & Development Holdings, the positioning of the Group's property business will focus on the development of medium-priced residential properties in Guangzhou ranging from RMB5,500 to RMB6,500 per sq. meter. The Group will also selectively develop premium offices, shopping malls and up market residential properties for rental purpose. Priority will also be given to the land bank in urban area for development and the land bank in suburban area will be retained for medium term development. This will optimally reflect the potential value of our land bank and the possibility in value appreciation.

The Group believes investment in expressway projects in the centre of the Pearl River Delta will underpin future growth potential of the Group's toll road investment portfolio. Guangzhou Western Second Ring Expressway, a project recently invested will commence construction in September 2004. It is expected construction will be completed in three years for commissioning operation. Investment in Guangzhou Eastern Second Ring Expressway and Guangming Expressway situated in the Pearl River Delta centre are now being studied.

Looking ahead, economic environment in the Pearl River Delta is very favourable. Upon gradual finalization of the Pan-Pearl River Delta and implementation of the Closer Economic Partnership Arrangement (CEPA) signed between Hong Kong and China, integrated development among the Pearl River Delta, Guangzhou and Hong Kong will be further speeded up. In addition, the Guangdong Province is going through a second industrialization which will expedite the economic development of Guangdong. Household registration policy in the Guangdong Province will also be adjusted. Citizens from other provinces, who have stayed for long period and have a fixed residential address will be able to move their household registration to the actual residential address within the Guangdong Province. This new policy is expected to increase property demand substantially. Sales of properties will be driven up by an increase in demand, a fall in inventory and further reduction in supply of new projects to the market. The Group's businesses based in Guangzhou will become major beneficiaries under the above-mentioned developments. The Group will continue to enhance the competitiveness of its businesses under such an ever-changing operating environment, so as to generate greater return in investment for its shareholders.

FINANCIAL REVIEW

Analysis of results

During the six months ended 30th June 2004, the Group's turnover rose sharply by 36 per cent to HK$2,266,266,000. Despite the turnover from toll business slightly decreased, the other two core businesses, property and newsprint, had all recorded remarkable growth.

Same as last year, approximately 60 per cent of the turnover was contributed from the property sales and rental income.

For the Group's property business, overall turnover had soared by 41 per cent despite that the property sales in China remained steady as compared to the first half of last year. Favouring the recovery of property market in Hong Kong, Pokfulam Terrace reaped a good response when it was launched to the market early this year and contributed HK$332,862,000 sales revenue in the first half of 2004. On the other hand, following the completion and launch of certain premier office and commercial buildings to the market during 2004, overall rental income generated from China increased by 71 per cent to HK$145,798,000. For the Group's toll road business, despite Xian Expressway being positively affected by its linkage with the Xian City Express Highway, the overall turnover fell by 4.3 per cent to HK$183,258,000 due to the formation of new highway network which negatively affected the traffic volume of some major subsidiary toll roads. For the Group's newsprint business in China, despite a slight decrease in sales price, sales revenue in the first half of 2004 recorded a growth of 16 per cent compared with same period of last year due to rising demand in newsprint market.

Compared with same period of 2003, the Group's gross profit grew by 14 per cent to HK$563,698,000 this year, of which property and newsprint businesses rose by 21 per cent and 32 per cent respectively. The management is committed to continuously implementing stringent cost control to ensure that overall costs are maintained at lower level.

Selling expenses remained comparable to that for the first half of last year.

Administrative expenses had increased by 13 per cent to HK$192,789,000. The major reason was due to the full six months contribution of supermarket operation acquired in October 2003.

For the first half of the year, the Group's overall finance costs amounted to HK$75,463,000, representing a decrease of 33 per cent compared with same period of last year. Finance costs incurred by the three core businesses had all been dropped as a result of the Group's repayment of its bank borrowings and debts during the period.

The increase in the Group's share of profit of associated companies was mainly attributable to toll road business which shown a 18.5 per cent increase. Except for Qinglian Highways which had a negative contribution, the other associated companies' toll projects such as Humen Bridge, the Guangzhou City Northern Ring Road and Shantou Bay Bridge, had all recorded positive growth for the six months ended 30th June 2004.

The Group's major share of profit in a jointly controlled entity, which invested in Guangzhou Northern Second Ring Expressway, with a continuous strong traffic volume growth of 135.8 per cent in the first half of 2004, recovered from a loss position to positive contribution to the Group of HK$2,000,000 since its operation commenced in 2002.

The three core businesses had all recorded a growth in profit before taxation as compared to the same period of last year, the Group's consolidated profit before taxation rose substantially by 64 per cent to HK$348,348,000. Taxation has accordingly increased by 124 per cent to HK$84,483,000 as compared to the same period of last year in line with the growth in profit before taxation.

Minority interests rose by 91 per cent due to the growth in profit from both the property and newsprint businesses.

Given the above, during the six months ended 30th June 2004, the Group achieved an increase of 24 per cent in profit attributable to shareholders to HK$131,205,000 as compared to the same period of last year. Basic earnings per share were HK2.08 cents, representing an increase of 21 per cent compared to the same period of last year.

Interim dividend

The Board of Directors has resolved to declare an interim dividend for 2004 of HK$0.0083 (2003: HK$0.008) per share payable on 8th November 2004 to shareholders whose names appear on the register of members on 21st October 2004. Interim dividend pay out ratio will be 40 per cent.

Earnings per share

	Six months ended 30th June	
		As restated
	2004	2003
Weighted average number of shares in issue	**6,300,120,794**	6,118,305,482
Profit attributable to shareholders (HK$)	**131,205,000**	105,520,000
Basic earnings per share (HK cents)	**2.08**	1.72
Fully diluted earnings per share (HK cents)	**2.04**	1.71

73,690,000 shares were issued upon exercise of share options during the six months ended 30th June 2004. Total issued shares outstanding as at 30th June 2004 was 6,322,407,914 shares.

Analysis of cash flows

In the first half of 2004, net cash inflow from operating activities amounted to HK$744 million (2003: HK$244 million), the increment was mainly contributed by the Group's property and newsprint businesses. Sales of Pokfulam Terrace in Hong Kong generated net cash inflow of approximately HK$305 million during the period. Net cash outflow from investing activities amounted to HK$129 million (2003: HK$52 million) which mainly represents the Group's capital expenditure and investments for the period. Net cash outflow from financing activities amounted to HK$684 million (2003: HK$58 million) which mainly arose from repayment of bank loans, payment of dividends and repayment to minority shareholders.

Liquidity and capital resources

The Group continues to maintain a stable liquidity position. As at 30th June 2004, the Group had bank deposits, cash and bank balances of approximately HK$992 million (2003: HK$1,075 million). Same as last year, the majority of the bank balances and cash were RMB dollars deposits and cash.

As at 30th June 2004, the Group had outstanding bank borrowings excluding bank overdrafts ("Bank Borrowings") of approximately HK$5,696 million (2003: HK$6,038 million) representing a decrease of 6 per cent compared with 31st December 2003. Approximately 50 per cent of Bank Borrowings was denominated in HK dollars, 48 per cent in RMB and 2 per cent in US dollars.

The management believes that the steady inflow of RMB, HK dollars and US dollars funds generated and/or repatriated from the enlarged Group's subsidiaries, associated companies and jointly controlled entities in Hong Kong and China are sufficient to meet the Group's short to medium term RMB, HK dollars and US dollars borrowings, finance costs and dividend payments.

The following table shows the repayment schedule of the Bank Borrowings:

Repayable within	HK$'000
One year	2,321,816
One to two years	1,167,698
Two to five years	2,206,983
Total	5,696,497

Approximately 41 per cent of the Bank Borrowings will be repayable within one year, of which 72 per cent is contributed to RMB loans. Approximately 82 per cent of the Bank Borrowings were related to property projects and were secured by part of the Group's property portfolio.

Given its improved financial position subsequent to the business restructuring at the end of 2002, the Group's credit has become significantly more attractive to the banking community. The relative liquidity risk is considered to be insignificant because the management is confident that short term loans, especially RMB loans, could be refinanced or further extended as planned by one to three years upon maturity.

Treasury policies

The Group's overall treasury and funding policy is that of risk management and liquidity control. Bank balances are generally placed as short term fixed rate deposits in bank accounts in Hong Kong and China. No fund is placed in non-bank institutions or invested in securities. The Group will maintain a balance banking relationship in both Hong Kong and China to take advantage of different liquidity of these two markets.

Since the Group's principal operations are in China and most of the income is denominated in RMB, the management is aware of possible currency exchange exposure. As a hedging strategy, the management emphasises on mainly using RMB borrowings to finance the Group's RMB investments. Equity and debt financing in foreign currencies will also be used. The Group is exploring the feasibility of increasing the ratio of HK dollar bank borrowing as supplementary funds. The Hong Kong dollar loan market may offer unexploited potential currently due to low interest rate, longer maturity and flexible features such as interest rate swap.

Capital expenditures

For the six months ended 30th June 2004, the Group had aggregate capital expenditures totalling HK$82.2 million for the initial equity capital contribution to a new investment project, Guangzhou Western Second Ring Expressway ("GWSR Expressway"). Capital expenditures incurred on the purchase of fixed assets amounted to approximately HK$35 million.

Capital and other commitments

On 24th May 2004, the Group's subsidiary, GZI Transport Limited, had entered into a joint venture agreement to establish GWSR Expressway Company Limited for a shareholding of 35.0 per cent. As at 30th June 2004, the outstanding committed equity capital contribution of the Group was HK$247.99 million.

Contingent liabilities

There were no significant contingent liabilities as at 30th June 2004.

Capital structure

The following table summarises the components of the Group's capital structure:

	30th June 2004		31st December 2003	
	HK$'000	**%**	HK$'000	%
Bank Borrowings (floating rates)				
Denominated in RMB	**2,718,060**	**20**	2,687,883	20
Denominated in US dollars	**125,067**	**1**	125,067	1
Denominated in HK dollars	**2,853,370**	**22**	3,225,383	23
Total Bank Borrowings	**5,696,497**	**43**	6,038,333	44
Shareholders' Funds plus Negative Goodwill	**7,612,071**	**57**	7,545,066	56
Total Capitalization	**13,308,568**	**100**	13,583,399	100
Gearing Ratio		**43%**		44%

The Group's capital structure remains at a similar level as compared to the end of 2003.

Interest coverage

Interest coverage was 7 times (30th June 2003: 3.5 times) in the first half of 2004 measuring on the operating profit after share of profit less losses of associated companies and jointly controlled entities and adjusted for non-cash items. The remarkable improvement was due to the increase in profit from operation after share of profit less losses of associated companies and jointly controlled entities, together with the decline in interest expenses by 33 per cent as compared to the same period of last year.

Employees

As at 30th June 2004, the Group had approximately 6,850 employees, of whom approximately 6,750 employees were primarily engaging in the properties, toll roads and newsprint businesses.

The Group remunerates its employees largely based on industry practice, including contributory provident funds and other staff benefits. The Group has also adopted share option schemes which award its employees according to performance of the Group and individual employees.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June 2004

	Note	(Unaudited) Six months ended 30th June 2004 HK$'000	As restated 2003 HK$'000
Turnover	2	**2,266,266**	1,662,046
Cost of sales		**(1,702,568)**	(1,168,644)
Gross profit		**563,698**	493,402
Other revenues		**9,795**	53,496
Selling and distribution expenses		**(63,168)**	(63,664)
General and administrative expenses		**(192,789)**	(170,326)
Loss on deemed disposal of certain interests in a subsidiary		**—**	(62,998)
Profit from operations	3	**317,536**	249,910
Finance costs		**(75,463)**	(112,819)
Share of profits less losses of			
- Jointly controlled entities		**2,000**	(10,215)
- Associated companies		**104,275**	85,730
Profit before taxation		**348,348**	212,606
Taxation	4	**(84,483)**	(37,741)
Profit after taxation		**263,865**	174,865
Minority interests		**(132,660)**	(69,345)
Profit attributable to shareholders		**131,205**	105,520
Interim dividend	5	**52,531**	49,257
Earnings per share	6		
Basic		**2.08 cents**	1.72 cents
Fully diluted		**2.04 cents**	1.71 cents

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th June 2004 and 31st December 2003

	Note	(Unaudited) 30th June 2004 HK$'000	(Audited) 31st December 2003 HK$'000
Interests in toll highways and bridges	7	**2,049,036**	2,099,647
Other intangible assets	7	**(520,290)**	(535,253)
Fixed assets	7	**6,187,482**	6,251,082
Deferred tax assets	13	**30,861**	39,061
Interests in jointly controlled entities		**458,639**	704,044
Interests in associated companies		**1,700,912**	1,659,568
Other investments		**256,071**	259,851
		2,415,622	2,623,463
Current assets			
Properties held for/under development		**9,812,654**	10,244,614
Properties held for sale		**2,560,282**	2,455,354
Inventories		**214,959**	220,127
Due from related companies		**3,493**	3,678
Accounts receivable, prepayments and deposits	8	**1,130,650**	1,121,290
Bank balances and cash		**991,992**	1,075,294
		14,714,030	15,120,357
Current liabilities			
Accounts payable and accrued charges	9	**4,020,966**	4,351,238
Due to minority shareholders of subsidiaries		**150,857**	179,135
Bank loans			
- secured		**864,860**	838,692
- unsecured		**654,519**	681,797
Bank overdrafts-unsecured		**25,378**	39,486
Current portion of long-term bank loans	10	**802,437**	875,394
Current portion of other long-term loans	11	**26**	14
Taxation payable		**92,158**	42,906
		6,611,201	7,008,662
Net current assets		**8,102,829**	8,111,695
Total assets less current liabilities		**18,265,540**	18,589,695
Financed by:			
Share capital	12	**632,241**	624,872
Reserves		**6,368,146**	6,344,488
Proposed interim dividend		**52,531**	—
Shareholders' funds		**7,052,918**	6,969,360
Minority interests		**3,759,586**	3,778,308
Non-current liabilities			
Long-term bank loans	10	**3,374,681**	3,642,450
Other long-term loans	11	**438,595**	549,041
Deferred tax liabilities	13	**3,639,760**	3,650,536
		18,265,540	18,589,695

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June 2004

	(Unaudited) Six months ended 30th June	
	2004	2003
	HK$000	HK$000
Net cash inflow from operating activities	**743,708**	243,567
Net cash outflow from investing activities	**(128,625)**	(51,591)
Net cash outflow from financing activities	**(684,277)**	(58,078)
(Decrease)/increase in cash and cash equivalents	**(69,194)**	133,898
Cash and cash equivalents at 1st January	**1,035,808**	1,045,335
Cash and cash equivalents at 30th June	**966,614**	1,179,233
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	**991,992**	1,201,321
Bank overdrafts	**(25,378)**	(22,088)
	966,614	1,179,233

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th June 2004

	(Unaudited)							
	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Statutory reserves HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st January 2004	624,872	5,707,378	1,815	180,971	62,606	(76,709)	468,427	6,969,360
Issue of shares net of issuing expenses	7,369	22,536	—	—	—	—	—	29,905
Exchange differences	—	—	—	—	—	(496)	—	(496)
Transfers	—	—	—	—	260	—	(260)	—
Release of reserve upon disposal of properties held for/under development and properties held for sales	—	—	—	—	—	—	(8,933)	(8,933)
Profit attributable to shareholders	—	—	—	—	—	—	131,205	131,205
2003 final dividend	—	—	—	—	—	—	(68,123)	(68,123)
At 30th June 2004	632,241	5,729,914	1,815	180,971	62,866	(77,205)	522,316	7,052,918
At 1st January 2003	611,810	5,649,409	1,815	180,971	49,841	(80,183)	296,384	6,710,047
Issue of shares net of issuing expenses	313	1,225	—	—	—	—	—	1,538
Exchange differences	—	—	—	—	—	3,293	—	3,293
Transfers	—	—	—	7,097	(32,250)	—	25,153	—
Others	—	—	—	26,495	—	—	—	26,495
Release of reserve upon disposal of properties held for/under development and properties held for sales	—	—	—	—	—	—	(4,033)	(4,033)
Release of goodwill upon deemed disposal of a subsidiary	—	—	—	—	(177)	(184)	—	(361)
Profit attributable to shareholders	—	—	—	—	—	—	105,520	105,520
At 30th June 2003	612,123	5,650,634	1,815	214,563	17,414	(77,074)	423,024	6,842,499

1 Basis of preparation and accounting policies

These unaudited condensed consolidated interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants.

These condensed consolidated interim accounts should be read in conjunction with the 2003 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed consolidated interim accounts are consistent with those used in the annual accounts for the year ended 31st December 2003.

2 Segment information

The Group is principally engaged in development, operation and management of toll highways and bridges, development, selling and management of properties and holding of investment properties, manufacturing and trading of newsprint and corrugated paper. Turnover and segment results for the period are as follows:

Primary reporting format - business segments

The Group operates mainly in Hong Kong and the Mainland of China ("China") and in three main business segments:

- Properties - development, selling and management of properties and holding of investment properties
- Toll operations - development, operation and management of toll highways and bridges
- Paper - manufacturing and selling of newsprint and corrugated paper

Other operations of the Group mainly comprise investment holding and supermarket operations, neither of which are of a sufficient size to be reported separately.

There are no significant sales between the business segments.

Secondary reporting format - geographical segments

The Group's three business segments are mainly managed in Hong Kong and China:

Hong Kong - properties
China - properties, paper and toll operations
Others - properties

There are no significant sales between the geographical segments.

2 Segment information (cont'd)

Primary reporting format - business segments

	Six months ended 30th June									
	Properties		Toll operations		Paper		Other operations		Group	
		As restated		As restated						As restated
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Turnover	**1,396,165**	986,795	**183,258**	191,580	**562,857**	483,671	**123,986**	—	**2,266,266**	1,662,046
Segment results	**212,433**	220,278	**70,925**	78,818	**52,493**	20,283	**2,312**	6,455	**338,163**	325,834
Interest income									**3,077**	6,383
Unallocated operation costs									**(23,704)**	(19,309)
Loss on deemed disposal of certain interests in a subsidiary									**—**	(62,998)
Finance costs									**(75,463)**	(112,819)
Share of profits less losses of:										
- Jointly controlled entities			**2,000**	(10,215)					**2,000**	(10,215)
- Associated companies	**935**	(1,711)	**103,340**	87,441					**104,275**	85,730
Profit before taxation									**348,348**	212,606
Taxation									**(84,483)**	(37,741)
Profit after taxation									**263,865**	174,865
Minority interests									**(132,660)**	(69,345)
Profit attributable to shareholders									**131,205**	105,520

2 Segment information (cont'd)

Secondary reporting format - geographical segments

	Six months ended 30th June	
	2004	2003
	HK$'000	HK$'000
Turnover		
- Hong Kong	**392,883**	58,800
- China	**1,848,514**	1,602,627
- Others	**24,869**	619
	2,266,266	1,662,046

3 Profit from operations

Profit from operations is stated after crediting and charging the following:

	Six months ended 30th June	
		As restated
	2004	2003
	HK$'000	HK$'000
Crediting		
Amortisation of negative goodwill		
- included in cost of sales	**13,073**	99,335
- included in administrative expenses	**3,480**	9,672
Gain on disposal of fixed assets	**523**	821
Charging		
Cost of inventories sold	**1,496,836**	1,078,675
Depreciation:		
- Owned fixed assets	**68,966**	57,325
- Leased fixed assets	**13**	13
Amortisation/depreciation of interests in toll highways and bridges	**50,696**	47,985
Amortisation of goodwill (included in administrative expenses)	**4,966**	4,966
Staff costs		
- Wages and salaries (including directors' remuneration)	**93,198**	66,131
- Social security costs	**8,093**	4,827
- Staff welfare	**9,051**	5,952
- Pension costs - defined contribution plans	**7,545**	6,070

4 Taxation

(a) Hong Kong profits tax has been provided at the rate of 17.5 per cent on the estimated assessable profit for the period.

(b) China enterprise income taxation is provided on the profits of the Group's subsidiaries, associated companies and jointly controlled entities in China in accordance with the Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises ("China Tax Law") at 18 per cent to 33 per cent. Under the China Tax Law, certain of the Group's subsidiaries, associated companies and jointly controlled entities in China are entitled to an income tax holiday for two to five years from its first profit making year followed by a 50 per cent reduction in income tax for the next three to five years.

(c) China land appreciation tax is levied at progressive rates ranging from 30 per cent to 60 per cent on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including costs of land and development and construction expenditure.

(d) The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30th June	
		As restated
	2004	2003
	HK$'000	HK$'000
Current taxation		
- Hong Kong profits tax	**1,086**	3,245
- China enterprise income tax	**60,531**	58,580
- China land appreciation tax	**8,695**	—
Deferred taxation in relation to the origination and reversal of temporary differences	**(509)**	(29,760)
	69,803	32,065
Share of taxation attributable to:		
- Jointly controlled entities	**1,748**	761
- Associated companies	**12,932**	4,915
Taxation charges	**84,483**	37,741

5 Dividend

	Six months ended 30th June	
	2004	2003
	HK$'000	HK$'000
2004 interim, proposed of HK$0.0083 (2003: HK$0.008) per share	**52,531**	49,257

6 Earnings per share

The calculation of basic earnings per share for the period ended 30th June 2004 is based on the consolidated profit attributable to shareholders of approximately HK$131,205,000 (2003: HK$105,520,000) and the weighted average number of approximately 6,300,120,794 shares (2003: 6,118,305,482 shares) in issue during the period.

The calculation of diluted earnings per share for the six months ended 30th June 2004 is based on the consolidated profit attributable to shareholders of approximately HK$131,205,000 (2003: HK$105,520,000) and the diluted weighted average number of approximately 6,431,511,000 shares (2003: 6,171,185,972 shares) in issue during the period after adjusting for the potential dilutive effect in respect of outstanding share options.

7 Capital expenditure

		Other intangible assets			Interests in toll highways and bridges			
	Goodwill on acquisition of associated companies and a jointly controlled entity	Goodwill on acquisition of subsidiaries	Negative goodwill on acquisition of subsidiaries	Total	Intangible operating rights	Tangible infrastructure	Total	Fixed assets
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Opening net book value at 1st January 2004	169,384	40,453	(575,706)	(535,253)	1,750,864	348,783	2,099,647	6,251,082
Exchange difference	—	—	—	—	85	—	85	—
Additions	—	—	—	—	—	—	—	35,419
Disposals	—	—	—	—	—	—	—	(30,040)
Depreciation/amortisation for the period	(3,376)	(1,590)	16,553	14,963	(44,472)	(6,224)	(50,696)	(68,979)
Closing net book value at 30th June 2004	166,008	38,863	(559,153)	(520,290)	1,706,477	342,559	2,049,036	6,187,482

8 Accounts receivable, prepayments and deposits

	30th June 2004 HK$'000	31st December 2003 HK$'000
Trade receivables	**592,213**	667,094
Other receivables, prepayment and deposits	**538,437**	454,196
	1,130,650	1,121,290

8 Accounts receivable, prepayments and deposits (cont'd)

The Group has defined credit policies for different business segments and markets. The credit terms of the Group are generally within three months. The ageing analysis of the trade receivables is as follows:

	30th June 2004 HK$'000	31st December 2003 HK$'000
0 - 30 days	**166,056**	213,938
31 - 90 days	**185,511**	249,337
91 - 180 days	**55,428**	48,372
181 - 365 days	**117,707**	89,711
Over 1 year	**67,511**	65,736
	592,213	667,094

9 Accounts payable and accrued charges

	30th June 2004 HK$'000	31st December 2003 HK$'000
Trade payables	**1,087,407**	1,155,900
Other payables and accrued charges	**2,933,559**	3,195,338
	4,020,966	4,351,238

The ageing analysis of the trade payables is as follows:

	30th June 2004 HK$'000	31st December 2003 HK$'000
0 - 30 days	**84,495**	75,453
31 - 90 days	**10,589**	16,247
91 - 180 days	**30,574**	40,828
181 - 365 days	**36,050**	62,674
1 - 2 year	**701,490**	713,425
Over 2 years	**224,209**	247,273
	1,087,407	1,155,900

10 Long-term bank loans

	30th June 2004 HK$'000	31st December 2003 HK$'000
Bank loans		
- Unsecured	**764,966**	669,650
- Secured	**3,412,152**	3,848,194
	4,177,118	4,517,844
Less: current portion of long-term bank loans	**(802,437)**	(875,394)
	3,374,681	3,642,450

Long-term bank loans are repayable over the following periods:

	30th June 2004 HK$'000	31st December 2003 HK$'000
Within one year	**802,437**	875,394
In the second year	**1,167,698**	878,627
In the third to fifth year	**2,206,983**	2,763,823
	4,177,118	4,517,844

11 Other long-term loans

	30th June 2004 HK$'000	31st December 2003 HK$'000
Obligations under finance leases	**86**	43
Loans from a shareholder	**199,932**	230,661
Loans from related companies	**141,209**	144,817
Loans from minority shareholders of subsidiaries	**81,794**	157,934
Other loans	**15,600**	15,600
	438,621	549,055
Less: current portion of other long-term loans	**(26)**	(14)
	438,595	549,041

11 Other long-term loans (cont'd)

Other long-term loans are repayable over the following periods:

	30th June 2004 HK$'000	31st December 2003 HK$'000
Within one year	**26**	14
In the second year	**26**	29
In the third to fifth year	**199,956**	220,595
With no fixed repayment terms	**238,613**	328,417
	438,621	549,055

12 Share capital

	Company	
	Number of shares '000	HK$'000
Authorised:		
10,000,000,000 ordinary shares of HK$0.10 each	10,000,000	1,000,000
Issued and fully paid:		
At 1st January 2003	6,118,102	611,810
Issue of shares upon exercise of share options	99,230	9,923
Issue of shares for acquisition of subsidiaries	31,386	3,139
At 31st December 2003	6,248,718	624,872
At 1st January 2004	6,248,718	624,872
Issue of shares upon exercise of share options	73,690	7,369
At 30th June 2004	6,322,408	632,241

During the period, share options were exercised to subscribe for 73,690,000 ordinary shares in the Company at a consideration of HK$29,905,000, of which HK$7,369,000 was credited to share capital and the balance of HK$22,536,000 was credited to the share premium reserve.

13 Deferred taxation

Deferred taxation are calculated in full on temporary differences under the liability method using the applicable income tax rate.

Deferred taxation as at 30th June 2004 and 31st December 2003 represents:

	30th June 2004 HK$'000	31st December 2003 HK$'000
Deferred tax assets		
- Hong Kong profits tax	**8,924**	12,712
- China enterprise income tax	**21,937**	26,349
	30,861	39,061
Deferred tax liabilities		
- Hong Kong profits tax	**19,079**	19,449
- China enterprise income tax	**1,503,427**	1,506,745
- China land appreciation tax	**2,117,254**	2,124,342
	3,639,760	3,650,536

14 Contingent liabilities

There is no material change in contingent liabilities since the last annual balance sheet date.

15 Commitments under operating leases

	30th June 2004 HK$'000	31st December 2003 HK$'000
Land and buildings		
Not later than one year	**31,591**	31,591
Later than one year and not later than five years	**85,560**	85,560
Later than five years	**218,927**	254,977
	336,078	372,128

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

16 Other commitments

	30th June 2004 HK$'000	31st December 2003 HK$'000
Commitments in respect of fixed assets:		
Contracted but not provided for	—	16,755
Authorised but not contracted for	—	—
	—	16,755
Commitments in respect of capital injection to a jointly controlled entity:		
Contracted but not provided for	**247,990**	—
Authorised but not contracted for	—	—
	247,990	—

17 Pledge of assets

There is no material change in the pledge of assets since the last annual balance sheet date.

18 Related party transactions

During the period, the Group carried out in the normal course of business the following material transactions with its related parties:

	Six months ended 30th June 2004 HK$'000	2003 HK$'000
Rental income received from a related company	**60**	60
Rental expenses paid to a shareholder	**528**	528
Interest on convertible bonds paid to a shareholder	—	3,026
Loan interest paid to		
- related companies	**472**	2,299
- a shareholder	**1,521**	—
Fixed rate management fee for toll highways paid and payable to a minority shareholder *(note a)*	**25,692**	29,850
Rental and utility expenses paid to a minority shareholder *(note b)*	**92,016**	93,068

Note:

(a) Management agreements in respect of toll roads management fees were entered into between Guangzhou Highways Development Company ("GHDC"), a minority shareholder of subsidiaries, and certain subsidiaries engaging in the operation of toll highways in China, whereby GHDC carries out the day-to-day routine operational and maintenance services of the Guangshan Highway, Guangshen Highway, Guangcong Highway Section I and II, Provincial Highway 1909 and Guanghua Highway respectively including collection of toll charges and repairs and maintenance in return for a fixed sum to be predetermined annually.

(b) The related party transactions were conducted in accordance with the terms as disclosed in the Group's 2003 annual report.

Advance to Entity

The advance made by the Group to the following entity exceeded 8.0 per cent of the Market Capitalisation (note 5) as at 30th June 2004 and are required to be disclosed under Rule 13.20 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") as follows:

Name of the Entity	Percentage of indirect attributable interest held by the Company	Advances as at 30th June 2004 (Note 1) Interest bearing (A) HK$ million	Non-interest bearing (B) HK$ million	Interest rate	Total (A + B) HK$ million
Guangdong Humen Bridge Co., Ltd.	8.59	570.3	—	*(Note 2)*	570.3

Financial Assistance to Affiliated Companies

The financial assistance provided by the Group to the affiliated companies of the Company which in aggregate exceeded 8.0 per cent of the Market Capitalisation (note 5) as at 30th June 2004 (the "Relevant Affiliated Companies") and are required to be disclosed under Rule 13.22 of the Listing Rules as follows:

Name of affiliated companies	Percentage of indirect attributable interest held by the Company	Advances as at 30th June 2004 (Note 1) Interest bearing (A) HK$ million	Non-interest bearing (B) HK$ million	Interest rate	Total (A + B) HK$ million
Guangdong Humen Bridge Co., Ltd.	8.59	570.3	—	*(Note 2)*	570.3
Guangdong Qinglian Highway Development Co., Ltd.	8.10	—	219.0	—	219.0
Guangdong Shantou Bay Bridge Co., Ltd.	10.30	60.3	—	*(Note 3)*	60.3
Hainan China City Property Development Co. Ltd.	31.20	—	48.3	—	48.3
Guangdong Xinshidai Real Estate Ltd.	45.00	—	10.1	—	10.1
Guangzhou Charkwang Real Estate Co., Ltd.	65.00	—	2.1	—	2.1
Zhoushan Xinyuan Real Estate Development Co., Ltd.	38.00	—	2.6	—	2.6
Total *(Note 4)*		630.6	282.10		912.70

Notes:

(1) The advances were shareholders' loans representing part of the investment costs injected by the Group in proportion to the Group's equity interest in such entity and affiliated companies. These advances are unsecured and have no fixed term of repayment. There were no committed capital injections nor guarantees given to or for the above entity and affiliated companies.

(2) Of these interest-bearing advances, approximately HK$455.5 million was charged at US prime rate; approximately HK$114.7 million was charged at lending rates of financial institutions in China; and the remaining balance was charged at Hong Kong prime rate.

(3) Of these interest-bearing advances, approximately HK$26.0 million was charged at Hong Kong prime rate; and approximately HK$34.3 million was charged at lending rates of financial institutions in China.

(4) The total amount of financial assistance provided by the Group to the affiliated companies of the Company exceeded 8 per cent of the Market Capitalisation.

(5) Market Capitalisation means the market capitalisation of the Company as at 30th June 2004 amounting to HK$4,058,985,881 based on the total number of 6,322,407,914 shares of the Company in issue on 30th June 2004 and average closing price of HK$0.642 per share for the five business days immediately preceding 30th June 2004.

Pro Forma Combined Balance Sheet of Affiliated Companies

In accordance with Rule 13.22 of the Listing Rules, a pro forma combined balance sheet of the Company's Relevant Affiliated Companies as at 30th June 2004 and the Group's attributable interest therein are set out below:

	HK$'000
Long term assets	6,148,207
Current assets	483,083
Current liabilities	(135,741)
Long term liabilities	(4,425,657)
Net assets	2,069,892

	HK$'000
Attributable interest to the Group	
Net assets	492,874
Shareholder's loans receivable	912,784
	1,405,658

Disclosures Pursuant to Rule 13.21 of the Listing Rules

Reference was made to a term loan facility agreement dated 5th September 2001 ("2001 loan agreement") and an agreement supplemental to the 2001 loan agreement dated 7th September 2004 in respect of an extension of the final maturity to September 2005 for the outstanding principal amount of US$15,000,000, a HK$2,630 million loan agreement dated 23rd September 2002 with a final maturity in December 2007, a HK$100 million loan agreement dated 16th June 2003 with a final maturity in December 2005 and a HK$300 million loan agreement dated 23rd June 2003 with a final maturity in June 2008. In accordance with the terms of the aforementioned agreements, it is an event of default if Yue Xiu ceases to own (directly or indirectly) at least (in the case of the 2001 loan agreement) 40 per cent or (in the case of the other three loan agreements) 30 per cent of the issued share capital of the Company. The obligation has been complied with.

Interests of Directors

As at 30th June 2004, the interests and short positions of the directors of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), which are required to be recorded in the register maintained by the Company under Section 352 of the SFO or notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") were as follows:

1. Long positions in shares of the Company and its subsidiary, GZI Transport Limited ("GZT"):

Name of Director	Nature of interest	Beneficial interest in shares	Approximate % of interest
The Company			
Mr Liang Ningguang	Personal	400,000	0.01
Mr Xiao Boyan	Personal	500,000	0.01
Mr Wong Chi Keung	Personal	1,200,000	0.02
Mr Lee Ka Lun	Personal	1,050,000	0.02
GZT			
Mr Wong Chi Keung	Personal	474,000	0.04

2. Long positions in underlying shares of equity derivatives of the Company:

			Number of share options		
Name of Director	**Date of grant**	**Exercise price per share** HK$	**outstanding as at 1st January 2004**	**exercised during the period**	**outstanding as at 30th June 2004**
Mr Ou Bingchang	02/06/2003 (b)	0.5400	9,000,000	—	9,000,000
Mr Chen Guangsong	02/06/2003 (b)	0.5400	8,000,000	—	8,000,000
Mr Li Fei	02/06/2003 (b)	0.5400	7,000,000	—	7,000,000
Mr Liang Ningguang	02/06/2003 (b)	0.5400	7,000,000	—	7,000,000
Mr Xiao Boyan	02/06/2003 (b)	0.5400	7,000,000	—	7,000,000
Mr Liang Yi	02/06/2003 (b)	0.5400	7,000,000	—	7,000,000
Ms Yan Yuk Fung*	14/12/1999 (a)	0.5008	800,000	800,000 (c)	—
	02/06/2003 (b)	0.5400	3,000,000	—	3,000,000
Mr Yu Lup Fat Joseph	02/06/2003 (b)	0.5400	3,500,000	—	3,500,000
Mr Lee Ka Lun	02/06/2003 (b)	0.5400	2,450,000	—	2,450,000

Notes:

(a) The share options are exercisable from 14th December 2000, the first anniversary of the date of grant, to the business day preceding the sixth anniversary of the date of grant, of which a maximum of 30 per cent and 100 per cent thereof are exercisable from the first and second anniversaries of the date of grant respectively.

(b) The share options are exercisable from 2nd June 2003 to 1st June 2013, of which a maximum of up to (i) 30 per cent; and (ii) 60 per cent (inclusive of any options exercised under (i)) thereof are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the date of grant respectively.

(c) The weighted average closing price per share immediately before the date on which the options were exercised was HK$0.69.

* Ms Yan Yuk Fung resigned as director of the Company with effect from 8th July 2004

Save as disclosed herein, as at 30th June 2004, none of the directors of the Company had or was deemed to have any interest or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which are required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Interests of Substantial Shareholders

As at 30th June 2004, the following persons have an interest or short position in the shares or underlying shares of the Company which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

Name	Long position in shares	Approximate % of interest
Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu") *(Note 1)*	3,215,943,248	51.04
J.P. Morgan Chase & Co. *(Note 2)*	500,092,000	7.94

Notes:

1. The capacity of Yue Xiu in holding the 3,215,943,248 shares was, as to 10,928,184 shares, as beneficial owner and, as to 3,205,015,064 shares, attributable to interests of controlled corporations. Details of the breakdown of the shares held by Yue Xiu were as follows:

Name	Long position in shares
Yue Xiu	3,215,943,248
Excellence Enterprises Co., Ltd. ("Excellence")	3,174,015,064
Bosworth International Limited ("Bosworth")	2,279,312,904
Sun Peak Enterprises Ltd. ("Sun Peak")	565,683,000
Novena Pacific Limited ("Novena")	565,683,000
Shine Wah Worldwide Limited ("Shine Wah")	158,049,000
Morrison Pacific Limited ("Morrison")	158,049,000
Perfect Goal Development Co., Ltd. ("Perfect Goal")	135,737,000
Greenwood Pacific Limited ("Greenwood")	135,737,000
Seaport Development Limited ("Seaport")	35,233,160
Goldstock International Limited ("Goldstock")	35,233,160
Yue Xiu Finance Company Limited ("YXF")	31,000,000

(i) 2,279,312,904 shares were held by Bosworth, which was wholly-owned by Excellence which was, in turn, wholly-owned by Yue Xiu.

(ii) 565,683,000 shares were held by Novena, which was wholly-owned by Sun Peak which was, in turn, wholly-owned by Excellence.

(iii) 158,049,000 shares were held by Morrison, which was wholly-owned by Shine Wah which was, in turn, wholly-owned by Excellence.

(iv) 135,737,000 shares were held by Greenwood, which was wholly-owned by Perfect Goal which was, in turn, wholly-owned by Excellence.

(v) 35,233,160 shares were held by Goldstock, which was wholly-owned by Seaport which was, in turn, wholly-owned by Excellence.

(vi) 31,000,000 shares were held by YXF, which was wholly-owned by Yue Xiu.

2. The capacity of J.P. Morgan Chase & Co. in holding the 500,092,000 shares was, as to 479,670,000 shares, as investment manager and, as to 20,422,000 shares, as approved lending agent.

Share Options

(i) The Company

Pursuant to the share option scheme (the "Share Option Scheme") approved by shareholders of the Company on 23rd June 1998, the board of directors of the Company (the "Board") may, at their discretion, offer to directors and employees of the Company or any of its subsidiaries options to subscribe for ordinary shares in the Company. The Share Option Scheme is designed to act as an incentive to employees and executives of the Group. The exercise price was determined by the Board and being equal to the higher of (a) the nominal value of the share; and (b) not less than 80 per cent of the average closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant of an option. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

On 26th June 2002, the shareholders of the Company approved the resolutions relating to the termination of the Share Option Scheme and the adoption of a new share option scheme (the "2002 Share Option Scheme"). Upon termination of the Share Option Scheme, no further share options will be granted thereunder but all the outstanding share options granted prior to such termination continue to be valid and exercisable in accordance therewith, and only those provisions of the Share Option Scheme which are required to give effect to the outstanding share options continue to remain in force for such purpose. The 2002 Share Option Scheme complies with the amendments to Chapter 17 of the Rules Governing the listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Pursuant to the 2002 Share Option Scheme, the Board may grant to any person being an employee, officer, director, agent, consultant or representative of Yue Xiu, the Company or any of their respective subsidiaries ("Participants") options to subscribe for shares in the Company. The purpose of the 2002 Share Option Scheme is to provide incentives to Participants to contribute to the Group and to enable the Group to recruit, retain and motivate high-calibre employees and attract human resources that are valuable to the Group. The total number of shares which may be issued upon exercise of all options to be granted under the 2002 Share Option Scheme is 10 per cent of the number of shares in issue as at the date of approval of the 2002 Share Option Scheme, but the Company may seek approval from its shareholders in a general meeting to refresh the 10 per cent limit. On 2nd June 2004, the shareholders of the Company approved the refreshment of the 10 per cent limit under the 2002 Share Option Scheme. The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2002 Share Option Scheme and any other schemes of the Company must not exceed 30 per cent of the shares of the Company in issue from time to time. The maximum entitlement of each Participant upon exercise of the options granted or to be granted within any 12-month period immediately preceding the proposed date of grant is limited to 1 per cent of the number of shares in issue as at the proposed date of grant. Any further grant of options in excess of this limit is subject to shareholders' approval in general meeting. The share options are exercisable from the commencement date of the option period (which shall be a period to be notified by the Board at the time of the grant of an option, such period to commence on the date of grant or such later date as the Board may decide and expire on the last day of the period, which in any event shall not exceed 10 years from the date of grant), of which a maximum of up to (i) 30 per cent; and (ii) 60 per cent (inclusive of any options exercised under (i)), of the options granted under the relevant grant are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the commencement date of the option period respectively. After the second anniversary of the commencement date of the option period the restrictions will cease. In respect of a Participant who is an employee of Yue Xiu, the Company or any of their respective subsidiaries, the same limits on the exercise of the share options as described above shall also apply, except that the periods referred to in (i) and (ii) above shall commence from the later of: (a) the date of completion by such Participant of one year of continuous employment as permanent member of the staff of Yue Xiu, the Company or any of their respective subsidiaries, as the case may be; and (b) the commencement date of the option period, and the date when the restrictions cease shall be modified accordingly. The exercise price is determined by the Board and must be at least the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheets on the date of grant; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (c) the nominal value of the shares. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

Movements during the period of the options granted under the share option schemes of the Company to the employees of the Group other than the directors of the Company as disclosed on page 26 were as follows:

Number of share options								
outstanding as at 1st January 2004	**granted during the period**	**lapsed during the period**	**exercised during the period**	**outstanding as at 30th June 2004**	**Exercise price per share** HK$	**Date of grant**	**Exercisable period**	**Weighted average closing price (c)** HK$
52,000,000	—	—	46,600,000	5,400,000	0.3936	04/09/1998	04/09/1999 - 03/09/2004 (a)	0.941
13,374,000	—	—	2,740,000	10,634,000	0.5008	14/12/1999	14/12/2000 - 13/12/2005 (a)	0.904
152,150,000	—	—	23,164,000	128,986,000	0.4100	02/05/2003	02/05/2003 - 01/05/2013 (b)	0.677
8,000,000	—	—	—	8,000,000	0.5400	02/06/2003	02/06/2003 - 01/06/2013 (b)	N/A
12,620,000	—	—	216,000	12,404,000	0.8140	27/10/2003	27/10/2003 - 26/10/2013 (b)	0.942
100,632,000	—	228,000	170,000	100,234,000	0.8460	23/12/2003	23/12/2003 - 22/12/2013 (b)	0.896
—	320,310,000	—	—	320,310,000	0.6300	23/06/2004	23/06/2004 - 22/06/2014 (b)	N/A

Notes:

(a) The options granted are exercisable in 2 tranches. If the last day of the exercisable period is not a business day, the exercisable period will expire on the business day preceding thereof.

(b) The options granted are exercisable in 3 tranches.

(c) The weighted average closing price per share immediately before the dates on which the options were exercised.

The closing price of the shares immediately before the date on which the options were granted during the six months ended 30th June 2004 were as follows:

Date of grant	**Closing price immediately before the date of grant**
23/06/2004	HK$0.62

The Directors consider that it is inappropriate to value the share options as a number of factors critical for the valuation cannot be determined accurately. Any valuation of the share options based on various speculative assumptions would be meaningless and could be misleading to shareholders.

(ii) GZT

Pursuant to the share option scheme ("GZT Scheme") approved by shareholders of GZT on 3rd January 1997, the board of directors of GZT (the "GZT Board") may, at their discretion, grant to directors and employees of GZT or any of its subsidiaries options to subscribe for ordinary shares in GZT. The GZT Scheme is designed to act as an incentive to employees and executives of GZT and its subsidiaries. The exercise price is determined by the GZT Board and being equal to the higher of (a) the nominal value of the share; and (b) not less than 80 per cent of the average closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of offer of an option. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

On 25th June 2002, the shareholders of GZT approved the resolutions relating to the termination of the GZT Scheme and the adoption of a new share option scheme (the "2002 GZT Scheme"). Upon termination of the GZT Scheme, no further share options will be granted thereunder but all the outstanding share options granted prior to such termination continue to be valid and exercisable in accordance therewith, and only those provisions of the GZT Scheme which are required to give effect to the outstanding share options continue to remain in force for such purpose. The 2002 GZT Scheme complies with the amendments to Chapter 17 of the Listing Rules.

Pursuant to the 2002 GZT Scheme with terms and conditions same as those of 2002 Share Option Scheme, the GZT Board may grant to any person being an employee, officer, director, agent, consultant or representative of the Company, Yue Xiu, GZT or any of their respective subsidiaries options to subscribe for shares in GZT.

Movements during the period of the options granted under the GZT Scheme to the employees of the Group were as follows:

Number of share options						
outstanding as at 1st January 2004	**exercised during the period**	**outstanding as at 30th June 2004**	**Exercise price per share** HK$	**Date of grant**	**Exercisable period** (c)	**Weighted average closing price** (d) HK$
1,530,000	110,000	1,420,000	0.7520	07/04/2000	07/04/2001 - 06/04/2006	2.464

Notes:

(a) No options have been granted, cancelled or lapsed during the period.

(b) All options are exercisable in 3 tranches.

(c) If the last day of the exercisable period is not a business day, the exercisable period will expire on the business day preceding thereof.

(d) The weighted average closing price per share of GZT immediately before the dates on which the options were exercised.

Purchase, Sale or Redemption of the Company's Shares

The Company has not redeemed any of its shares during the six months ended 30th June 2004. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

Code of Best Practice

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the relevant period, in compliance with the Code of Best Practice as stipulated in Appendix 14 of the Listing Rules. The non-executive directors of the Company are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association.

Audit Committee

The unaudited interim accounts for the six months ended 30th June 2004 had been reviewed by the Audit Committee.

Closure of Register of Members

The register of members of the Company will be closed from Tuesday, 19th October 2004 to Thursday, 21st October 2004, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Share Registrar, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:00 p.m. on Monday, 18th October 2004.

By order of the Board
Ou Bingchang
Chairman

Hong Kong, 16th September 2004

Board of Directors

Executive directors

Ou Bingchang *(Chairman)*
Chen Guangsong
Li Fei
Liang Ningguang
Xiao Boyan
Liang Yi
Wong Chi Keung

Independent non-executive directors & audit committee members

Yu Lup Fat Joseph
Lee Ka Lun

Company Secretary

Wong Chi Keung

Auditors

PricewaterhouseCoopers
Certified Public Accountants

Principal Bankers

Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited

Websites to Access Company Information

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

Registered Office

24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai, Hong Kong

Share Registrar

Abacus Share Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong

Share Listing

The Company's shares are listed on:
The Stock Exchange of Hong Kong Limited
Singapore Exchange Securities Trading Limited

The stock codes are:
The Stock Exchange of Hong Kong Limited – 123
Reuters – 123.HK
Bloomberg – 123 HK

Investor Relations

For further information about Guangzhou Investment Company Limited, please contact:
Carrie Chan
Telephone : (852) 3192 7222
Facsimile : (852) 2598 7688
Email : contact@gzinvestment.com.hk

ADR Depositary Bank

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
Telephone : (646) 885 3218
Facsimile : (646) 885 3043

Location Map of Major Property Projects in Guangzhou Urban Area


N
Lingnan Garden
Xi Cha Road
Phase 2 of Lingnan Garden
Bai Yun District
Xiangkang Commercial Plaza
Northern Ring Road
Guang Yuan Cultural Centre
Lu Hu Building
Guangzhou Railway Station
White Horse Commercial Building
Guangzhou Eastern Railway Station
Eastern Railway Station Commercial Plaza
Tian He District
Tian He Commercial 12-1, 5
City Development Plaza
Xinchuangju Building
Fortune Plaza
Victory Plaza
Huan Shi Road
Guangzhou Sports Stadium Building
Jie Fang Road
Yue Xiu District
Yue Xiu Building
Dong Feng Road
Dong Shan District
Tianhe Road
Hong Fa Building
Grandcity Shopping Arcade
Zhu Jiang Estate E1-1
Galaxy City
Guangzhou Main Road
Romantic Garden
Happy Valley Garden
No. RJ-1 MTR Project
City Development Building
Hai Zhu Bridge
Grandcity Garden
Guangzhou Bridge
Hua'nan Bridge
Pearl River
Bin Jiang Road
Nan Feng Shopping Centre
Jiangnan Main Road Central
Ju Ya Mansion
Binjiang Yiyuan
Run Hui Building
Sun Yat-Sen University
Xin Gang Xi Road
Gongye Main Road
Jiang Nan New Mansion
Hai Zhu District
Springland Garden
For rental
For sale
Land bank
Under development
Local landmark

廣州市區主要房地產項目位置分佈圖


北
白雲區
越秀區
東山區
天河區
海珠區
嶺南花園
嶺南花園二期
西槎路
祥康商貿大廈
廣源文化中心
麓湖綜合樓
北環高速公路
廣州火車站
白馬商貿大廈
廣州體育大廈
解放路
地鐵RJ-1項目
環市路
越秀大廈
東風路
廣州火車東站
東站商業廣場
天河商旅12-1、5
城建大廈
新創舉大廈
維多利廣場
財富廣場
天河路
宏城商業廣場
宏發大廈
珠江新城E1-1
漾晴居
星滙園
廣州大道
跑馬地花園
城總大廈
海珠大橋
濱江路
珠江
宏城花園
廣州大橋
華南大橋
聚雅苑
濱江怡苑
江南大道中
南豐商場
潤滙大廈
中山大學
新港西路
工業大道
江南新苑
翠城花園

○ 出租物業　○ 出售物業　◉ 土地儲備　◎ 在建中　● 地標

董事會

執行董事

區秉昌 *(董事長)*
陳光松
李　飛
梁凝光
肖博彥
梁　毅
黃之強

獨立非執行董事及
審核委員會成員

余立發
李家麟

公司秘書

黃之強

核數師

羅兵咸永道會計師事務所
香港執業會計師

主要往來銀行

中國銀行(香港)有限公司
香港上海滙豐銀行有限公司

公司資料查閱網址

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

註冊辦事處

香港灣仔
駱克道160-174號
越秀大廈
24樓

股份過戶登記處

雅柏勤證券登記有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

股份上市

本公司之股份於香港聯合交易所有限公司及
新加坡證券交易所上市

股票編號為：
香港聯合交易所有限公司－123
路透社－123.HK
彭博資訊－123 HK

股東關係

如欲進一步查詢越秀投資有限公司的資料，請聯絡：
陳嘉惠
電話：(852) 3192 7222
傳真：(852) 2598 7688
電郵：contact@gzinvestment.com.hk

美國預託證券託管銀行

紐約銀行
美國預託證券
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
電話：(646) 885 3218
傳真：(646) 885 3043

購買、出售或贖回本公司的股份

截至二○○四年六月三十日止六個月內，本公司並無贖回任何股份。而本公司或其任何附屬公司於期內亦無購買或出售本公司任何股份。

最佳應用守則

本公司並無任何董事知悉任何資料，足以合理指出本公司在有關期間的任何時間，未有遵守上市規則附錄14所載之最佳應用守則。本公司非執行董事須依據本公司之組織章程之規定，在本公司之股東週年大會輪席告退及膺選連任。

審核委員會

審核委員會已審閱截至二○○四年六月三十日止六個月的未經審核中期賬目。

暫停辦理過戶登記手續

本公司將由二○○四年十月十九日星期二至二○○四年十月二十一日星期四(首尾兩天包括在內)期間暫停辦理股份過戶登記手續。如欲符合獲派中期股息的資格，所有股份過戶文件連同有關股票須於二○○四年十月十八日星期一下午四時正前，交回香港灣仔告士打道56號東亞銀行港灣中心地下本公司的股份過戶登記處雅柏勤證券登記有限公司，辦理過戶登記手續。

承董事會命
董事長
區秉昌

香港，二○○四年九月十六日

(ii) 越秀交通

根據於一九九七年一月三日獲越秀交通股東通過的一項購股權計劃(「越秀交通計劃」)，越秀交通董事會(「越秀交通董事會」)可酌情授予越秀交通或其任何附屬公司之董事及僱員購股權認購越秀交通之普通股。越秀交通計劃可作為越秀交通及其附屬公司給予僱員及行政人員的獎勵。行使價由越秀交通董事會釐訂，相等於下列兩項中較高者：(a)股份之面值；及(b)不低於緊接提供購股權日期前五個營業日股份在聯交所每日報價表上之平均收市價的80%。每次授出購股權之現金代價為10港元，而行使價將於行使購股權時悉數支付。

越秀交通股東於二〇〇二年六月二十五日通過有關終止越秀交通計劃及採納新購股權計劃(「二〇〇二年越秀交通計劃」)的決議案。於終止越秀交通計劃後，越秀交通不會就此進一步授出購股權，但於終止越秀交通計劃前授出的所有未行使購股權繼續生效，並可根據越秀交通計劃予以行使，而僅有使尚未行使購股權生效所需的該等越秀交通計劃條文會就此目的繼續有效。二〇〇二年越秀交通計劃符合上市規則第17章的修訂。

根據與二〇〇二年購股權計劃的條款及條件相同的二〇〇二年越秀交通計劃，越秀交通董事會可授予本公司、越秀企業、越秀交通或任何彼等附屬公司的僱員、高級職員、董事、代理人、顧問或代表購股權認購越秀交通股份。

期內根據越秀交通計劃授予本集團僱員的購股權之變動情況如下：

購股權數目						
於二〇〇四年一月一日尚未行使	期內行使	於二〇〇四年六月三十日尚未行使	每股行使價 港元	授出日期	行使期 (c)	加權平均收市價 (d) 港元
1,530,000	110,000	1,420,000	0.7520	07/04/2000	07/04/2001 - 06/04/2006	2.464

附註：

(a) 期內並無購股權授出、註銷或失效。

(b) 所有購股權分三階段行使。

(c) 倘購股權行使期之最後一日並非營業日，購股權行使期須於該日前一個營業日屆滿。

(d) 越秀交通股份在緊接購股權行使日期前一天的每股加權平均收市價。

期內根據本公司購股權計劃授予本集團僱員(本公司董事除外，詳情已於第26頁披露)的購股權之變動情況如下：

購股權數目								
於二OO四年一月一日尚未行使	期內授予	期內失效	期內行使	於二OO四年六月三十日尚未行使	每股行使價 港元	授出日期	行使期	加權平均收市價 (c) 港元
52,000,000	—	—	46,600,000	5,400,000	0.3936	04/09/1998	04/09/1999 - 03/09/2004 (a)	0.941
13,374,000	—	—	2,740,000	10,634,000	0.5008	14/12/1999	14/12/2000 - 13/12/2005 (a)	0.904
152,150,000	—	—	23,164,000	128,986,000	0.4100	02/05/2003	02/05/2003 - 01/05/2013 (b)	0.677
8,000,000	—	—	—	8,000,000	0.5400	02/06/2003	02/06/2003 - 01/06/2013 (b)	不適用
12,620,000	—	—	216,000	12,404,000	0.8140	27/10/2003	27/10/2003 - 26/10/2013 (b)	0.942
100,632,000	—	228,000	170,000	100,234,000	0.8460	23/12/2003	23/12/2003 - 22/12/2013 (b)	0.896
—	320,310,000	—	—	320,310,000	0.6300	23/06/2004	23/06/2004 - 22/06/2014 (b)	不適用

附註：

(a) 授出之購股權分兩階段行使，倘購股權行使期之最後一日並非營業日，購股權行使期須於該日前一個營業日屆滿。

(b) 授出之購股權分三階段行使。

(c) 股份在緊接購股權行使日期前一天的每股加權平均收市價。

於二OO四年六月三十日止六個月內股份在緊接購股權授出日期前一天之收市價如下：

授出日期	**緊接授出日期前一天之收市價**
23/06/2004	0.62港元

董事認為，由於多項重要估值因素未能準確釐定，所以評估購股權的價值並不適當。按多項推測的假設計算來評估購股權的價值將不具意義，及會誤導股東。

根據二○○二年購股權計劃，董事會可授予越秀企業、本公司或任何彼等附屬公司的僱員、高級職員、董事、代理人、顧問或代表(「參與人士」)購股權認購股份。二○○二年購股權計劃旨在獎勵參與人士對本集團作出貢獻，並讓本集團聘請、挽留及鼓勵能幹的僱員及吸納對本集團而言屬寶貴的人力資源。根據二○○二年購股權計劃將予授出的購股權而可予發行的股份總數為本公司於批准二○○二年購股權計劃日期已發行股份數目的10%。惟本公司可於股東大會上徵求股東批准續新10%上限。本公司股東於二○○四年六月二日通過有關續新二○○二年購股權計劃10%上限。因二○○二年購股權計劃及本公司任何其他計劃項下已授出但未獲行使的所有購股權獲行使而可予發行的股份總數，不得超過不時已發行股份數目的30%。各參與人士在於緊接建議授出任何購股權日期前十二個月期間內獲授及將獲授的購股權予以行使時的上限為建議授出該等購股權日期已發行股份數目的1%，任何進一步授出超過此限額的購股權須待股東於股東大會上批准後，始可作實。購股權可於購股權期限開始日期行使(購股權期限指董事會於授出購股權時通知的期限，該期限於授出日期或董事會可能決定的較後日期開始，直至該期限的最後一日屆滿止，惟於任何情況下，不能超過由授出日期起計10年)，惟限於(i)直至購股權期限開始日期首週年的期間內，行使最多達有關授出項下所授出購股權的30%；及(ii)直至購股權期限開始日期第二週年的期間內，行使最多達有關授出項下所授出購股權的60%(包括根據(i)項行使的任何購股權)。於購股權期限開始日期第二週年後，該等限制將終止。就身為越秀企業、本公司或任何彼等附屬公司僱員的參與人士而言，上文所述行使購股權的相同限額亦適用，惟上文(i)及(ii)項所指的期間應由(a)該名參與人士持續受僱於越秀企業、本公司或任何彼等附屬公司(視情況而定)作為全職員工一年的完成日期；及(b)購股權期限的開始日期(以較後發生為準)起開始，而當限制終止時的日期應據此作出相應修訂。行使價由董事會釐訂，而且該行使價不得低於下列三者中的最高金額：(a)授出日期股份在聯交所每日報價表所列的收市價；(b)緊接授出日期前五個營業日股份在聯交所每日報價表所列的平均收市價；及(c)股份的面值。每次授出購股權的現金代價為10港元，而行使價將於行使購股權時悉數支付。

(i) Bosworth持有2,279,312,904股。Bosworth為Excellence全資擁有，而Excellence乃由越秀企業全資擁有。

(ii) Novena持有565,683,000股。Novena為Sun Peak全資擁有，而Sun Peak乃由Excellence全資擁有。

(iii) Morrison持有158,049,000股。Morrison為Shine Wah全資擁有，而Shine Wah乃由Excellence全資擁有。

(iv) Greenwood持有135,737,000股。Greenwood為Perfect Goal全資擁有，而Perfect Goal乃由Excellence全資擁有。

(v) Goldstock持有35,233,160股。Goldstock為Seaport全資擁有，而Seaport乃由Excellence全資擁有。

(vi) 越秀財務持有31,000,000股，越秀財務為越秀企業全資擁有。

2. J.P. Morgan Chase & Co.持有500,092,000股股份權益之身份，包括479,670,000股為投資經理，20,422,000股為核准借出代理人。

購股權

(i) 本公司

根據於一九九八年六月二十三日獲本公司股東通過的購股權計劃(「購股權計劃」)，本公司董事會(「董事會」)可酌情授予本公司或其任何附屬公司之董事及僱員購股權認購本公司之普通股。購股權計劃可作為本集團給予僱員及行政人員的獎勵。行使價由董事會釐訂，相等於下列兩項中較高者：(a)股份之面值；及(b)不低於緊接授出購股權日期前五個營業日股份在聯交所每日報價表所報之平均收市價的80%。每次授出購股權之現金代價為10港元，而行使價將於行使購股權時悉數支付。

本公司股東於二○○二年六月二十六日通過有關終止購股權計劃及採納新購股權計劃(「二○○二年購股權計劃」)的決議案。於終止購股權計劃後，本公司不會就此進一步授出購股權，但於終止購股權計劃前授出的所有未行使購股權繼續生效，並可根據購股權計劃予以行使，而僅有使尚未行使購股權生效所需的該等購股權計劃條文會就此目的繼續有效。二○○二年購股權計劃符合香港聯合交易所有限公司證券上市規則(「上市規則」)第17章的修訂。

附註：

(a) 購股權可由授出日期一週年即二〇〇〇年十二月十四日起至授出日期六週年前一個營業日止期間內隨時行使，並分別可於授出日期首週年及二週年起行使最多30%及100%。

(b) 購股權可由二〇〇三年六月二日起至二〇一三年六月一日止期間內隨時行使，惟限於(i)直至購股權授出日期首週年的期間內，行使最多達所授予購股權的30%；及(ii)直至購股權授出日期第二週年的期間內，行使最多達所授予購股權的60%(包括根據(i)項行使的任何購股權)。

(c) 股份在緊接購股權行使日期之前的每股加權平均收市價為0.69港元。

* 甄玉鳳小姐已於二〇〇四年七月八日辭任本公司董事之職務

除本文所披露者外，於二〇〇四年六月三十日，本公司董事概無擁有或被視作擁有本公司或其任何相聯法團(按證券及期貨條例第XV部之涵義)之股份、相關股份及債權證之權益或淡倉權益而須根據證券及期貨條例第352條載入本公司置存之登記冊；或根據上市公司董事進行證券交易的標準守則知會本公司及聯交所。

主要股東權益

於二〇〇四年六月三十日，下列人士擁有以下須記錄本公司根據證券及期貨條例第336條規定置存之登記冊中之股份或相關股份之權益或淡倉：

名稱	好倉股份	權益百分率概約
越秀企業(集團)有限公司(「越秀企業」) *(附註1)*	3,215,943,248	51.04
J.P. Morgan Chase & Co. *(附註2)*	500,092,000	7.94

附註：

1. 越秀企業持有3,215,943,248股股份權益之身分包括10,928,184股為實益擁有人，3,205,015,064股藉屬所控制法團的權益。由越秀企業所持有的股份詳列如下：

名稱	好倉股份
越秀企業	3,215,943,248
Excellence Enterprises Co., Ltd.(「Excellence」)	3,174,015,064
Bosworth International Limited(「Bosworth」)	2,279,312,904
Sun Peak Enterprises Ltd.(「Sun Peak」)	565,683,000
Novena Pacific Limited(「Novena」)	565,683,000
Shine Wah Worldwide Limited(「Shine Wah」)	158,049,000
Morrison Pacific Limited(「Morrison」)	158,049,000
Perfect Goal Development Co., Ltd.(「Perfect Goal」)	135,737,000
Greenwood Pacific Limited(「Greenwood」)	135,737,000
Seaport Development Limited(「Seaport」)	35,233,160
Goldstock International Limited(「Goldstock」)	35,233,160
越秀財務有限公司(「越秀財務」)	31,000,000

董事權益

於二〇〇四年六月三十日，本公司董事在本公司及其相聯法團(按證券及期貨條例第XV部之定義)之股份、相關股份及債權證之權益及淡倉而須根據證券及期貨條例(「證券及期貨條例」)第352條載入本公司置存之登記冊或知會本公司及香港聯合交易所有限公司(「聯交所」)如下：

1. 本公司及其附屬公司越秀交通有限公司(「越秀交通」)股份之好倉：

董事姓名	權益性質	股份實益權益	權益百分率概約
本公司			
梁凝光先生	個人	400,000	0.01
肖博彥先生	個人	500,000	0.01
黃之強先生	個人	1,200,000	0.02
李家麟先生	個人	1,050,000	0.02
越秀交通			
黃之強先生	個人	474,000	0.04

2. 於本公司股本衍生工具之相關股份中之好倉：

			購股權數目		
董事姓名	授出日期	每股行使價 港元	於二〇〇四年一月一日尚未行使	於期內行使	於二〇〇四年六月三十日尚未行使
區秉昌先生	02/06/2003 (b)	0.5400	9,000,000	—	9,000,000
陳光松先生	02/06/2003 (b)	0.5400	8,000,000	—	8,000,000
李　飛先生	02/06/2003 (b)	0.5400	7,000,000	—	7,000,000
梁凝光先生	02/06/2003 (b)	0.5400	7,000,000	—	7,000,000
肖博彥先生	02/06/2003 (b)	0.5400	7,000,000	—	7,000,000
梁　毅先生	02/06/2003 (b)	0.5400	7,000,000	—	7,000,000
甄玉鳳小姐*	14/12/1999 (a)	0.5008	800,000	800,000 (c)	—
	02/06/2003 (b)	0.5400	3,000,000	—	3,000,000
余立發先生	02/06/2003 (b)	0.5400	3,500,000	—	3,500,000
李家麟先生	02/06/2003 (b)	0.5400	2,450,000	—	2,450,000

附註：

(一) 該等貸款乃股東貸款，是本集團按佔該等實體及聯屬公司之股權比例注入之部份投資成本。此等貸款均無抵押，亦無固定還款期。本集團並無對上述實體及聯屬公司承諾注入資本及提供擔保。

(二) 附息之貸款，其中約455,500,000港元之利息是按照美國最優惠利率計算，約114,700,000港元之利息按中國金融機構借貸利率計算，餘數之利息是按照香港最優惠利率計算。

(三) 附息之貸款，其中約26,000,000港元之利息是按照香港最優惠利率計算，約34,300,000港元之利息按中國金融機構借貸利率計算。

(四) 本集團向本公司之聯屬公司提供之財務資助總額超過市值之8%。

(五) 市值指本公司於二○○四年六月三十日之市值達4,058,985,881港元，此乃按本公司於二○○四年六月三十日已發行股份合共6,322,407,914股，以及緊接二○○四年六月三十日前五個營業日之平均收市價每股0.642港元為基準計算。

聯屬公司的備考合併資產負債表

根據上市規則第13.22條，本公司相關的聯屬公司於二○○四年六月三十日的備考合併資產負債表及本集團的應佔權益載列如下：

	千港元
長期資產	6,148,207
流動資產	483,083
流動負債	(135,741)
長期負債	(4,425,657)
資產淨值	2,069,892

	千港元
本集團應佔權益	
資產淨值	492,874
股東應收貸款	912,784
	1,405,658

根據上市規則第13.21條作出之披露

茲提述二○○一年九月五日簽訂之定期貸款協議(「二○○一年貸款協議」)及二○○四年九月七日簽訂二○○一年貸款協議之補充協議有關15,000,000美元未付還本金的到期日延展至二○○五年九月、二○○二年九月二十三日簽訂之2,630,000,000港元貸款協議(將於二○○七年十二月到期)、二○○三年六月十六日簽訂之100,000,000港元貸款協議(將於二○○五年十二月到期)及二○○三年六月二十三日簽訂之300,000,000港元貸款協議(將於二○○八年六月到期)。根據上述各項協議之條款，一旦越秀企業直接或間接持有本公司已發行股本之權益低於40%(就二○○一年貸款協議而言)或30%(就其他三項貸款協議而言)時，將視作違約。此責任規定已獲履行。

給予若干實體之貸款

本集團於二〇〇四年六月三十日為下列實體提供之貸款超逾市值(附註五)8.0%。本公司根據香港聯合交易所有限公司之證券上市規則(「上市規則」)第13.20條披露之有關資料如下:

實體名稱	本公司間接持有權益應佔之百分比	於二〇〇四年六月三十日之貸款 *(附註一)* 附息 (A) 百萬港元	免息 (B) 百萬港元	利率	合計 (A+B) 百萬港元
廣東虎門大橋有限公司	8.59	570.3	—	*(附註二)*	570.3

給予聯屬公司之財務資助

本集團於二〇〇四年六月三十日向本公司之聯屬公司(「相關的聯屬公司」)提供財務資助,合共超逾市值(附註五)8.0%。本公司根據上市規則第13.22條披露之有關資料如下:

聯屬公司名稱	本公司間接持有權益應佔之百分比	於二〇〇四年六月三十日之貸款 *(附註一)* 附息 (A) 百萬港元	免息 (B) 百萬港元	利率	合計 (A+B) 百萬港元
廣東虎門大橋有限公司	8.59	570.3	—	*(附註二)*	570.3
廣東清連公路發展有限公司	8.10	—	219.0	—	219.0
廣東汕頭海灣大橋有限公司	10.30	60.3	—	*(附註三)*	60.3
海南華城房產開發有限公司	31.20	—	48.3	—	48.3
廣東新時代房地產有限公司	45.00	—	10.1	—	10.1
廣州市祥廣房地產開發有限公司	65.00	—	2.1	—	2.1
舟山鑫源房地產開發有限公司	38.00	—	2.6	—	2.6
合計 *(附註四)*		630.6	282.10		912.70

16 其他承諾

	二〇〇四年 六月三十日 千港元	二〇〇三年 十二月三十一日 千港元
有關固定資產之承諾：		
已簽約但未撥備	**—**	16,755
已批准但未簽約	**—**	—
	—	16,755
有關注資共同控制實體之承諾：		
已簽約但未撥備	**247,990**	—
已批准但未簽約	**—**	—
	247,990	—

17 資產抵押

自上年度結算日以來，資產抵押並無重大變動。

18 有關連人士交易

期內，於本集團日常業務過程中進行的重大有關連人士交易如下：

	截至六月三十日止六個月	
	二〇〇四年 千港元	二〇〇三年 千港元
收取一間有關連公司的租金收入	**60**	60
支付予一名股東的租金開支	**528**	528
支付予股東的可換股債券利息	**—**	3,026
支付貸款利息予		
—有關連公司	**472**	2,299
—一名股東	**1,521**	—
已付及應付予一名少數股東的收費公路定額管理費 *(附註a)*	**25,692**	29,850
支付予一名少數股東的租金及雜費 *(附註b)*	**92,016**	93,068

附註：

(a) 本集團之附屬公司少數股東廣州市公路開發公司(「公路開發公司」)與若干在中國經營收費公路業務之附屬公司就收費道路管理費訂立該等《管理協議》，據此，公路開發公司負責分別提供廣汕公路、廣深公路、廣從公路第一段和第二段、1909省道及廣花公路的日常營運及維修服務，包括收取路費及養護與維修，以換取每年預先釐定的一筆定額款項。

(b) 有關連人士交易是根據於本集團二〇〇三年年報中披露的條款進行。

13 遞延税項

遞延税項乃按負債法就暫時性差異按適用所得税率作全數撥備。

於二〇〇四年六月三十日及二〇〇三年十二月三十一日，遞延税項相當於：

	二〇〇四年六月三十日 千港元	二〇〇三年十二月三十一日 千港元
遞延税項資產		
一香港利得税	**8,924**	12,712
一中國企業所得税	**21,937**	26,349
	30,861	39,061
遞延税項負債		
一香港利得税	**19,079**	19,449
一中國企業所得税	**1,503,427**	1,506,745
一中國土地增值税	**2,117,254**	2,124,342
	3,639,760	3,650,536

14 或然負債

自上年度結算日以來，或然負債並無重大改變。

15 經營租賃承諾

	二〇〇四年六月三十日 千港元	二〇〇三年十二月三十一日 千港元
土地及樓宇		
第一年內	**31,591**	31,591
第二至第五年內	**85,560**	85,560
第五年後	**218,927**	254,977
	336,078	372,128

此外，本集團的經營租賃承諾及租金是按照銷售額釐定。現時無法準確計算根據該租約應付的未來租金。

11 其他長期貸款(續)

長期貸款之還款期如下：

	二〇〇四年 六月三十日 千港元	二〇〇三年 十二月三十一日 千港元
一年內	**26**	14
第二年	**26**	29
第三至第五年	**199,956**	220,595
無固定還款期	**238,613**	328,417
	438,621	549,055

12 股本

	公司 股份數目 千股	千港元
法定股本：		
10,000,000,000股每股面值0.10港元之普通股	10,000,000	1,000,000
已發行及繳足股本：		
於二〇〇三年一月一日	6,118,102	611,810
於行使購股權時發行股份	99,230	9,923
就收購附屬公司發行股份	31,386	3,139
於二〇〇三年十二月三十一日	6,248,718	624,872
於二〇〇四年一月一日	6,248,718	624,872
於行使購股權時發行股份	73,690	7,369
於二〇〇四年六月三十日	6,322,408	632,241

期內，因購股權獲行使而認購本公司的普通股73,690,000股，總代價為29,905,000港元，其中7,369,000港元已列入股本中，而餘額22,536,000港元已列入股份溢價賬內。

10 長期銀行貸款

	二〇〇四年 六月三十日 千港元	二〇〇三年 十二月三十一日 千港元
銀行貸款		
—無抵押	**764,966**	669,650
—有抵押	**3,412,152**	3,848,194
	4,177,118	4,517,844
減：長期銀行貸款的一年內應償還額	**(802,437)**	(875,394)
	3,374,681	3,642,450

長期銀行貸款的還款期如下：

	二〇〇四年 六月三十日 千港元	二〇〇三年 十二月三十一日 千港元
一年內	**802,437**	875,394
第二年	**1,167,698**	878,627
第三至第五年	**2,206,983**	2,763,823
	4,177,118	4,517,844

11 其他長期貸款

	二〇〇四年 六月三十日 千港元	二〇〇三年 十二月三十一日 千港元
融資租賃承擔	**86**	43
一名股東提供之貸款	**199,932**	230,661
有關連公司提供之貸款	**141,209**	144,817
附屬公司少數股東提供之貸款	**81,794**	157,934
其他貸款	**15,600**	15,600
	438,621	549,055
減：其他長期貸款之一年內應償還額	**(26)**	(14)
	438,595	549,041

8 應收賬款、預付款項及按金(續)

本集團對不同業務分部及市場採用既定信貸政策。本集團之信貸期限一般為期三個月。應收貿易賬款之賬齡分析如下:

	二〇〇四年六月三十日千港元	二〇〇三年十二月三十一日千港元
零至三十日	**166,056**	213,938
三十一日至九十日	**185,511**	249,337
九十一日至一百八十日	**55,428**	48,372
一百八十一日至三百六十五日	**117,707**	89,711
超過一年	**67,511**	65,736
	592,213	667,094

9 應付賬款及應計費用

	二〇〇四年六月三十日千港元	二〇〇三年十二月三十一日千港元
應付貿易賬款	**1,087,407**	1,155,900
其他應付賬款及應計費用	**2,933,559**	3,195,338
	4,020,966	4,351,238

應付貿易賬款之賬齡分析如下:

	二〇〇四年六月三十日千港元	二〇〇三年十二月三十一日千港元
零至三十日	**84,495**	75,453
三十一日至九十日	**10,589**	16,247
九十一日至至一百八十日	**30,574**	40,828
一百八十一日至三百六十五日	**36,050**	62,674
一年至兩年	**701,490**	713,425
超過兩年	**224,209**	247,273
	1,087,407	1,155,900

6 每股盈利

截至二〇〇四年六月三十日止的每股基本盈利是根據股東應佔綜合盈利約131,205,000港元(二〇〇三年：105,520,000港元)及期內已發行股份加權平均數約6,300,120,794股(二〇〇三年：6,118,305,482股)計算。

截至二〇〇四年六月三十日止六個月的每股攤薄盈利是根據股東應佔綜合盈利約131,205,000港元(二〇〇三年：105,520,000港元)及期內已發行股份攤薄加權平均數約6,431,511,000股(二〇〇三年：6,171,185,972股)(已就未行使的購股權的可能攤薄影響作出調整)。

7 資本性開支

	其他無形資產				收費公路及橋樑權益			
	收購聯營公司及一共同控制實體之商譽	收購附屬公司之商譽	收購附屬公司之負商譽	總計	無形經營權	有形基建	總計	固定資產
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇四年一月一日 期初賬面淨值	169,384	40,453	(575,706)	(535,253)	1,750,864	348,783	2,099,647	6,251,082
滙兑差額	—	—	—	—	85	—	85	—
添置	—	—	—	—	—	—	—	35,419
出售	—	—	—	—	—	—	—	(30,040)
期內折舊／攤銷開支	(3,376)	(1,590)	16,553	14,963	(44,472)	(6,224)	(50,696)	(68,979)
於二〇〇四年六月三十日 期終賬面淨值	166,008	38,863	(559,153)	(520,290)	1,706,477	342,559	2,049,036	6,187,482

8 應收賬款、預付款項及按金

	二〇〇四年六月三十日 千港元	二〇〇三年十二月三十一日 千港元
應收貿易賬款	**592,213**	667,094
其他應收賬款、預付款項及按金	**538,437**	454,196
	1,130,650	1,121,290

4 稅項

(a) 香港利得稅已按期內估計應課稅盈利以17.5%的稅率計算。

(b) 本集團根據中國外商投資企業所得稅法(「中國稅法」),按介乎18%至33%稅率,就中國附屬公司、聯營公司及共同控制實體的盈利作出中國企業所得稅準備。根據中國稅法,本集團的若干附屬公司、聯營公司及共同控制實體由首個獲利年度起的兩年至五年獲享免繳所得稅,在免稅期後三年至五年享有所得稅減半的優惠。

(c) 中國土地增值稅按介乎30%至60%的累進稅率及按土地增值價值(即出售物業所得款項減可扣減的開支,包括土地的成本,以及發展及建設開支)徵收。

(d) 在簡明綜合損益表內支銷的稅項款額指:

	截至六月三十日止六個月	
		經重列
	二〇〇四年 千港元	二〇〇三年 千港元
本期稅項		
一香港利得稅	**1,086**	3,245
一中國企業所得稅	**60,531**	58,580
一中國土地增值稅	**8,695**	—
與產生及冲回暫時時差影響有關的遞延稅項	**(509)**	(29,760)
	69,803	32,065
應佔稅項:		
一共同控制實體	**1,748**	761
一聯營公司	**12,932**	4,915
稅項開支	**84,483**	37,741

5 股息

	截至六月三十日止六個月	
	二〇〇四年 千港元	二〇〇三年 千港元
擬派付二〇〇四年中期股息每股0.0083港元 (二〇〇三年:0.008港元)	**52,531**	49,257

2 分部資料(續)

從屬分部報告－地區分部資料

	截至六月三十日止六個月	
	二〇〇四年 千港元	二〇〇三年 千港元
營業額		
－香港	**392,883**	58,800
－中國	**1,848,514**	1,602,627
－其他	**24,869**	619
	2,266,266	1,662,046

3 經營盈利

經營盈利已計入及扣除下列項目：

	截至六月三十日止六個月	
	二〇〇四年 千港元	經重列 二〇〇三年 千港元
計入		
負商譽攤銷		
－列入銷售成本	**13,073**	99,335
－列入行政開支	**3,480**	9,672
出售固定資產的收益	**523**	821
扣除		
出售存貨成本	**1,496,836**	1,078,675
折舊：		
－自置固定資產	**68,966**	57,325
－租賃固定資產	**13**	13
收費公路及橋樑的權益攤銷／折舊	**50,696**	47,985
商譽攤銷(列入行政開支)	**4,966**	4,966
員工成本		
－薪金及薪酬(包括董事酬金)	**93,198**	66,131
－社會保障成本	**8,093**	4,827
－員工福利	**9,051**	5,952
－退休金成本－定額供款計劃	**7,545**	6,070

2 分部資料(續)

主要分部報告－業務分部資料

截至六月三十日止六個月

	房地產		收費公路		造紙		其他業務		本集團	
		經重列		經重列						經重列
	二〇〇四年	二〇〇三年	二〇〇四年	二〇〇三年	二〇〇四年	二〇〇三年	二〇〇四年	二〇〇三年	二〇〇四年	二〇〇三年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營業額	**1,396,165**	986,795	**183,258**	191,580	**562,857**	483,671	**123,986**	—	**2,266,266**	1,662,046
分部業績	**212,433**	220,278	**70,925**	78,818	**52,493**	20,283	**2,312**	6,455	**338,163**	325,834
利息收入									**3,077**	6,383
未分配經營成本									**(23,704)**	(19,309)
被視作出售附屬公司若干權益的虧損									**—**	(62,998)
財務費用									**(75,463)**	(112,819)
應佔下列公司的盈利減虧損：										
－共同控制實體			**2,000**	(10,215)					**2,000**	(10,215)
－聯營公司	**935**	(1,711)	**103,340**	87,441					**104,275**	85,730
除稅前盈利									**348,348**	212,606
稅項									**(84,483)**	(37,741)
除稅後盈利									**263,865**	174,865
少數股東權益									**(132,660)**	(69,345)
股東應佔盈利									**131,205**	105,520

簡明綜合中期賬目附註

1 編製基準及會計政策

本未經審核簡明綜合中期賬目乃按照香港會計師公會頒佈的香港會計實務準則(「會計實務準則」)第25號「中期財務申報」而編製。

本簡明綜合中期賬目應與二〇〇三年之年度賬目一併閱讀。

編製本簡明綜合中期賬目所採用的會計政策及計算方法與截至二〇〇三年十二月三十一日止之年度賬目所採用者一致。

2 分部資料

本集團主要從事發展、經營及管理收費公路及橋樑;發展、出售及管理物業及持有投資物業;製造及銷售新聞紙和瓦楞紙。期內營業額及分部業績如下:

主要分部報告－業務分部資料

本集團主要在香港及中國內地(「中國」)經營三項主要業務:

— 房地產－發展、出售及管理物業及持有投資物業

— 收費公路業務－發展、經營及管理收費公路及橋樑

— 造紙－製造及出售新聞紙及瓦楞紙

本集團其他業務主要包括投資控股及經營超級市場業務,兩者的規模皆不足以作獨立項目報告。

各項業務之間並無進行重大買賣活動。

從屬分部報告－地區分部資料

本集團的三項業務範疇主要在香港及中國管理:

香港－房地產
中國－房地產、造紙和收費公路
其他－房地產

地區分部之間並無進行重大買賣活動。

簡明綜合權益變動表

截至二〇〇四年六月三十日止六個月

	(未經審核)							
	股本	股份溢價	資本贖回儲備	資本儲備	法定儲備	滙兑波動儲備	保留盈餘	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇四年一月一日	624,872	5,707,378	1,815	180,971	62,606	(76,709)	468,427	6,969,360
發行股份扣除發行費用	7,369	22,536	—	—	—	—	—	29,905
滙兑差額	—	—	—	—	—	(496)	—	(496)
轉撥	—	—	—	—	260	—	(260)	—
出售有待發展╱發展中物業及持有作出售之物業時撥回儲備	—	—	—	—	—	—	(8,933)	(8,933)
股東應佔盈利	—	—	—	—	—	—	131,205	131,205
二〇〇三年末期股息	—	—	—	—	—	—	(68,123)	(68,123)
於二〇〇四年六月三十日	632,241	5,729,914	1,815	180,971	62,866	(77,205)	522,316	7,052,918
於二〇〇三年一月一日	611,810	5,649,409	1,815	180,971	49,841	(80,183)	296,384	6,710,047
發行股份扣除發行費用	313	1,225	—	—	—	—	—	1,538
滙兑差額	—	—	—	—	—	3,293	—	3,293
轉撥	—	—	—	7,097	(32,250)	—	25,153	—
其他	—	—	—	26,495	—	—	—	26,495
出售有待發展╱發展中物業及持有作出售之物業時撥回儲備	—	—	—	—	—	—	(4,033)	(4,033)
釋放被視作出售附屬公司之商譽	—	—	—	—	(177)	(184)	—	(361)
股東應佔盈利	—	—	—	—	—	—	105,520	105,520
於二〇〇三年六月三十日	612,123	5,650,634	1,815	214,563	17,414	(77,074)	423,024	6,842,499

簡明綜合現金流量表

截至二〇〇四年六月三十日止六個月

	(未經審核) 截至六月三十日止六個月 二〇〇四年 千港元	 二〇〇三年 千港元
經營業務所得的現金流入淨額	**743,708**	243,567
投資業務的現金流出淨額	**(128,625)**	(51,591)
融資業務的現金流出淨額	**(684,277)**	(58,078)
現金及現金等價物之(減少)/增加	**(69,194)**	133,898
一月一日的現金及現金等價物	**1,035,808**	1,045,335
六月三十日的現金及現金等價物	**966,614**	1,179,233
現金及現金等價物結餘分析:		
銀行結餘及現金	**991,992**	1,201,321
銀行透支	**(25,378)**	(22,088)
	966,614	1,179,233

簡明綜合資產負債表

於二〇〇四年六月三十日及二〇〇三年十二月三十一日

	附註	(未經審核) 二〇〇四年 六月三十日 千港元	(經審核) 二〇〇三年 十二月三十一日 千港元
收費公路及橋樑權益	7	**2,049,036**	2,099,647
其他無形資產	7	**(520,290)**	(535,253)
固定資產	7	**6,187,482**	6,251,082
遞延稅項資產	13	**30,861**	39,061
於共同控制實體之權益		**458,639**	704,044
於聯營公司之權益		**1,700,912**	1,659,568
其他投資		**256,071**	259,851
		2,415,622	2,623,463
流動資產			
有待發展／發展中物業		**9,812,654**	10,244,614
持有作出售之物業		**2,560,282**	2,455,354
存貨		**214,959**	220,127
有關連公司欠款		**3,493**	3,678
應收賬款、預付款項及按金	8	**1,130,650**	1,121,290
銀行結餘及現金		**991,992**	1,075,294
		14,714,030	15,120,357
流動負債			
應付賬款及應計費用	9	**4,020,966**	4,351,238
應付附屬公司少數股東之款項		**150,857**	179,135
銀行貸款			
一 有抵押		**864,860**	838,692
一 無抵押		**654,519**	681,797
銀行透支一無抵押		**25,378**	39,486
長期銀行貸款一年內應償還額	10	**802,437**	875,394
其他長期貸款一年內應償還額	11	**26**	14
應付稅項		**92,158**	42,906
		6,611,201	7,008,662
流動資產淨值		**8,102,829**	8,111,695
總資產減流動負債		**18,265,540**	18,589,695
資金來源：			
股本	12	**632,241**	624,872
儲備		**6,368,146**	6,344,488
擬派中期股息		**52,531**	—
股東權益		**7,052,918**	6,969,360
少數股東權益		**3,759,586**	3,778,308
非流動負債			
長期銀行貸款	10	**3,374,681**	3,642,450
其他長期貸款	11	**438,595**	549,041
遞延稅項負債	13	**3,639,760**	3,650,536
		18,265,540	18,589,695

簡明綜合損益表

截至二〇〇四年六月三十日止六個月

	附註	(未經審核) 截至六月三十日止六個月 二〇〇四年 千港元	經重列 二〇〇三年 千港元
營業額	2	**2,266,266**	1,662,046
銷售成本		**(1,702,568)**	(1,168,644)
毛利		**563,698**	493,402
其他收益		**9,795**	53,496
銷售及分銷開支		**(63,168)**	(63,664)
一般及行政開支		**(192,789)**	(170,326)
被視作出售附屬公司若干權益的虧損		**—**	(62,998)
經營盈利	3	**317,536**	249,910
財務費用		**(75,463)**	(112,819)
應佔以下公司的盈利減虧損			
一共同控制實體		**2,000**	(10,215)
一聯營公司		**104,275**	85,730
除稅前盈利		**348,348**	212,606
稅項	4	**(84,483)**	(37,741)
除稅後盈利		**263,865**	174,865
少數股東權益		**(132,660)**	(69,345)
股東應佔盈利		**131,205**	105,520
中期股息	5	**52,531**	49,257
每股盈利	6		
基本		**2.08仙**	1.72仙
全面攤薄		**2.04仙**	1.71仙

或然負債

於二〇〇四年六月三十日並無任何重大或然負債。

資本結構

下表概述本集團資本架構成分：

	二〇〇四年六月三十日		二〇〇三年十二月三十一日	
	千港元	%	千港元	%
銀行借款(浮息)				
以人民幣結算	**2,718,060**	**20**	2,687,883	20
以美元結算	**125,067**	**1**	125,067	1
以港元結算	**2,853,370**	**22**	3,225,383	23
總銀行借款	**5,696,497**	**43**	6,038,333	44
股東權益加負商譽	**7,612,071**	**57**	7,545,066	56
資本總值	**13,308,568**	**100**	13,583,399	100
總資本負債比率		**43%**		44%

本集團之資本結構維持於二〇〇三年年底的相若水平。

利息保障倍數

二〇〇四年上半年之利息保障倍數為7倍(二〇〇三年六月三十日：3.5倍)，乃按計入應佔聯營公司及共同控制實體的盈利減虧損後的經營溢利，並就非現金項目作出調整後計算得出。利息保障倍數顯著改善，是由於計入應佔聯營公司及共同控制實體的盈利減虧損後的經營溢利增加，加上利息開支較去年同期下降33%所致。

僱員

於二〇〇四年六月三十日，本集團聘用約6,850名僱員，其中約6,750名僱員主要參與地產、收費公路及造紙的業務。

本集團給予員工的薪酬主要根據行內慣例，提供包括供款之公積金及其他員工福利。本集團亦已採納購股權計劃，根據本集團的業績及個別員工之表現而授出購股權。

下表顯示銀行借款還款時間表：

於以下期限內償還

	千港元
一年	2,321,816
一年至兩年	1,167,698
兩年至五年	2,206,983
總計	5,696,497

約41%之銀行借款須於一年內償還，其中72%為人民幣貸款。約82%之銀行借款與房地產項目有關，並以本集團之部份房地產組合作抵押。

鑑於二〇〇二年年底業務重組後財務狀況獲改善，本集團之信貸對銀行界已明顯變得更具吸引力。由於管理層深信，短期貸款(特別是人民幣貸款)可按計劃於到期時獲再融資或再展期一至三年，故相對的流動資金風險被認為不重大。

財務政策

本集團的整體財務及融資政策着重風險管理及資金流量控制。銀行結餘一般會存放於香港及中國的銀行戶口作短期定息銀行存款，並無資金存放於非銀行機構或作證券投資。本集團將致力維持平衡香港及中國的銀行往來關係，以利用兩個市場不同的資金流通量。

由於本集團的主要經營業務位於中國，且大部分收入以人民幣結算，故管理層注意到滙兑風險的可能性。作為回避風險政策，管理層盡量以人民幣的借款支付本集團人民幣的投資，此外亦會運用以外幣結算的資本及債務融資。本集團正探索增加港元銀行借款作為輔助資金之可行性。鑑於港元貸款具有低息、還款期長及靈活性之特性(例如利率掉期)，港元貸款市場之潛力正有待發掘。

資本性開支

截至二〇〇四年六月三十日止六個月，本集團的資本開支總額為82,200,000港元，該等開支為對新投資項目廣州市西二環高速公路(「廣州市西二環高速公路」)的首筆股本注資。購買固定資產資本開支約為35,000,000港元。

資本及其他承擔

於二〇〇四年五月二十四日，本集團的附屬公司越秀交通有限公司訂立一項合營企業協議，成立廣州市西二環高速公路有限公司，持有35.0%股權。於二〇〇四年六月三十日，本集團未償還的股本注資承諾為247,990,000港元。

由於地產業務與造紙業務的盈利均有所增加，少數股東權益上升91%。

基於上述原因，於截至二〇〇四年六月三十日止六個月，本集團的股東應佔盈利較去年同期增加24%至131,205,000港元。每股基本盈利為2.08港仙，較去年同期上升21%。

中期股息

董事會已議決宣派二〇〇四年中期股息每股0.0083港元(二〇〇三年：0.008港元)，並定於二〇〇四年十一月八日派發予於二〇〇四年十月二十一日名列股東名冊的股東。中期股息的派息率為40%。

每股盈利

	截至六月三十日止六個月	
		經重列
	二〇〇四年	二〇〇三年
已發行股份加權平均數	**6,300,120,794**	6,118,305,482
股東應佔盈利(港元)	**131,205,000**	105,520,000
每股基本盈利(港仙)	**2.08**	1.72
每股全面攤薄盈利(港仙)	**2.04**	1.71

截至二〇〇四年六月三十日止六個月因行使購股權而發行73,690,000股股份。於二〇〇四年六月三十日已發行股份總數為6,322,407,914股。

現金流量分析

於二〇〇四年上半年，本集團經營業務所得之現金流入淨額為744,000,000港元(二〇〇三年：244,000,000港元)，增加主要來自本集團的地產及造紙業務。期內銷售位於香港的富臨軒項目產生現金流入淨額約305,000,000港元。投資活動之現金流出淨額為129,000,000港元(二〇〇三年：52,000,000港元)，主要為期內本集團的資本開支和投資。融資活動之現金流出淨額為684,000,000港元(二〇〇三年：58,000,000港元)，主要為償還銀行貸款、支付股息及還款予少數股東而產生。

流動資金及資本資源

本集團繼續維持穩健之流動資金水平。於二〇〇四年六月三十日，本集團之銀行存款、現金及銀行結餘約為992,000,000港元(二〇〇三年：1,075,000,000港元)。與去年一樣，銀行結餘及現金中，大部分為人民幣存款及現金。

於二〇〇四年六月三十日，本集團之未償還銀行借款(不包括銀行透支)(「銀行借款」)約為5,696,000,000港元(二〇〇三年：6,038,000,000港元)，較二〇〇三年十二月三十一日減少6%。銀行借款中約50%以港元結算、48%以人民幣結算及2%以美元結算。

管理層相信，從經擴大後集團在香港及中國之附屬公司、聯營公司及共同控制實體產生及／或滙出之人民幣、港元及美元之穩定資金流入，足以應付本集團短期至中期對人民幣、港元及美元借款、財務成本及股息派付所需。

財務回顧

業績分析

本集團截至二〇〇四年六月三十日止六個月的營業額大幅上升36%至2,266,266,000港元。儘管收費公路業務的營業額輕微減少，但其餘兩項核心業務地產及造紙均錄得令人滿意的增長。

與去年同期一樣，約60%的營業額來自本集團的房地產銷售與租金收入。

就本集團的地產業務而言，雖然國內的房地產銷售與去年上半年同樣維持平穩，但受惠於香港地產市場復甦，地產業務整體營業額仍激升41%。香港地產富臨軒於本年度初推出市場發售時的反應不俗，並為二〇〇四年上半年作出332,862,000港元銷售收入的貢獻。另一方面，若干高質素辦公室與商業樓宇於二〇〇四年建成及招租後，來自國內房地產的整體租金收入增加71%至145,798,000港元。就本集團的收費公路業務而言，西臨高速公路雖受接通西安城市快速幹道的正面影響，但由於若干主要附屬公司的收費公路的交通流量受新公路網絡形成的負面因素影響，整體營業額下跌4.3%至183,258,000港元。就本集團於國內的造紙業務而言，雖然售價輕微下調，但由於新聞紙市場的需求上升，二〇〇四年上半年銷售較去年同期錄得增幅16%。

與二〇〇三年同期比較，本集團的毛利增加14%至本年度563,698,000港元，其中地產業務及造紙業務分別增加21%及32%。本集團管理層承諾持續實施嚴格控制成本，以確保整體成本維持較低水平。

銷售開支的金額與去年上半年相若。

行政開支增加13%至192,789,000港元，主要原因是於二〇〇三年十月所收購的超級市場業務，增加了相應的行政開支。

於本年度上半年，本集團的整體財務費用為75,463,000港元，較去年同期減少33%。由於本集團於期內償還銀行借款及債務，三項核心業務所產生的財務費用均減少。

本集團應佔聯營公司的盈利增加主要來自收費公路，其貢獻增加18.5%。除清連公路錄得負盈利貢獻外，截至二〇〇四年六月三十日止六個月，其他聯營公司的收費公路項目，例如虎門大橋、廣州市北環高速公路及汕頭海灣大橋均錄得正增長。

本集團主要應佔共同控制實體廣州市北二環高速公路的業務表現理想，該高速公路於二〇〇四年上半年持續錄得強勁的交通流量增長達135.8%，自其於二〇〇二年建成通車以來首次轉虧為盈，為本集團帶來正貢獻2,000,000港元。

與去年同期比較，三項核心業務的除税前盈利均錄得增長，本集團的除税前綜合盈利大幅上升64%至348,348,000港元。由於除税前盈利增加，税項亦較去年同期增加124%至84,483,000港元。

未來策略及前景

二〇〇四年上半年廣州市國民生產總值上升約16.4%，創近九年來新高。由城市化、中產化及換樓活動帶動，令廣州市最近數年住宅銷量持續上升。二〇〇四年上半年廣州市八區一手市場商品房銷量增加37.4%至394萬平方米，而同期廣州市八區一手商品房供應約303萬平方米，存貨量正大幅下降。與此同時，廣州購房群體以自住性置業為主，投資成分較少，理性需求推動整個市場穩步發展。二〇〇四年上半年，廣州市區一手市場樓價溫和上升約6.3%。二手樓市（廣州市八區）交投活躍，期內二手成交面積比二〇〇三年同期增長35.6%。本集團相信中國宏觀調控及信貸政策調整將令房地產市場發展更健康及規範化。同時，土地使用權拍賣之市場機制，將提高房地產行業之入行門檻，未來競爭環境將對大型發展商更為有利。

本集團品牌、誠信、資金實力均為一級房地產開發商，而且是廣州市的知名地產品牌，具20多年房地產開發經驗，擁有相關的配套下屬公司如物業代理、物業管理等，實力雄厚。曾多次被評為廣州市房地產綜合開發實力第一名，並獲得二〇〇一年「廣州市房地產開發建設投資十大集團公司」第一位、二〇〇二年廣州首屆「十大最受歡迎發展商」及連續十年獲「重合同、守信用」單位等獎項。二〇〇三年獲「廣州150家最具誠信度企業第一名」、「廣州最具競爭力房地產企業10強第二名」、連續第三年獲「廣東省地產資信20強企業」、「廣州市民十大最喜愛房地產品牌企業」等獎項。

藉著越秀城建集團享有的卓越品牌效應，本集團房地產業務定位，將以廣州房地產開發為主，發展及出售每平方米人民幣5,500至6,500元的中價住宅，並選擇性發展優質寫字樓、商場及高檔住宅作收租用途。本集團亦將會優先發展位於市區的土地儲備，郊區部份則作中期發展，從而把土地儲備的潛在價值及升值潛力最佳地體現出來。

本集團相信，通過投資以珠江三角洲為中心的高速公路項目，將會提高未來本集團收費公路投資組合的增長潛力。新投資項目廣州市西二環高速公路將於二〇〇四年九月動工，預計三年建成通車，另外亦正在研究投資位於珠江三角洲中心的廣州市東二環高速公路和廣明高速公路。

展望未來，珠江三角洲經濟環境良好，「泛珠三角」經濟圈的逐步落實，香港和中國內地簽署的更緊密經貿安排，將進一步有利於珠江三角洲、廣州、香港等地經濟逐步融合；廣東省目前正在進行第二次工業化，將拉動廣東經濟發展。此外，廣東省計劃調整戶口政策，讓長期居住及擁有固定住所的外省公民，在廣東省內實際居住地登記為常住戶口，這項新政策將會大大增加住宅需求，房地產銷量預期會由需求增加、存貨量下降及新供應持續減少帶動上升。本集團的業務以廣州為基地，將成為上述多項發展的主要受惠者。在瞬息萬變的經營環境中，本集團將繼續加強業務競爭能力，為股東帶來更高的投資回報。

龐大在建中項目及土地儲備提升未來發展潛力

今年上半年，本集團在建中物業樓面面積達110萬平方米，均來自國內項目，可在未來數年為集團提供盈利能力。此外，於今年六月底本集團於國內作中期發展的土地儲備可建面積約358萬平方米。市區內土地儲備，主要是位於海珠區的住宅用地。隨著政府二○○三年年底提高廣州市舊區重建補償費用，減低以後市區住宅供應量，本集團市區土地儲備價值將進一步提高。主要土地用途為住宅的南沙土地儲備，位於南沙東南部。南沙為廣州南部及珠三角中心的新興工業、物流及高科技中心。周邊物流配套如東部、中部快速幹線高速公路、番禺接駁南沙輕鐵、廣州地鐵四號線、南沙至香港新客運碼頭等基建設施，於未來一至兩年內逐步完成後，南沙往珠三角各主要城市交通時間可更為縮短。二○○四年上半年已售出住宅項目南沙濱海花園首期15,635平方米。隨著南沙步入大規模開發階段，多家著名跨國公司在南沙先後落戶建廠，南沙濱海花園計劃加大發展力度，加快第二期開發，以滿足市場需求。

其它業務：收費公路業務盈利穩步增長，造紙業務銷售顯著上升

儘管二○○四年上半年部份收費公路項目受新建道路引致的交通分流影響，但另一方面，廣州市北二環高速公路車流高速增長，比去年同期增加135.8%，加上珠三角經濟繼續蓬勃發展，家庭擁有汽車數目增加，拉動了虎門大橋、廣州市北環高速公路及汕頭海灣大橋之車流量上升。二○○四年上半年本公司的收費公路附屬公司越秀交通有限公司的股東應佔盈利為1.29億港元，比二○○三年同期上升22%。

廣州造紙股份有限公司（「廣州造紙」）繼續維持國內新聞紙市場較大的佔有率。今年上半年，國內新聞紙需求持續上升，廣州造紙透過挖潛及加強管理，對生產工藝進行改進，大力壓縮人手和提早償還銀行貸款以減低財務費用等措施後，令廣州造紙於期內出售150,506 噸新聞紙，較二○○三年同期增加23%。由於市場競爭激烈令上半年新聞紙售價下降2.8%至每噸人民幣3,922元，及今年國內原材料成本大幅度增加等因素影響，股東應佔盈利為0.19億港元，但仍較去年同期有較大的增幅。展望全年國內新聞紙市場，本集團預期市場競爭激烈，但市場對新聞紙需求仍然殷切。隨著國際紙價回穩，預期國內新聞紙價格可在二○○四年下半年回升。

業務回顧

二○○四年上半年，本集團各業務均取得理想發展。地產業務方面，本集團在中國內地(「國內」)及香港之物業銷售理想，銷售面積及金額持續上升；收費公路業務繼續受旗下高速公路車流上升帶動而穩步增長；造紙業務受惠於國內新聞紙需求持續暢旺，新聞紙銷售顯著上升。

地產業務

物業銷售及出租面積持續上升

期內，本集團物業銷售營業額為港幣11.08億元，樓面面積為150,278平方米，比二○○三年同期分別上升43%及13%。當中，國內物業銷售營業額為港幣7.51億元，樓面面積則為142,535平方米，銷售營業額與二○○三年同期比較基本持平，主要銷售樓盤包括廣州市的江南新苑一期、南沙濱海花園首期、嶺南花園、星匯園、宏城花園、潤匯大廈、漾晴居、及新推出樓盤濱江怡苑一期與翠城花園第24棟。新上市項目市場反應良好，樓盤空置率達致歷年最低。本集團物業項目質素優良，例如海珠區中山大學旁的江南新苑，位處地鐵站出口，交通方便；濱江怡苑位處濱江東豪宅區域中，為罕有二線江景精品小區；珠江新城星匯園，獲得十佳品牌社區等五項大獎；豪宅物業如二沙島宏城花園現已售罄；經濟實用型住宅如潤匯大廈亦市場需求殷切。

隨著二○○四年上半年香港地產市道持續復蘇，本集團把握市場走勢，於期內推出位於香港薄扶林住宅項目富臨軒，市場反應熱烈。期內，本集團在香港物業銷售營業額為港幣3.33億元，樓面面積約為7,700平方米，均來自薄扶林住宅項目。

今年上半年，本集團穗港兩地物業租金收入為港幣2.03億元，比二○○三年同期上升44%。由於維多利廣場、財富廣場及新創舉大廈等新項目投入經營，本集團已出租物業面積上升11%至約500,000平方米，其它主要出租項目包括廣州市的城建大廈、白馬商貿大廈、錦漢大廈、金亞花園、宏城商業廣場、宏發大廈、城總大廈、廣源文化中心及香港的越秀廣場等等。本集團收租物業檔次、地點、土地用途及結構多元化，租金收入穩定，包括有甲級寫字樓、購物旺區商場、住宅區商場及停車場等，加上完善的市場調研和經營策劃工作，有助提升物業出租率。

財務摘要

	截至六月三十日止六個月	
	二〇〇四年 千港元	經重列 二〇〇三年 千港元
營業額	**2,266,266**	1,662,046
經營盈利	**317,536**	249,910
應佔盈利／(虧損)		
共同控制實體	**2,000**	(10,215)
聯營公司	**104,275**	85,730
股東應佔盈利	**131,205**	105,520
每股基本盈利	**2.08仙**	1.72仙
全面攤薄每股盈利	**2.04仙**	1.71仙
利息保障倍數	**7倍**	3.5倍

	二〇〇四年 六月三十日 千港元	二〇〇三年 十二月三十一日 千港元
總資產	**24,876,741**	25,598,357
總負債(包括少數股東權益)	**17,823,823**	18,628,997
股東權益	**7,052,918**	6,969,360
每股淨資產	**1.12港元**	1.12港元
總資本負債比率	**43%**	44%

目　錄

GUANGZHOU INVESTMENT COMPANY LIMITED
越秀投資有限公司

2004 中期報告



公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**: 362639

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越秀投資有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

ote 7) 身份 **Capacity**: [ ] 秘書 Secretary [√] 董事 Director [ ] 候補董事 Alternate Director

代替 Alternate to: -

個人秘書／董事的姓名 **Name of Individual Secretary／Director**

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
黃之強	Wong	Chi Keung

(註 Note 8) 身份證明 **Identification**

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
D142432(8)	Nil

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

-

離任原因 **Reason for Cessation**: [√] 辭職／其他 Resignation／Others [ ] 去世 Deceased

ote 10) 離任日期 **Date of Cessation**

日 DD	月 MM	年 YYYY
05	10	2004

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

[ ] 是 Yes
[√] 否 No

(註 Note 5) 提交人的資料 **Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited
地址 Address: 26/F., Yue Xiu Building, 160 Lockhart Road, Wanchai, Hong Kong
電話 Tel:
傳真 Fax:
電郵地址 E-mail Address:
檔號 Reference: FRQ00527

請勿填寫本欄 **For Official Use**

收件日期 RECEIVED
07 -10- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

表格 Form **D2A**

公司編號 Company Number

362639

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)

(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 **Capacity**: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to: -

中文姓名 **Name in Chinese**	劉漢銓
英文姓名 **Name in English**	姓氏 Surname: Lau; 名字 Other Names: Hon Chuen Ambrose
前用姓名 **Previous Names**	-
別名 **Alias**	-
(註 Note 13) 住址 **Residential Address**	Flat 80, Mount Nicholson Gap, Hong Kong; 國家 Country:
(註 Note 14) 電郵地址 **E-mail Address**	-

(註 Note 15) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: B984222(0)

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: - ; 號碼 Number: Nil

委任日期 **Date of Appointment**: 30 (日 DD) 09 (月 MM) 2004 (年 YYYY)

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 **Yes**

☑ 否 **No**

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2A**

公司編號 Company Number

362639

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

(註 Note 19) 中文名稱 **Name in Chinese**

(註 Note 19) 英文名稱 **Name in English**

(註 Note 20) 地址 **Address** 國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 **Date of Appointment** 日 DD 月 MM 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes

☐ 否 No

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。

This Notification includes 1 Continuation Sheet(s) A, 1 Continuation Sheet(s) B and 0 Continuation Sheet(s) C.

簽署 Signed :

姓名 Name : Yu Tat Fung

~~董事 Director~~／秘書 Secretary *

日期 Date : 06 / 10 / 2004
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格
Form **D2A**

(續頁 A Continuation Sheet A)
公司編號 Company Number

362639

離任秘書／董事的資料 (第 2A 項)
Particulars of Secretary／Director Ceasing to Act (Section 2A)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity
[√] 秘書 Secretary
[ ] 董事 Director
[ ] 候補董事 Alternate Director

代替 Alternate to
-

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
黃之強	Wong	Chi Keung

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
D142432(8)	Nil

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

-

離任原因 Reason for Cessation
[√] 辭職／其他 Resignation／Others
[ ] 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
05	10	2004

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

[ ] 是 Yes
[ ] 否 No

表格 Form **D2A**

(續頁 B Continuation Sheet B)

公司編號 Company Number

362639

獲委任的個人秘書／董事的資料 (第 2B 項)
Particulars of Individual Secretary／Director Appointed (Section 2B)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity: [√] 秘書 Secretary [ ] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to: -

中文姓名 Name in Chinese: 余達峯

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Yu	Tat Fung

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 13) 住址 Residential Address:
Flat F, 4/F., Evelyn Towers,
38 Cloud View Road,
North Point, Hong Kong
國家 Country:

(註 Note 14) 電郵地址 E-mail Address: -

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D355864(A)

b 海外護照 Overseas Passport:

簽發國家 Issuing Country	號碼 Number
-	Nil

委任日期 Date of Appointment:

日 DD	月 MM	年 YYYY
05	10	2004

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

[ ] 是 Yes
[ ] 否 No

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form SC1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

362639

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越秀投資有限公司

註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	25	08	2004
至 To	31	08	2004

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
註 Note 8) 已繳及應繳的*總*面額 Total Nominal Amount Paid and Payable	HK$	99,000.0
已繳及應繳的溢價*總*額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	315,980.0

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	632,817,391.4

註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 26/F., Yue Xiu Building,
160 Lockhart Road,
Wanchai, Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**

Your Receipt
Companies Registry
H.K.

14/09/2004 GG565250
CR No. : -362639-
Sh. Form : SC1
08 $316.00
TOTAL(CSH) $316.00

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 **Company Number**

362639

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	890,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$275,900
Ordinary	100,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$40,080

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
-						

(註 Note 10) 分配上述**(B)**項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 **Company Number**

362639

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
Zhou Jianxin	D3 Block 3 39 Kennedy Road Wanchai Hong Kong	140,000	
Peng Chunsheng	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	750,000	
Lam Siu Kwan	Flat 06 12/F Blk D Healthy Gardens 560 King's Road Hong Kong	100,000	
	各類別股份分配的總數 Total Shares Allotted by Class	990,000	

簽署 Signed :

姓名 Name : Wong Chi Keung

~~董事 Director~~／秘書 Secretary *

日期 Date : 08 / 09 / 2004

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR

公 司 註 冊 處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

362639

1 公司名稱 **Company Name**

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

註 Note 7) **2** 分配股份的日期或始末日期 **Date or Period during which Shares were Allotted**

由 From			至 To		
09	09	2004	28	09	2004
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 **Totals of this Allotment**

註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的*總*面額 **Total** Nominal Amount Paid and Payable	HK$	447,000.0
已繳及應繳的溢價*總*額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	1,950,597.6

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	633,264,391.4

註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 26/F., Yue Xiu Building,
160 Lockhart Road,
Wanchai, Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿填寫本欄 **For Official Use**

Your Receipt
Companies Registry
H.K.

07/10/2004 FF722124
CR No. : -362639-
Sh. Form : SC1
08 $1,951.00
TOTAL(CHQ) $1,951.00

表格 Form **SC1**

公司編號 **Company Number**

362639

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額（包括溢價） Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	1,860,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$576,600.0
Ordinary	72,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$28,857.6
Ordinary	2,538,000	HK$0.10	HK$0.6300	-	HK$0.5300	HK$1,345,140.0

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額（包括溢價） Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
-						

(註 Note 10)

分配上述**(B)**項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 362639

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
Li Fong	Flat 1501 Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	240,000	
Zhou Jianxin	D3 Block 3 39 Kennedy Road Wanchai Hong Kong	264,000	
Mak Man Lee	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	44,000	
Mok Ha Sing	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	36,000	
Luk Kin Ying	26/F Yue Xiu Building 160 Lockhart Road Wanchai Hong Kong	240,000	
Lao Zhuoqun	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	1,236,000	
Lam Siu Kwan	Flat 06 12/F Blk D Healthy Gardens 560 King's Road Hong Kong	100,000	
Leung Sau Lan	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	84,000	
Wong Sau Ching	Room 205 2/F Lai Lim House Lai On Estate Sham Shui Po Kowloon	240,000	
Yeung Miu Yin	Room 17 4/F Chung Hing Bldg 33 Chung Wui Street Tai Kok Tsui Kowloon	240,000	
Gong Guangshu	6/F 21 Tung Yuen Street Yau Tong Bay Kowloon	270,000	

表格 Form **SC1**

公司編號 **Company Number**

362639

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
Tsang Chiu Ho	Flt C 24/F Blk 4 New Jade Gdn 233 Chai Wan Rd Chai Wan Hong Kong	210,000	
Siu Tai Kuen	Room 1107 East Terrace Sai Wan Estate Hong Kong	240,000	
Chan Ka Wai Carrie	7H Lily Mansion Site 2 Whampoa Garden Hunghom Kowloon	250,000	
Lee Ah Chi	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	36,000	
Chiu Suk Woon	Flat F 21/F Block 2 Koway Court 111 Chai Wan Road Chai Wan Hong Kong	200,000	
Ip Wing Wah	Flat D 17/F Block 1 Royal Ascot Fo Tan Shatin New Territories	300,000	
Tse Shi Chu	Flat E 36/F Block 5 Regentville 8 Wo Mun Street Fanling New Territories	240,000	
	各類別股份分配的總數 Total Shares Allotted by Class	4,470,000	

簽署 Signed :

姓名 Name : Yu Tat Fung

~~董事 Director~~／秘書 Secretary *

日期 Date : 05 / 10 / 2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

362639

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From			至 To		
06	10	2004	18	10	2004
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	1,300,800.0
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	4,423,640.0

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	634,565,191.4

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 26/F., Yue Xiu Building,
160 Lockhart Road,
Wanchai, Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

05/11/2004	DD581732
CR No. :	-362639-
Sh. Form :	SC1
08	$4,424.00
TOTAL(CHQ)	$4,424.00

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

362639

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	11,230,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$3,481,300.0
Ordinary	1,778,000	HK$0.10	HK$0.6300	-	HK$0.5300	HK$942,340.0

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
-						

(註 Note 10)

分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

362639

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
Lee Pui Yi Ivy	24/F Yue Xiu Bldg 160-174 Lockhart Road Wanchai Hong Kong	78,000	
Chan Yan Ki	24/F Yue Xiu Bldg 160-174 Lockhart Road Wanchai Hong Kong	78,000	
Li Pui Ha	24/F Yue Xiu Bldg 160-174 Lockhart Road Wanchai Hong Kong	40,000	
Tso Mei Yi	Flat 22D Block 32 Albany Court South Horizons Ap Lei Chau Hong Kong	360,000	
Lu Bing Tian	21 Tung Yuen Street Yau Tong Bay Kowloon	504,000	
Wong Sau Ching	Rm 1909 19/F Ching Yi House Tsz Ching Estate Tsz Wan Shan Kowloon	300,000	
Ling Man Ching	Flat D 3/F Block 1 Lakeside Garden Sai Kung New Territories	240,000	
Li Hoi Ying	Flat A 10/F Block 3 Villa Tiara No 9 Tuen Hing Rd Tuen Mun New Territories	240,000	
So Ching Yee	26/F Yue Xiu Building 160 Lockhart Road Wanchai Hong Kong	600,000	
Lam Sing Wah	Flat A 20/F Fu King Court 18-24 Ching Wah Street North Point Hong Kong	44,000	
Li Jianxun	21 Tung Yuen Street Yau Tong Bay Kowloon	900,000	

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 **Company Number**

362639

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class — 類別 Class: Ordinary	類別 Class
Tsang Chiu Ho	Flt C 24/F Blk 4 New Jade Gdn 233 Chai Wan Rd Chai Wan Hong Kong	100,000	
Lin Bing	24/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	2,700,000	
Lao Zhuoqun	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	900,000	
Chen Xuyang	21 Tung Yuen Street Yau Tong Bay Kowloon	750,000	
Ye Linsheng	21 Tung Yuen Street Yau Tong Bay Kowloon	750,000	
Zhu Hongxia	21 Tung Yuen Street Yau Tong Bay Kowloon	240,000	
Li Feng	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	400,000	
Chiu Suk Woon	Flat F 21/F Block 2 Koway Court 111 Chai Wan Road Chai Wan Hong Kong	300,000	
Wang Jun	24/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	750,000	
Ruan Hanming	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	240,000	

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 **Company Number**

362639

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
Wang Yongguang	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	300,000	
Ruan Xiongbiao	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	2,194,000	
	各類別股份分配的總數 Total Shares Allotted by Class	13,008,000	

簽署 Signed :

姓名 Name : Yu Tat Fung

~~董事 Director~~／秘書 Secretary *

日期 Date : 02 / 11 / 2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form SC1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 362639

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越秀投資有限公司

(註 Note 7)

2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	11	11	2004
至 To	30	11	2004

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	268,000.0
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	1,072,800.0

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)

Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	634,833,191.4

(註 Note 3)

提交人的資料 Presentor's Reference

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 26/F., Yue Xiu Building,
160 Lockhart Road,
Wanchai, Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

09/12/2004 GG585946
CR No. : -362639-
Sh. Form : SC1
08 $1,073.00
TOTAL(CHQ) $1,073.00

表格 Form **SC1**

公司編號 Company Number

362639

5 本次股份分配的詳情 **Details of this Allotment**

A. 現金支付的分配股份 **Shares Allotted for Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	1,580,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$489,800.0
Ordinary	1,100,000	HK$0.10	HK$0.6300	-	HK$0.5300	HK$583,000.0

(註 Note 9) B. 非現金支付的分配股份 **Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
-						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

362639

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class Ordinary	類別 Class
Lai Kwok Leung	23E Ivy Court Newtown Plaza Phase 3 Shatin New Territories	660,000	
Lau Yuk Ying	Flat 3 9/F Blk A Yue Fai Court 45 Yue Kwong Road Aberdeen Hong Kong	40,000	
Chair Kwong Hing	Flat D 25/F Block 1 Metro City Phase 2 Tseung Kwan O New Territories	300,000	
Zhong Zhiqiang	21 Tung Yuen Street Yau Tong Bay Kowloon	240,000	
Jiang Shunjian	21 Tung Yuen Street Yau Tong Bay Kowloon	240,000	
Chu Chik Fai	Flat G 30/F Block 15 Lung Mun Oasis 43 Lung Mun Rd Tuen Mun New Territories	160,000	
Lam Wai	Flat B 8/F Yen May Building 11-21 Swatow Street Wanchai Hong Kong	360,000	
Wen Jinxian	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	680,000	
	各類別股份分配的總數 Total Shares Allotted by Class	2,680,000	

簽署 Signed :

姓名 Name : YU Tat Fung

~~董事 Director~~／秘書 Secretary *

日期 Date : 08 / 12 / 2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

362639

1 公司名稱 **Company Name**

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

(註 Note 7) 2 分配股份的日期或始末日期 **Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
08	12	2004

至 To

日 DD	月 MM	年 YYYY
23	12	2004

3 本次股份分配的總款額 **Totals of this Allotment**

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的*總*面額 **Total** Nominal Amount Paid and Payable	HK$	312,600.0
已繳及應繳的溢價*總*額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	1,196,728.8

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	635,145,791.4

(註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 26/F., Yue Xiu Building,
160 Lockhart Road,
Wanchai, Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**

Your Receipt
Companies Registry
H.K.

04/01/2005	EE571993
CR No. :	-362639-
Sh. Form :	SC1
08	$1,197.00
----------	----------
TOTAL(CHQ)	$1,197.00
	==========

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

362639

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	2,070,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$641,700.0
Ordinary	36,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$14,428.8
Ordinary	1,020,000	HK$0.10	HK$0.6300	-	HK$0.5300	HK$540,600.0

(註 Note 9) **B.** 非現金支付的分配股份 **Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
-						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

362639

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
Wu Shanghui	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	900,000	
Huang Shaozhen	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	54,000	
Liu Ning	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	750,000	
Chan Ka Wai Carrie	7H Blk 2 Site 2 Lily Mansion Whampoa Garden Hunghom Kowloon	740,000	
Huang Mingzhou	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	44,000	
Tang Zhuangju	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	54,000	
Guo Xiaofan	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	44,000	
Wong Yuk Ping	1501 Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	240,000	
Wong Yan Kit	Flat F 15/F Mainway Court 15-33 Kwong Wa Street Kowloon	140,000	

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

362639

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
Lau Yuk Ying	Flat 3 9/F Block A Yue Fai Court 45 Yue Kwong Rd Aberdeen Hong Kong	44,000	
Fung Wai Man	24/F Yue Xiu Bldg 160-174 Lockhart Road Hong Kong	36,000	
Chu Chik Fai	Flat G 30/F Block 15 Lung Mun Oasis 43 Lung Mun Rd Tuen Mun New Territories	80,000	
	各類別股份分配的總數 Total Shares Allotted by Class	3,126,000	

簽署 Signed :

姓名 Name : YU Tat Fung

~~董事 Director~~／秘書 Secretary *

日期 Date : 30 / 12 / 2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR
公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 **Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

362639

1 公司名稱 **Company Name**

Guangzhou Investment Company Limited
越秀投資有限公司

(註 Note 7) 2 分配股份的日期或始末日期 **Date or Period during which Shares were Allotted**

	由 From			至 To	
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY
30	12	2004			

3 本次股份分配的總款額 **Totals of this Allotment**

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	14,000.0
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	74,200.0

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	635,159,791.4

(註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 26/F., Yue Xiu Building,
160 Lockhart Road,
Wanchai, Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**

Your Receipt
Companies Registry
H.K.

07/01/2005	GG593534
CR No. :	-362639-
Sh. Form :	SC1
08	$75.00
TOTAL(CSH)	$75.00

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

362639

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	140,000	HK$0.10	HK$0.6300	-	HK$0.5300	HK$74,200.0

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

362639

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class Ordinary	類別 Class
Jiang Zeguang	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	30,000	
Li Shengxue	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	10,000	
Chen Kai	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	30,000	
Wang Weifeng	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	10,000	
Hong Chutian	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	50,000	
Zhang Liang	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	10,000	
	各類別股份分配的總數 Total Shares Allotted by Class	140,000	

簽署 Signed :

姓名 Name : YU Tat Fung

~~董事 Director~~／秘書 Secretary *

日期 Date : 05 / 01 / 2005

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form SC1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

362639

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越秀投資有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	11	01	2005
至 To	31	01	2005

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	402,600.0
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	2,099,580.0

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	635,562,391.4

(註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 26/F., Yue Xiu Building,
160 Lockhart Road,
Wanchai, Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**

Your Receipt
Companies Registry
H.K.

07/02/2005 KK069039
CR No. : -362639-
Sh. Form : SC1
08 $2,100.00
TOTAL(CHQ) $2,100.00

表格 Form **SC1**

公司編號 Company Number

362639

5 本次股份分配的詳情 **Details of this Allotment**

A. 現金支付的分配股份 **Shares Allotted for Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium) 已繳付 Paid	應繳付 Payable	*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
Ordinary	3,788,000	HK$0.10	HK$0.6300	-	HK$0.5300	HK$2,007,640.0
Ordinary	200,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$80,160.0
Ordinary	38,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$11,780.0

(註 Note 9) B. 非現金支付的分配股份 **Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium) 已繳付 Paid	應繳付 Payable	*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
-						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 362639

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
Zhu Shunlian	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	200,000	
Ye Weixing	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	96,000	
Huang Huilian	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	44,000	
Liu Ning	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	354,000	
Dong Hui Yan	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	1,334,000	
Luo Ruixin	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	30,000	
Yu Dongsheng	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	10,000	
Wu Yuefeng	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	1,330,000	
Shao Zhuokun	21 Tung Yuen St Yau Tong Bay Kowloon	300,000	
Tsang Yuen King	Room 3218 Heng Yat House Heng On Estate Ma On Shan New Territories	38,000	

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

362639

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
Tsang Chiu Ho	Flt C 24/F Blk 4 New Jade Gdn 233 Chai Wan Rd Chai Wan Hong Kong	240,000	
Zhong Huimin	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	50,000	
	各類別股份分配的總數 Total Shares Allotted by Class	4,026,000	

簽署 Signed :

姓名 Name : YU Tat Fung

~~董事 Director~~／秘書 Secretary *

日期 Date : 07 / 02 / 2005

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

362639

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越秀投資有限公司

(Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	14	02	2005
至 To	25	02	2005

3 本次股份分配的總款額 Totals of this Allotment

(Note 8)	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	348,200.0
已繳及應繳的溢價總額 [第 5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	1,410,980.0

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	635,910,591.4

Your Receipt
Companies Registry
H.K.

10/03/2005 16:12:45
Submission No.: 228001164
CR NO.: 0362639
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$1,411.00

Paid By

Receipt No.	Method	Amount(HKD)
282280001355	Chq	$1,411.00
Total Paid		$1,411.00

(Note 3) 提交人的資料 **Presentor's Reference**

請勿

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 26/F., Yue Xiu Building,
160 Lockhart Road,
Wanchai, Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

362639

5 本次股份分配的詳情 **Details of this Allotment**

A. 現金支付的分配股份 **Shares Allotted for Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	1,740,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$539,400.0
Ordinary	400,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$160,320.0
Ordinary	1,3420,000	HK$0.10	HK$0.6300	-	HK$0.5300	HK$711,260.0

(註 Note 9) **B.** 非現金支付的分配股份 **Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
-						

(註 Note 10) 分配上述**(B)**項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

362639

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
Wong Yan Kit	Flat F 15/F Mainway Court 15-33 Kwong Wa Street Kowloon	100,000	
Tan Yongqiang	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	900,000	
Peng Chunsheng	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	1,002,000	
Yuen Chi Keung	Flat 8 1/F Fu Cheung House On Ning Road Yuen Long New Territories	240,000	
Tse Kin Sui	28/F Seabright Plaza 9-23 Shell Street North Point Hong Kong	300,000	
Zhang Jie	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	400,000	
Chiu Suk Woon	21/F F Blk 2 Koway Court 111 Chai Wan Rd Chai Wan Hong Kong	300,000	
Zhao Mingju	21 Tung Yuen Street Yau Tong Bay Kowloon	240,000	
	各類別股份分配的總數 Total Shares Allotted by Class	3,482,000	

簽署 Signed :

姓名 Name : YU Tat Fung

~~董事 Director~~／秘書 Secretary *

日期 Date : 02 / 03 / 2005

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(incorporated in Hong Kong with limited liability)
(Stock code: 123)

越秀交通有限公司
GZI Transport Limited
(incorporated in Bermuda with limited liability)
(Stock code: 1052)

JOINT ANNOUNCEMENT
CONTINUING CONNECTED TRANSACTIONS

SUMMARY

On 30 November 1996, GHDC entered into three Fixed Cost Service Agreements with Guangzhou Weian, Guangzhou Taihe and Guangzhou Nanxin respectively, whereby GHDC will provide the operational and maintenance services of Guangshan Highway, Guangcong Highway Section I and Guangshen Highway respectively in return for a service charge at fixed rate of 18 per cent. of the gross aggregate toll revenue of each toll highway per annum. On 15 August 1997 and 3 May 1998, GHDC entered into another two Fixed Cost Service Agreements with Guangzhou Xinguang and Guangzhou Tailong respectively. Under the two Fixed Cost Service Agreements, GHDC will carry out the day-to-day operational and maintenance services of Guanghua Highway and Guangcong Highway Section II and Provincial Highway 1909 respectively in return for a service charge at a fixed rate of 18 per cent. of the gross aggregate toll revenue of the respective toll highways per annum.

The provision of the operational maintenance service under the Fixed Cost Service Agreements by GHDC, which is a connected person of GZI Transport and Guangzhou Investment, constituted on-going connected transactions under the Listing Rules. GZI Transport and Guangzhou Investment had applied to the Stock Exchange and been granted waivers from strict compliance with the reporting and independent shareholders' approval requirements under the previous Chapter 14 of the Listing Rules. Details of the Fixed Cost Service Agreements and the waivers were disclosed in GZI Transport's prospectus dated 21 January 1997 and the joint circular of GZI Transport and Guangzhou Investment dated 21 July 1997.

On 31 January 2004, the Stock Exchange announced certain amendments to Listing Rules which took effect from 31 March 2004.

To comply with the amended Listing Rules GZI Transport procured the Operational Joint Ventures to re-negotiate with GHDC and enter into the Management Agreements to replace the respective Fixed Cost Service Agreements.

GHDC is a connected person of Guangzhou Investment and GZI Transport because GHDC is a substantial shareholder of five subsidiaries of GZI Transport. The entering into the Management Agreements between the Operational Joint Ventures and GHDC therefore constitute connected transactions of Guangzhou Investment and GZI Transport under the Listing Rules.

In the case of Guangzhou Investment, the total annual fees payable RMB66,280,000 (equivalent to approximately HK$62,234,742) to GHDC under the Management Agreements is more than 0.1 per cent. but less than 2.5 per cent. under the total assets test, the revenue test and the consideration test set forth in Rule 14.15 of the Listing Rules. Hence, the entering into the Management Agreements between the Operational Joint Ventures and GHDC constitutes continuing connected transactions exempt from independent shareholders' approval requirement under Rule 14A.34 of the Listing Rules.

In the case of GZI Transport, the total annual fees payable RMB66,280,000 (equivalent to approximately HK$62,234,742) to GHDC under the Management Agreements is more than 2.5 per cent. but less than 25 per cent. under the consideration test set forth in Rule 14.15 of the Listing Rules. Hence, the entering into the Management Agreements between the Operational Joint Ventures and GHDC constitutes non-exempt *continuing connected transactions* for GZI Transport under Rule 14A.35 of the Listing Rules which requires GZI Transport's independent shareholders' approval.

GZI Transport will send a circular containing the details of the Management Agreements, a recommendation letter from the Independent Board Committee of GZI Transport and a letter from an independent financial adviser to the Independent Board Committee of GZI Transport as soon as practicable and in accordance with the provisions of the Listing Rules.

No shareholder of GZI Transport is interested in the Management Agreements or should abstain from voting at GZI Transport's shareholders' meeting. GZI Transport will obtain written confirmation from a closely allied group of shareholders of GZI Transport holding more than 50 per cent. in nominal value of the issued share capital of GZI Transport giving right to attend and vote at the general meeting to approve the Management Agreements in lieu of a resolution to be passed at the shareholders' meeting of GZI Transport approving the Management Agreements under Rule 14A.43. Accordingly, GZI Transport will apply to the Stock Exchange for a shareholders' meeting waiver of its obligation to convene a general meeting pursuant to Rule 14A.43 of the Listing Rules on the basis that an independent shareholders' approval will be obtained by way of the written approval by the independent shareholders.

1. BACKGROUND

On 30 November 1996, GHDC entered into three Fixed Cost Service Agreements with Guangzhou Weian, Guangzhou Taihe and Guangzhou Nanxin respectively, whereby GHDC will provide operational and maintenance services to Guangshan Highway, Guangcong Highway Section I and Guangshen Highway respectively in return for a service charge at a fixed rate of 18 per cent. of the gross aggregate toll revenue of each toll highway per annum.

On 15 August 1997 and 3 May 1998, another two Fixed Cost Service Agreements were entered into between GHDC and Guangzhou Xinguang and Guangzhou Tailong respectively. Under the two Fixed Cost Service Agreements, GHDC will carry out the day-to-day operational and maintenance services of Guanghua Highway and Guangcong Highway Section II and Provincial Highway 1909 respectively in return for a service charge at a fixed rate of 18 per cent. of the gross aggregate toll revenue of the respective toll highway per annum.

(v) Guangcong Highway Section II and Provincial Highway 1909 Management Agreement

Parties:	Guangzhou Tailong and GHDC
Toll road under management:	Guangcong Highway Section II and Provincial Highway 1909
Management fees:	RMB10,230,000 per annum
Term:	From 1 January 2004 to 31 December 2004

Save for the management fees payable and the term of the agreements mentioned above, the other terms and conditions of the Management Agreements are primarily the same as those of the Fixed Cost Service Agreements. Under the Management Agreements, GHDC will be responsible for regular and routine maintenance and medium scale repairs of the Highways pursuant to the standards prescribed by the Ministry of Communications of the PRC from time to time and the repairs and maintenance costs of road safety devices, flood damage prevention works, maintenance of traffic signals and signs, lighting systems and landscaping

3 Source: Note 39 to the Accounts in Guangzhou Investment Annual Report 2003 and Note 26 to the Accounts in GZI Transport Annual Report 2003

The Fixed-sum for the connected transactions payable under each of the Management Agreements in 2004 are expressed in terms of monetary value and are determined by reference to previous transactions and figures which are ascertainable from published information of Guangzhou Investment and GZI Transport. The Fixed-sum stipulated in the Management Agreements is payable by the Operational Joint Ventures to GHDC in cash by monthly installment.

In the case of Guangzhou Investment, the total annual fees payable of RMB66,280,000 (equivalent to approximately HK$62,234,742) to GHDC under the Management Agreements is more than 0.1 per cent. but less than 2.5 per cent. under the total assets test, the revenue test and the consideration test set forth in Rule 14.15 of the Listing Rules. Hence, the entering into the Management Agreements between the Operational Joint Ventures and GHDC constitutes continuing connected transactions exempt from independent shareholders' approval requirement under Rule 14A.34 of the Listing Rules.

The provision of the operational and maintenance services under the Fixed Cost Service Agreements by GHDC, which is a connected person of GZI Transport and Guangzhou Investment, constituted on-going connected transactions under the Listing Rules. GZI Transport and Guangzhou Investment had applied to the Stock Exchange and been granted by the Stock Exchange waivers from strict compliance with the reporting and independent shareholders' approval requirements under the previous Chapter 14 of the Listing Rules. Details of the Fixed Cost Service Agreements and the waivers were disclosed in GZI Transport's prospectus dated 21 January 1997 and the joint circular of GZI Transport and Guangzhou Investment dated 21 July 1997.

On 31 January 2004, the Stock Exchange announced certain amendments to the Listing Rules which took effect from 31 March 2004. Under the new Rule 14A.35 of the Listing Rules, where an issuer enters into non-exempt continuing connected transactions, it must, amongst other things, in respect of each connected transaction:

(i) enter into written agreement(s) with the connected persons, and the period for which must be fixed and except in special circumstance, must not exceed three years; and

(ii) set a maximum aggregate annual value which must be expressed in terms of monetary value rather than a percentage of the issuer's annual revenue.

To comply with the amended Listing Rules GZI Transport procured the Operational Joint Ventures to re-negotiate with GHDC and enter into the Management Agreements to replace the respective Fixed Cost Service Agreements. Notwithstanding the early negotiations, agreements between each of the Operational Joint Ventures and GHDC were not reached until after considerable negotiations as GHDC was hesitate with the short term nature of the Management Agreements and it was also very time consuming for GHDC to agree on the consideration payable under the respective Management Agreements.

2. PARTICULARS OF THE MANAGEMENT AGREEMENTS

Set out below are the principal terms of the Management Agreements entered into between the respective parties on 6 September 2004:-

(i) Guanghua Highway Management Agreement

Parties:	Guangzhou Xinguang and GHDC
Toll road under management:	Guanghua Highway
Management fees:	RMB5,170,000 per annum
Term:	From 1 January 2004 to 31 December 2004

(ii) Guangshan Highway Management Agreement

Parties:	Guangzhou Weian and GHDC
Toll road under management:	Guangshan Highway
Management fees:	RMB21,390,000 per annum
Term:	From 1 January 2004 to 31 December 2004

(iii) Guangshen Highway Management Agreement

Parties:	Guangzhou Nanxin and GHDC
Toll road under management:	Guangshen Highway
Management fees:	RMB13,700,000 per annum
Term:	From 1 January 2004 to 31 December 2004

(iv) Guangcong Highway Section I Management Agreement

Parties:	Guangzhou Taihe and GHDC
Toll road under management:	Guangcong Highway Section I
Management fees:	RMB15,790,000 per annum
Term:	From 1 January 2004 to 31 December 2004

(but excluding the costs of major repairs or re-construction works). In addition, GHDC is responsible for all toll station operational expenses including repairs and maintenance of the toll stations and computerised toll collection systems, provision of stationery, office equipment, water, electricity and telephone charges and all other expenses required for the normal operations of the toll stations. Under the Management Agreements, GHDC also assumes full responsibility for the salaries and all statutory benefits, insurance and welfare funds required to be paid pursuant to the relevant laws and regulations of the PRC to the staff and workers employed by GHDC to perform clerical and routine operational duties at the toll station(s) of the respective Operational Joint Ventures, subject, however, to the Group's overriding authority in recruiting and dismissing any of such staff and workers.

According to the terms of the Management Agreements, the finance team and engineering team, among other teams, of the Operational Joint Ventures shall investigate and monitor the standard, quality and the punctuality of the management services provided by GHDC. Depending on the seriousness of the contractual breach committed by GHDC (if any), the Operational Joint Ventures may terminate the Management Agreements by giving written notice to GHDC in the event GHDC is unable to provide maintenance and repair services of the Highways pursuant to the standard prescribed by the Ministry of Communication of the PRC from time to time; or normal operations of the toll station.

3. INFORMATION ABOUT THE CONNECTED TRANSACTIONS

GHDC is a connected person of Guangzhou Investment and GZI Transport because GHDC is a substantial shareholder holding 20 per cent., 49 per cent., 20 per cent., 45 per cent. and 20 per cent. of five subsidiaries of GZI Transport (namely Guangzhou Taihe, Guangzhou Tailong, Guangzhou Weian, Guangzhou Xinguang and Guangzhou Nanxin respectively, which are the Operational Joint Ventures). Given that GZI Transport is a subsidiary of Guangzhou Investment, the above subsidiaries are also subsidiaries of Guangzhou Investment. The entering into the Management Agreements between the Operational Joint Ventures and GHDC therefore constitutes connected transactions of Guangzhou Investment and GZI Transport.

The following is a summary of the total amount of fees paid under the Fixed Cost Service Agreements for each of the three years ended 31 December 2003 and the total fees payable in 2004 under the Management Agreements. GZI Transport and Guangzhou Investment propose to fix an annual consideration ("Fixed-sum") for each of the connected transactions equal to the fees payable under the Management Agreements in 2004:

	Year ended 31st December,			
	2001	2002	2003	2004
	Actual 18 per cent. charges			Proposed Fixed-sum
	RMB	RMB	RMB	RMB
Guanghua Highway	4,145,357	4,686,375	5,162,153	5,170,000
Guangshan Highway	22,312,824	19,757,385	21,385,658	21,390,000
Guanshen Highway	10,550,089	3,674,153	13,704,128	13,700,000
Guangcong Highway Section I	12,384,820	13,006,912	15,785,894	15,790,000
Guangcong Highway Section II and Provincial Highway 1909	13,022,057	14,818,692	10,230,008	10,230,000
Total:	62,415,147[1]	55,943,517[2]	66,267,841[3]	66,280,000

1 Source: Note 38 to the Accounts in Guangzhou Investment Annual Report 2001 and Note 27 to the Accounts in GZI Transport Annual Report 2001

2 Source: Note 37 to the Accounts in Guangzhou Investment Annual Report 2002 and Note 25 to the Accounts in GZI Transport Annual Report 2002

In the case of GZI Transport, the total annual fees payable of RMB66,280,000 (equivalent to approximately HK$62,234,742) to GHDC under the Management Agreements is more than 2.5 per cent. but less than 25 per cent. under the consideration test set forth in Rule 14.15 of the Listing Rules. Hence, the entering into the Management Agreements between the Operational Joint Ventures and GHDC constitutes non-exempt continuing connected transactions for GZI Transport under Rule 14A.35 of the Listing Rules which requires GZI Transport's independent shareholders' approval.

The directors of GZI Transport has confirmed that save as aforesaid, GHDC is not a connected person of GZI Transport by virtue of any other connection with GZI Transport. Therefore, no shareholders of GZI Transport are required to abstain from voting if GZI Transport were to convene a general meeting for the approval of the Management Agreements in accordance with the Listing Rules.

As at the date of this announcement, Yue Xiu and its associates (including Guangzhou Investment) beneficially own 808,988,076 shares in GZI Transport (collectively, the "**Group Shareholders of GZI Transport**"), representing approximately 72.6 per cent. of the issued share capital of GZI Transport.

GZI Transport will obtain written confirmation from a closely allied group of shareholders of GZI Transport holding more than 50 per cent. in nominal value of the issued share capital of GZI Transport giving right to attend and vote at the general meeting to approve the Management Agreements in lieu of a resolution to be passed at the shareholders' meeting of GZI Transport approving the Management Agreements under Rule 14A.43. Accordingly, GZI Transport will apply to the Stock Exchange for a shareholders' meeting waiver of its obligation to convene a general meeting pursuant to Rule 14A.43 of the Listing Rules on the basis that an independent shareholders' approval will be obtained by way of the written approval by the independent shareholders.

GZI Transport will send a circular containing details of the Management Agreements, a recommendation letter from the Independent Board Committee of GZI Transport and a letter from an independent financial adviser to the Independent Board Committee of GZI Transport as soon as practicable and in accordance with the provisions of the Listing Rules.

4. BENEFITS OF THE CONNECTED TRANSACTIONS

The Group's intention for entering into the Management Agreements with pre-determined management costs and quality standards is to minimize GZI Transport's risk associated with cost overrun of its toll highway projects.

The total annual fees payable to GHDC under the Management Agreements have been arrived at after arm's length negotiations between the Operational Joint Ventures and GHDC and are based on normal commercial terms. The Board of Guangzhou Investment and the Board of GZI Transport believe that the terms of the Management Agreements are fair and reasonable. In view of past operational convenience and benefits brought to the Group, the Board of Guangzhou Investment (including the independent non-executive directors) and the Board of GZI Transport (including the independent non-executive directors) consider it to be in the interests of the Group and its Shareholders as a whole to enter into the Management Agreements. For the benefit of the Group, new management agreements will be negotiated before the expiry of the Management Agreements and new management contracts will be entered into between the Operational Joint Ventures and GHDC at the end of 2004 for the continuing management of the respective toll highway projects if the then circumstances deemed appropriate.

5. GENERAL INFORMATION ABOUT GUANGZHOU INVESTMENT

Guangzhou Investment is principally engaged in property investment and development, operation of toll roads and bridges, manufacture and sale of newsprint and corrugated paper.

As at the date of this announcement, the Board of Guangzhou Investment comprises the following members:-

Executive directors:-

Mr. OU Bingchang (Chairman), Mr. CHEN Guangsong, Mr. LI Fei, Mr. LIANG Ningguang, Mr. XIAO Boyan, Mr. LIANG Yi and Mr. WONG Chi Keung

Independent non-executive directors:-

Mr. YU Lup Fat Joseph and Mr. LEE Ka Lun

6. GENERAL INFORMATION ABOUT GZI TRANSPORT

GZI Transport is principally engaged in the investment in and development, operation and management of toll highways, expressways and bridges mainly in Guangdong Province, the PRC.

As at the date of this announcement, the Board of GZI Transport comprises the following members:-

Executive directors:-

Mr. OU Bingchang (Chairman), Mr. LI Xinmin, Mr. CHEN Guangsong, Mr. CHEN Jiahong, Mr. LIANG Ningguang, Mr. XIAO Boyan, Mr. LIANG Yi, Mr. DU Liangying, Mr. DU Xinrang, Mr. ZHONG Ming, Mr. HE Zili and Mr. ZHANG Siyuan

Non-executive director:-

Mr. POON Jing

Independent non-executive directors:-

Mr. FUNG Ka Pun, Mr. LAU Hon Chuen Ambrose and Mr. CHEUNG Doi Shu

DEFINITIONS

In this announcement, unless the context requires otherwise, the use of capitalized terms here shall have the following meanings:-

"associate(s)"	has the meaning ascribed to it under the Listing Rules;
"Board of Guangzhou Investment"	means the board of directors of Guangzhou Investment;
"Board of GZI Transport"	means the board of directors of GZI Transport;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"connected transaction(s)"	has the meaning ascribed to it under the Listing Rules;
"Fixed Cost Service Agreement(s)"	the three fixed cost service agreements entered into between GHDC and each of Guangzhou Weian, Guangzhou Taihe and Guangzhou Nanxin on 30 November 1996 and the two fixed cost service agreements entered into between GHDC and each of Guangzhou Xinguang and Guangzhou Tailong on 15 August 1997 and 3 May 1998 respectively;
"GHDC"	means 廣州市公路開發公司 (for identification purpose, in English, Guangzhou Highways Development Company), a PRC state-owned enterprise and a substantial shareholder of five subsidiaries of GZI Transport. Hence, GHDC is a connected person of Guangzhou Investment and GZI Transport;
"Group"	means Guangzhou Investment and its subsidiaries including GZI Transport and its subsidiaries;
"Guangcong Highway Section I"	means the Guangcong Highway connecting Guangzhou Institute of Foreign Language and Tai Ping Chang;
"Guangcong Highway Section II and Provincial Highway 1909"	means the Guangcong Highway connecting Tai Ping Chang and Wenquan and Provincial Highway 1909 connecting inter-provincial traffic between Guangdong and Hunan Provinces;
"Guanghua Highway"	means the Guanghua Highway connecting the urban area of Guangzhou and the suburb of Huadu District;
"Guangshan Highway"	means the Guangshan Highway Guangzhou Section connecting Guangzhou and Shantou;
"Guangshen Highway"	means the Guangshen Highway Guangzhou Section connecting Guangzhou and Shenzhen;
"Guangzhou Investment"	means Guangzhou Investment Company Limited (越秀投資有限公司), a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board and on the stock exchange operated by Singapore Exchange Securities Trading Limited;
"Guangzhou Nanxin"	means Guangzhou Nanxin Highways Development Company Limited, a cooperative joint venture established in the PRC, the interest of which is held as to 80 per cent. by Superfield Limited, a wholly-owned subsidiary of GZI Transport and as to 20 per cent. by GHDC, and which operates Guangshen Highway;
"Guangzhou Taihe"	means Guangzhou Taihe Highways Development Company Limited, a cooperative joint venture established in the PRC, the interest of which is held as to 80 per cent. by Ickleton Limited, a wholly-owned subsidiary of the GZI Transport, and as to 20 per cent. by GHDC, and which operates Guangcong Highway Section I;
"Guangzhou Tailong"	means Guangzhou Tailong Highways Development Company Limited, a cooperative joint venture established in the PRC, the interest of which is held as to 51 per cent. by Fortune Success Group Ltd., a wholly-owned subsidiary of the GZI Transport and as to 49 per cent. by GHDC, and which operates Guangcong Highway Section II and Provincial Highway 1909;
"Guangzhou Weian"	means Guangzhou Weian Highways Development Company Limited, a cooperative joint venture established in the PRC, the interest of which is held as to 80 per cent. by Teckstar Limited, a wholly-owned subsidiary of GZI Transport and as to 20 per cent. by GHDC, and which operates Guangshan Highway;
"Guangzhou Xinguang"	means Guangzhou Xinguang Highways Development Company Limited, a cooperative joint venture established in the PRC, the interest of which is held as to 55 per cent. by Top Global Holdings Ltd., a wholly-owned subsidiary of the GZI Transport and as to 45 per cent. by GHDC, and which operates Guanghua Highway;
"GZI Transport"	means GZI Transport Limited (越秀交通有限公司), a company incorporated in Bermuda with limited liability, the interest of which is held as to approximately 72.6 per cent. by Yue Xiu and its associates (including Guangzhou Investment) and the shares of which are listed on the Main Board;
"Highways"	means Guangcong Highway Section I, Guangcong Highway Section II and Provincial Highway 1909, Guanghua Highway, Guangshan Highway, Guangshen Highway;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	means The Hong Kong Special Administrative Region of the PRC;
"Independent Board Committee of GZI Transport"	means an independent committee of the Board of GZI Transport appointed to advise the independent shareholders of GZI Transport in respect of the Management Agreements, comprising the independent non-executive directors of GZI Transport;
"independent shareholder(s)"	has the meaning ascribed to it under Chapter 14A of the Listing Rules;
"Listing Rules"	means the Rules Governing the Listing of Securities on the Stock Exchange;
"Main Board"	means the securities market (excluding the option market) operated by the Stock Exchange, which is independent from and operated in parallel with the Growth Enterprise Market of the Stock Exchange;
"Management Agreements"	means the five management agreements all dated 6 September 2004 and entered into between GHDC and each of the Operational Joint Ventures in respect of the management of Highways;
"Operational Joint Venture(s)"	means the five operational joint ventures, namely Guangzhou Taihe, Guangzhou Tailong, Guangzhou Weian, Guangzhou Xinguang and Guangzhou Nanxin;
"PRC"	means the People's Republic of China;
"RMB"	means Renminbi, the lawful currency of the PRC;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"subsidiary"	has the same meaning as defined in section 2 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) as at the date hereof and "subsidiaries" shall be construed accordingly;
"substantial shareholder(s)"	has the meaning ascribed to it under the Listing Rules; and
"Yue Xiu"	means Yue Xiu Enterprises (Holdings) Limited (越秀企業(集團)有限公司), a company incorporated in Hong Kong with limited liability and the ultimate holding company of Guangzhou Investment and hence the ultimate holding company of GZI Transport.

For the purpose of this announcement, translation of RMB into HK$ or vice versa has been calculated by using an exchange rate of RMB 1 = HK$1.065.

By order of the Board
Guangzhou Investment Company Limited
OU Bingchang
Chairman

By order of the Board
GZI Transport Limited
OU Bingchang
Chairman

Hong Kong, 6 September 2004

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

(Stock code: 123)

ANNOUNCEMENT
PURSUANT TO RULE 13.18 OF THE LISTING RULES

This announcement is made pursuant to Rule 13.18 of the Listing Rules.

This announcement is made pursuant to the disclosure requirements under Rule 13.18 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

The board of directors of Guangzhou Investment Company Limited (the "Company") makes the following disclosures pursuant to Rule 13.18 of the Listing Rules.

Reference is made to the Company's announcement dated 10th September 2001 made in compliance with previous Practice Note 19 of the Listing Rules in relation to the loan agreement dated 5th September 2001 ("Loan Agreement") entered into between the Company and two banks in Hong Kong ("Lenders") whereby a loan facility in the aggregate principal amount of US$25,000,000 ("Facility") is made available by the Lenders to the Company for a term of three years from 7th September 2001 and subject to and in accordance with the terms and conditions therein contained. Pursuant to an agreement supplemental to the Loan Agreement ("Supplemental Agreement") dated 7th September 2004 entered into between the Company and the Lenders, the final maturity date of the outstanding principal amount of the Facility (i.e. US$15,000,000) shall be extended to 7th September 2005 and subject to and on terms and conditions set out therein. Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), the controlling shareholder of the Company who beneficially owns an aggregate of about 51 per cent of the issued share capital of the Company, has undertaken with the Lenders that throughout the continuance of the Facility and so long as any sum remains owing, Yue Xiu will maintain at least 40 per cent of the issued share capital of the Company ("Undertaking"). Breach of the Undertaking will constitute an event of default under the Loan Agreement. Upon the occurrence of such event of default, all amounts outstanding and owing under the Facility will become immediately repayable by the Company, failing which, such event of default may also trigger cross default under other loan facilities which are available to the Company and/or its subsidiaries.

By order of the Board
Ou Bingchang
Chairman

Hong Kong, 7th September 2004

As at the date of this announcement, the Board of the Company comprises Messrs. Ou Bingchang, Chen Guangsong, Li Fei, Liang Ningguang, Xiao Boyan, Liang Yi, Wong Chi Keung, Yu Lup Fat Joseph and Lee Ka Lun.

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock code: 123)

DISCLOSURE PURSUANT TO RULES 13.13 AND 13.16 OF THE LISTING RULES

As at 30th June 2004, the Group had advanced loan to an entity, which exceeded 8.0 per cent of the Market Capitalisation. Details of such loan are required to be disclosed under Rule 13.13 of the Listing Rules.

In addition, as at 30th June 2004, the Group had provided financial assistance to the affiliated companies of the Company in aggregate exceeding 8.0 per cent of the Market Capitalisation. Such financial assistance is required to be disclosed under Rule 13.16 of the Listing Rules.

To comply with Rules 13.13 and 13.16 of the amended Listing Rules, the Group had studied its potential disclosure obligation status and obtained a view that, as at 31st March 2004, the advances to an entity and financial assistance to affiliated companies standing in the books and records of the Group had exceeded 8.0 per cent. In view of obtaining accurate and updated figures for disclosure purpose, the Group approached the relevant entity / affiliated companies seeking an effort to reconcile the amount of the advances and financial assistance as at 31st March 2004. Furthermore, since all the relevant entity / affiliated companies are Sino-foreign joint ventures, the Group also sought the assistance and accompaniment of the relevant entity / affiliated companies to seek the confirmation of balances from the State Administration for Exchange Control of the PRC ("SAEC"). Notwithstanding the aforementioned actions initiated by the Group well before the amended rules became effective on 31st March 2004, verified and confirmed balances of the advances and financial assistance as at 31st March 2004 were unable to obtain as certain relevant entity / affiliated companies were reluctant to incur extra works and that SAEC normally required some time to perform the confirmation work. The verification and confirmation process could only be accomplished during the normal practice in preparing the Company's half year results and the balances of the advances and financial assistance as at 30th June 2004 are therefore used for the disclosure purpose under Rules 13.13 and 13.16.

ADVANCE TO AN ENTITY

Details of the advance made by the Group to the following entity as at 30th June 2004, which exceeded 8.0 per cent of the Market Capitalisation, and are required to be disclosed under Rule 13.13 of the Listing Rules are as follows:

Name of the Entity	Percentage of indirect attributable interest held by the Company	Advances as at 30th June 2004 (Note 1) Interest bearing (A) *HK$ million*	Non-interest bearing (B) *HK$ million*	Interest rate	Total (A + B) *HK$ million*
Guangdong Humen Bridge Co., Ltd.	8.59	570.3	—	(Note 2)	570.3

FINANCIAL ASSISTANCE TO AFFILIATED COMPANIES

Details of the financial assistance provided by the Group to the affiliated companies of the Company as at 30th June 2004, which in aggregate exceeded 8.0 per cent of the Market Capitalisation and are required to be disclosed under Rule 13.16 of the Listing Rules are as follows:

Name of affiliated companies	Percentage of indirect attributable interest held by the Company	Advances as at 30th June 2004 (Note 1) Interest bearing (A) *HK$ million*	Non-interest bearing (B) *HK$ million*	Interest rate	Total (A + B) *HK$ million*
Guangdong Humen Bridge Co., Ltd.	8.59	570.3	—	(Note 2)	570.3
Guangdong Qinglian Highway Development Co., Ltd.	8.10	—	219.0	—	219.0
Guangdong Shantou Bay Bridge Co., Ltd.	10.30	60.3	—	(Note 3)	60.3
Hainan China City Property Development Co. Ltd.	31.20		48.3		48.3
Guangdong Xinshidai Real Estate Ltd.	45.00		10.1		10.1
Guangzhou Charkwang Real Estate Co., Ltd.	65.00		2.1		2.1
Zhoushan Xinyuan Real Estate Development Co., Ltd.	38.00		2.6		2.6
Total (Note 4)		630.6	282.10		912.70

Notes:

(1) The advances were shareholders' loans representing part of the investment costs injected by the Group in proportion to the Group's equity interest in such entity and affiliated companies. These advances are unsecured and have no fixed term of repayment. There were no committed capital injections nor guarantees given to or for the above entity and affiliated companies.

(2) Of these interest-bearing advances, approximately HK$455.5 million was charged at US prime rate; approximately HK$114.7 million was charged at lending rates of financial institutions in China; and the remaining balance was charged at Hong Kong prime rate.

(3) Of these interest-bearing advances, approximately HK$26.0 million was charged at Hong Kong prime rate; and approximately HK$34.3 million was charged at lending rates of financial institutions in China.

(4) The total amount of financial assistance provided by the Group to the affiliated companies of the Company exceeded 8 per cent of the Market Capitalisation .

(5) The Company will include the information of the above advance to an entity and financial assistance to affiliated companies in subsequent interim and annual reports in accordance with the continuing disclosure requirements under Rules 13.20 and 13.22 of the Listing Rules.

(6) Save for the disclosures in this announcement, no other obligations arise under Rules 13.13 to 13.19 of the Listing Rules.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

"China"	means the People's Republic of China
"Company"	means Guangzhou Investment Company Limited (越秀投資有限公司), a company incorporated in Hong Kong with limited liability and the shares of which are listed on The Stock Exchange of Hong Kong Limited and Singapore Exchange Securities Trading Limited
"Group"	means the Company and its subsidiaries
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Market Capitalisation"	means the market capitalisation of the Company as at 30th June 2004 amounting to HK$4,058,985,881 based on the total number of 6,322,407,914 shares of the Company in issue on 30th June 2004 and average closing price of HK$0.642 per share for the five business days immediately preceding 30th June 2004

By order of the Board
Ou Bingchang
Chairman

Hong Kong, 16th September 2004

As at the date of this announcement, the board of directors of the Company comprises Messrs Ou Bingchang, Chen Guangsong, Li Fei, Liang Ningguang, Xiao Boyan, Liang Yi, Wong Chi Keung, Yu Lup Fat Joseph and Lee Ka Lun.

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Interim Results For the Six Months Ended 30th June 2004

RESULTS

The directors of Guangzhou Investment Company Limited (the "Company") announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th June 2004 as follows:—

	Note	Unaudited Six months ended 30th June 2004 HK$'000	As restated 2003 HK$'000
Turnover	3	2,266,266	1,662,046
Cost of sales		(1,702,568)	(1,168,644)
Gross profit		563,698	493,402
Other revenues		9,795	53,496
Selling and distribution expenses		(63,168)	(63,664)
General and administrative expenses		(192,789)	(170,326)
Loss on deemed disposal of certain interests in a subsidiary		—	(62,998)
Profit from operations	4	317,536	249,910
Finance costs		(75,463)	(112,819)
Share of profits less losses of			
— Jointly controlled entities		2,000	(10,215)
— Associated companies		104,275	85,730
Profit before taxation		348,348	212,606
Taxation	5	(84,483)	(37,741)
Profit after taxation		263,865	174,865
Minority interests		(132,660)	(69,345)
Profit attributable to shareholders		131,205	105,520
Interim dividend	6	52,531	49,257
Earnings per share	7		
Basic		HK2.08 cents	HK1.72 cents
Fully diluted		HK2.04 cents	HK1.71 cents

Notes:

1 **Basis of preparation and accounting policies**

These condensed interim accounts should be read in conjunction with the 2003 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31st December 2003.

2. **Restatement of comparatives — changes in accounting policies**

(a) Goodwill/negative goodwill

Previously, goodwill/negative goodwill on acquisition of subsidiary/associated company/jointly controlled entity engaged in the operation of toll highways or bridges occurring on or after 1st January 2001 is amortised on the basis of a sinking fund calculation over the period for which the Group is granted the rights to operate the highways or bridges. For the year ended 31st December 2003, the Group changed its accounting policy by adopting straight-line amortisation on goodwill/negative goodwill. Comparatives presented have been restated to conform to the changed policy accordingly.

(b) Interests in toll highways and bridges

Previously, interests in toll highways and bridges are amortised using the sinking fund method. For the year ended 31st December 2003, the Group changed its accounting policy by adopting units-of-usage based depreciation and straight-line amortisation on tangible infrastructures and intangible operating rights respectively. Comparatives presented have been restated to conform to the changed policy accordingly.

(c) Deferred taxation

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the revised Hong Kong Statement of Standard Accounting Practice 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

3 **Turnover and segment information**

The Group is principally engaged in development, operation and management of toll highways and bridges, development, selling and management of properties and holding of investment properties, manufacturing and trading of newsprint, corrugated paper.

Primary reporting format — business segments

The Group operates mainly in Hong Kong and the Mainland of China ("China") and in three main business segments:

— Properties - development, selling and management of properties and holding of investment properties
— Toll operations - development, operation and management of toll highways and bridges
— Paper - manufacturing and selling of newsprint and corrugated paper

5 **Taxation**

(a) Hong Kong profits tax has been provided at the rate of 17.5 per cent (2003: 17.5 per cent) on the estimated assessable profit for the period.

(b) China enterprise income taxation is provided on the profits of the Group's subsidiaries, associated companies and jointly controlled entities in China in accordance with the Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises ("China Tax Law") at 18 per cent to 33 per cent. Under the China Tax law, certain of the Group's subsidiaries, associated companies and jointly controlled entities in China are entitled to an income tax holiday for two to five years from its first profit making year followed by a 50 per cent reduction in income tax for the next three to five years.

(c) China land appreciation tax is levied at progressive rates ranging from 30 per cent to 60 per cent on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including costs of land and development and construction expenditure.

(d) The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30th June 2004 HK$'000	As restated 2003 HK$'000
Current taxation		
Hong Kong profits tax	1,086	3,245
China enterprise income tax	60,531	58,580
China land appreciation tax	8,695	—
Deferred taxation in relation to the origination and reversal of temporary differences	(509)	(29,760)
	69,803	32,065
Share of taxation attributable to:		
Jointly controlled entities	1,748	761
Associated companies	12,932	4,915
Taxation charges	84,483	37,741

6 **Dividend**

	Six months ended 30th June 2004 HK$'000	2003 HK$'000
2004 interim, proposed of HK$0.0083 (2003: HK$0.008) per share	52,531	49,257

7 **Earnings per share**

The calculation of basic earnings per share for the period ended 30th June 2004 is based on the consolidated profit attributable to shareholders of approximately HK$131,205,000 (2003: HK$105,520,000) and the weighted average number of approximately 6,300,120,794 shares (2003: 6,118,305,482 shares) in issue during the period.

The calculation of diluted earnings per share for the six months ended 30th June 2004 is based on the consolidated profit attributable to shareholders of approximately HK$131,205,000 (2003: HK$105,520,000) and the diluted weighted average number of approximately 6,431,511,000 shares (2003: 6,171,185,972 shares) in issue during the period after adjusting for the potential dilutive effect in respect of outstanding share options.

ANALYSIS OF RESULTS

During the six months ended 30th June 2004, the Group's turnover rose sharply by 36 per cent to HK$2,266,266,000. Despite the turnover from toll business slightly decreased, the other two core businesses, property and newsprint, had all recorded remarkable growth.

Same as last year, approximately 60 per cent of the turnover was contributed from the property sales and rental income.

For the Group's property business, overall turnover had soared by 41 per cent despite that the property sales in China remained steady as compared to the first half of last year. Favouring the recovery of property market in Hong Kong, Pokfulam Terrace reaped a good response when it was launched to the market early this year and contributed HK$332,862,000 sales revenue in the first half of 2004. On the other hand, following the completion and launch of certain premier office and commercial buildings to the market during 2004, overall rental income generated from China increased by 71 per cent to HK$145,798,000. For the Group's toll road business, despite Xian Expressway being positively affected by its linkage with the Xian City Express Highway, the overall turnover fell by 4.3 per cent to HK$183,258,000 due to the formation of new highway network which negatively affected the traffic volume of some major subsidiary toll roads. For the Group's newsprint business in China, despite a slight decrease in sales price, sales revenue in the first half of 2004 recorded a growth of 16 per cent compared with same period of last year due to rising demand in newsprint market.

Compared with same period of 2003, the Group's gross profit grew by 14 per cent to HK$563,698,000 this year, of which property and newsprint businesses rose by 21 per cent and 32 per cent respectively. The management is committed to continuously implementing stringent cost control to ensure that overall costs are maintained at lower level.

Selling expenses remained comparable to that for the first half of last year.

Administrative expenses had increased by 13 per cent to HK$192,789,000. The major reason was due to the full six months contribution of supermarket operation acquired in October 2003.

Development Plaza, White Horse Commercial Building, Jin Han Building, Golden Arch Residence, Grandcity Commercial Plaza, Hong Fa Building, City Development Building and Guang Yuan Cultural Centre in Guangzhou, and Yue Xiu Plaza in Hong Kong. The rental portfolios are diversified in grades, locations and land use, and covered Grade A offices, prime shopping malls, shops in residential complexes and car parks and generate a steady rental income. Occupancy rate of the properties for leasing were increased partly as a result of comprehensive marketing research as well as superb operation and planning activities.

Substantial projects under construction and large land bank underpin development potentials in future

During the first half of this year, the gross floor area of the Group's properties under development amounted to 1,100,000 sq. meters, and was attributable to projects in China. This will underpin the Group's earnings in the coming few years. In addition, the Group's land bank held for medium term development in China as at the end of June this year has gross floor area of about 3,580,000 sq. meters. The land bank in the urban area mainly included the residential land in Haizhu District. As the Government has raised compensation for urban renewal projects in Guangzhou in the end of 2003, the supply of residential properties in urban areas will decrease in future. This will further increase the value of the Group's land bank in urban areas. The land bank mainly for residential purposes in Nansha is at the southeastern side of Nansha, which is a newly emerged industrial, logistics and hi-tech centre at the southern side of Guangzhou and in the centre of the Pearl River Delta. Upon completion of infrastructure facilities for auxiliary logistics purpose in the peripheral area included the Eastern Expressway, the Central Expressway, the light railway linking Panyu and Nansha, the Guangzhou Metro Line Number 4 and a new passenger terminal for routes serving between Nansha and Hong Kong successively within the next one to two years, traveling time from Nansha to major cities of the Pearl River Delta will be further reduced. 15,635 sq. meters of the first phase of Southern Le Sand, a residential project in Nansha, was sold in the first half of 2004. With Nansha commencing development in a substantial scale, numerous esteemed multinational companies will establish factories in Nansha. Additional development efforts will be put to Southern Le Sand, accelerating the development of the second phase to cater for the needs in the market.

Other businesses: Toll road earnings grew steadily while sales of newsprint business surged significantly

Notwithstanding the traffic diversion effect caused by the new roads on the toll road projects for the first half of 2004, traffic volume of Guangzhou Northern Second Ring Expressway grew rapidly by 135.8 per cent when compared with the same period last year. This, together with the booming economy of the Pearl River Delta Region, will accelerate the growth rate of private car ownership. This will in turn boost traffic volume for Humen Bridge, Guangzhou City Northern Ring Road and Shantou Bay Bridge. During the first half of 2004, GZI Transport Limited, the toll road subsidiary of the Company, recorded a 22 per cent increase in profit attributable to shareholders of HK$129 million when compared with the same period in 2003.

Guangzhou Paper Co., Ltd. ("Guangzhou Paper") continued to maintain bigger market shares in the domestically produced newsprint market. During the first half of this year, boom in demand for newsprint in China continued. Through implementation of measures such as exploring underutilized resources and strengthening management, improvement in production techniques, extensive downsizing and reduction of finance costs by early repayment of bank loans, 150,506 tonnes of newsprint was sold by Guangzhou Paper during the period, which was increased by 23 per cent when compared with the same period in 2003. Notwithstanding the fall in selling price of newsprint by 2.8 per cent to RMB3,922 per tonne for the first half of the year as a result of intense competition in the market as well as substantial increase in the cost of raw materials in China during this year, profit attributable to shareholders was HK$19 million, representing a considerably high rate of increase when compared with the same period last year. Looking forward for the full year, the Group expects the competition in the newsprint market will be intense in China. However, demand for newsprint in the market will still be high. With the price of paper in the international market becoming steady, price of newsprint in China will recover and increase in the second half of 2004.

Future Strategies and Prospects

GNP of Guangzhou grew 16.4 per cent for the first half of 2004, which was highest for the last nine years. Coupled with growing urbanization, expansion of the middle class and upgrading needs, sales of residential properties in Guangzhou has been continuously rising over the past few years. During the first half of 2004, the sales of properties in the primary market of the eight districts in Guangzhou increased by 37.4 per cent to 3.94 million sq. meters, whilst the supply of properties in the primary market of the eight districts in Guangzhou for the same period was about 3.03 million sq. meters, evidencing substantial fall in inventory. At the same time, most of the purchasers were from end users with few from investors. Rational demand has been driving steady development of the whole market. During the first half of 2004, the price of properties in the primary market of the urban area in Guangzhou mildly surged for about 6.3 per cent. The transactions in the secondary market of the eight districts in Guangzhou were also active. Area sold through the secondary market during the period increased by 35.6 per cent when compared with the same period in 2003. It is believed by the Group that the austerity measures being implemented in China and the adjustment in credit policies will result in the development of property market in a healthier and more regulated manner. Meanwhile, the auction of the land use right as a market-oriented mechanism will lift the entry barrier to the property industry, where the competition environment in future will be more favourable to major developers.

Other operations of the Group mainly comprise investment holding and supermarket operations, neither of which are of a sufficient size to be reported separately.

There are no significant sales between the business segments.

Secondary reporting format — geographical segments

The Group's three business segments are mainly managed in Hong Kong and China:

Hong Kong — properties
China — properties, paper and toll operations
Others — properties

There are no significant sales between the geographical segments.

Primary reporting format — business segments

	Six months ended 30th June									
	Properties		Toll operations		Paper		Other operations		Group	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	As restated 2003
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	1,396,165	986,795	183,258	191,580	562,857	483,671	123,986	—	2,266,266	1,662,046
Segment results	212,433	220,278	70,925	78,818	52,493	20,283	2,312	6,455	338,163	325,834
Interest income									3,077	6,383
Unallocated operation costs									(23,704)	(19,309)
Loss on deemed disposal of certain interests in a subsidiary									—	(62,998)
Finance costs									(75,463)	(112,819)
Share of profits less losses of:										
- Jointly controlled entities			2,000	(10,215)					2,000	(10,215)
- Associated companies	935	(1,711)	103,340	87,441					104,275	85,730
Profit before taxation									348,348	212,606
Taxation									(84,483)	(37,741)
Profit after taxation									263,865	174,865
Minority interests									(132,660)	(69,345)
Profit attributable to shareholders									131,205	105,520

Secondary reporting format — geographical segments

	Six months ended 30th June 2004 HK$'000	2003 HK$'000
Turnover		
- Hong Kong	392,883	58,800
- China	1,848,514	1,602,627
- Others	24,869	619
	2,266,266	1,662,046

4 **Profit from operations**

	Six months ended 30th June 2004 HK$'000	As restated 2003 HK$'000
Profit from operations is stated after crediting and charging the following:		
Crediting		
Amortisation of negative goodwill	16,553	109,007
Gain on disposal of fixed assets	523	821
Charging		
Cost of inventories sold	1,496,836	1,078,675
Depreciation:		
Owned fixed assets	68,966	57,325
Leased fixed assets	13	13
Amortisation/depreciation of interests in toll highways and bridges	50,696	47,985
Amortisation of goodwill	4,966	4,966

For the first half of the year, the Group's overall finance costs amounted to HK$75,463,000, representing a decrease of 33 per cent compared with same period of last year. Finance costs incurred by the three core businesses had all been dropped as a result of the Group's repayment of its bank borrowings and debts during the period.

The increase in the Group's share of profit of associated companies was mainly attributable to toll road business which shown a 18.5 per cent increase. Except for Qinglian Highways which had a negative contribution, the other associated companies' toll projects such as Humen Bridge, the Guangzhou City Northern Ring Road and Shantou Bay Bridge, had all recorded positive growth for the six months ended 30th June 2004.

The Group's major share of profit in a jointly controlled entity, which invested in Guangzhou Northern Second Ring Expressway, with a continuous strong traffic volume growth of 135.8 per cent in the first half of 2004, recovered from a loss position to positive contribution to the Group of HK$2.0 million since its operation commenced in 2002.

The three core businesses had all recorded a growth in profit before taxation as compared to the same period of last year, the Group's consolidated profit before taxation rose substantially by 64 per cent to HK$348,348,000. Taxation has accordingly increased by 124 per cent to HK$84,483,000 as compared to the same period of last year in line with the growth in profit before taxation.

Minority interests rose by 91 per cent due to the growth in profit from both the property and newsprint businesses.

Given the above, during the six months ended 30th June 2004, the Group achieved an increase of 24 per cent in profit attributable to shareholders to HK$131,205,000 as compared to the same period of last year. Basic earnings per share were HK2.08 cents, representing an increase of 21 per cent compared to the same period of last year.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend for 2004 of HK$0.0083 (2003: HK$0.008) per share payable on 8th November 2004 to shareholders whose names appear on the register of members on 21st October 2004. Interim dividend pay out ratio will be 40 per cent.

BUSINESS REVIEW

During the first half of 2004, various businesses of the Group developed in a satisfactory manner. For the property business, sales of properties in China and Hong Kong have been satisfactory. Both saleable area and sales amount continued to rise. Toll road business continued to grow steadily as a result of the surge in traffic flow of its expressways. Paper business has been benefited from the continuous boom in demand for newsprint in China, whilst sales of newsprint rose significantly.

Property business

Area of properties sold and leased by the Group continued to increase

During the period under review, the sales of properties amounted to HK$1,108 million, with 150,278 sq. meters of the gross floor area sold, which was increased by 43 per cent and 13 per cent when compared with the same period in 2003, respectively. Of which, turnover from the sales of properties in China was HK$751 million, with 142,535 sq. meters of the gross floor area sold, and was similar to the level for the same period in 2003. Major residential projects for sale included the first phase of Jiang Nan New Mansion, the first phase of Southern Le Sand in Nansha, Lingnan Garden, Galaxy City, Grandcity Garden, Run Hui Building, Romantic Garden, as well as the phase 1 of Binjiang Yiyuan and block 24 of Springland Garden recently launched into the market. The projects introduced into the market lately were well-received. Vacancy rate of the property projects was the lowest for the recent years. The Group's property projects are of high quality. For example, Jiang Nan New Mansion near Sun Yat-Sen Univeristy in Haizhu District is located at the entrance of a metro station and is easily accessible. Binjiang Yiyuan is situated at the luxurious property district to the east of Binjiang, and is a rare second tier premium property project with river veiw. Galaxy City of Zhu Jiang Estate was awarded five major awards including the "Top Ten Brandname Community". Luxurious property project such as Grandcity Garden in Er Sha Island was sold out. There was also strong demand for budget housing in Run Hui Building.

Upon the continuous recovery of the property market in Hong Kong during the first half of 2004, the Group capitalized on the momentum in the market, and launched the Pokfulam Terrace project in Pokfulam, Hong Kong during the period. Market response for this project had been encouraging. During the period, turnover from the sales of the Group's properties in Hong Kong was HK$333 million, with about 7,700 sq. meters of the gross floor area sold, which was derived from the residential property project in Pokfulam.

During the first half of this year, the rental income from properties in Hong Kong and Guangzhou amounted to HK$203 million, which was increased by 44 per cent when compared with the same period in 2003. As Victory Plaza, Fortune Plaza and Xinchuangju Building were completed and commenced operation, area of properties leased by the Group rose 11 per cent to about 500,000 sq. meters. Other major rental projects include City

The Group's competence as to its brand name, integrity and funding has been ranked equivalent to a premier property developer, and is also a well known property brand name in Guangzhou market, which has over 20 years of experience in property development. It has related ancillary companies such as property agency and property management, and has sound financial position. It has been accredited as the number one in integrated capability of property development in Guangzhou many times. The awards it has received over the years included "Number one of the top ten corporations in development, construction and investment of real estate in Guangzhou" in 2001, one of the "Ten most popular developers" in Guangzhou in 2002, and the "Enterprise which respects contracts and keeps promises" award for the last ten consecutive years. In 2003, it was ranked the first for the "150 most credit-worthy enterprises in Guangzhou", the second for the "Top ten of the most competitive real estate enterprises in Guangzhou", "Top twenty Credible real estate enterprises in Guangdong Province" for the third consecutive year and the "Top ten real estate enterprises with brand names most beloved by Guangzhou citizens".

To capitalize on the excellent brand name of Guangzhou City Construction & Development Holdings, the positioning of the Group's property business will focus on the development of medium-priced residential properties in Guangzhou ranging from RMB5,500 to RMB6,500 per sq. meter. The Group will also selectively develop premium offices, shopping malls and up market residential properties for rental purpose. Priority will also be given to the land bank in urban area for development and the land bank in suburban area will be retained for medium term development. This will optimally reflect the potential value of our land bank and the possibility in value appreciation.

The Group believes investment in expressway projects in the centre of the Pearl River Delta will underpin future growth potential of the Group's toll road investment portfolio. Guangzhou Western Second Ring Expressway, a project recently invested will commence construction in September 2004. It is expected construction will be completed in three years for commissioning operation. Investment in Guangzhou Eastern Second Ring Expressway and Guangming Expressway situated in the Pearl River Delta centre are now being studied.

Looking ahead, economic environment in the Pearl River Delta is very favourable. Upon gradual finalization of the Pan-Pearl River Delta and implementation of the Closer Economic Partnership Arrangement (CEPA) signed between Hong Kong and China, integrated development among the Pearl River Delta, Guangzhou and Hong Kong will be further speeded up. In addition, the Guangdong Province is going through a second industrialization which will expedite the economic development of Guangdong. Household registration policy in the Guangdong Province will also be adjusted. Citizens from other provinces, who have stayed for long period and have a fixed residential address will be able to move their household registration to the actual residential address within the Guangdong Province. This new policy is expected to increase property demand substantially. Sales of properties will be driven up by an increase in demand, a fall in inventory and further reduction in supply of new projects to the market. The Group's businesses based in Guangzhou will become major beneficiaries under the above-mentioned developments. The Group will continue to enhance the competitiveness of its businesses under such an ever-changing operating environment, so as to generate greater return in investment for its shareholders.

AUDIT COMMITTEE

The unaudited interim accounts for the six months ended 30th June 2004 had been reviewed by the Audit Committee.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Tuesday, 19th October 2004 to Thursday, 21st October 2004, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Share Registrar, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:00 p.m. on Monday, 18th October 2004.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed interim results announcement for the six months ended 30th June 2004 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

By order of the Board
Ou Bingchang
Chairman

Hong Kong, 16th September 2004

As at the date of this announcement, the Board of the Company comprises Mr. Ou Bingchang, Mr. Chen Guangsong, Mr. Li Fei, Mr. Liang Ningguang, Mr. Xiao Boyan, Mr. Liang Yi, Mr. Wong Chi Keung, Mr. Yu Lup Fat, Joseph and Mr. Lee Ka Lun.

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock code: 123)

Appointment of Independent Non-executive Director

The Board of Directors (the "Board") of Guangzhou Investment Company Limited (the "Company") announces that Mr. Lau Hon Chuen Ambrose was appointed as an independent non-executive director of the Company and a member of the audit committee of the Company with effect from 30th September 2004.

Mr. Lau, aged 57, holds a Bachelor of Laws degree from the University of London and is also a Solicitor of the High Court of the Hong Kong Special Administrative Region, a China-Appointed Attesting Officer and a Notary Public. He is the senior partner of Messrs Chu & Lau, Solicitors & Notaries. Mr. Lau is the Standing Committee Member of the National Committee of the Chinese People's Political Consultative Conference, the Selection Committee for The First Government of The Hong Kong Special Administrative Region and a Non-official Justice of Peace among his many public service appointments. He was awarded the Gold Bauhinia Star by The Government of The Hong Kong Special Administrative Region.

Mr. Lau has been appointed as an independent non-executive director and the chairman of the audit committee of GZI Transport Limited, a subsidiary of the Company and the shares of which are listed on The Stock Exchange of Hong Kong Limited, since 1996. He is also a member of the Board of the Urban Renewal Authority, a non-executive director of The Hong Kong Parkview Group Ltd., Beijing Enterprises Holdings Ltd., Glorious Sun Enterprises Ltd., Wing Hang Bank Ltd., as well as Qin Jia Yuan Media Services Co. Ltd. The latter five companies are all listed on The Stock Exchange of Hong Kong Limited. Mr. Lau does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company nor have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Mr. Lau and he will be subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association of the Company. The director's fee payable to Mr. Lau will be determined by the Board.

We would like to welcome Mr. Lau to our Board.

By order of the Board
Ou Bingchang
Chairman

Hong Kong, 30th September 2004

As at the date of this announcement, the Board of the Company comprises Messrs. Ou Bingchang, Chen Guangsong, Li Fei, Liang Ningguang, Xiao Boyan, Liang Yi, Wong Chi Keung, Yu Lup Fat Joseph, Lee Ka Lun and Lau Hon Chuen Ambrose.

Wednesday, October 6, 2004 **The Standard**

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

(Stock code: 123)

Resignation of Director and Change of Company Secretary

The Board of Directors (the "Board") of Guangzhou Investment Company Limited (the "Company") announces that Mr. Wong Chi Keung has resigned as Director and Company Secretary of the Company with effect from 5th October 2004. Mr. Wong confirmed that there are no matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to express its thanks to Mr. Wong for his valuable contributions to the Company during his tenure of services.

The Board further announces that Mr. Yu Tat Fung has been appointed as Company Secretary of the Company with effect from 5th October 2004.

By order of the Board
Ou Bingchang
Chairman

Hong Kong, 5th October 2004

As at the date of this announcement, the Board of the Company comprises Messrs. Ou Bingchang, Chen Guangsong, Li Fei, Liang Ningguang, Xiao Boyan, Liang Yi, Yu Lup Fat Joseph, Lee Ka Lun and Lau Hon Chuen Ambrose.

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

(Stock code: 123)

CONTINUING CONNECTED TRANSACTIONS

Independent Financial Adviser

Yu Ming Investment Management Limited

禹銘投資管理有限公司

The Stock Exchange has previously granted to the Company a waiver from strict compliance with the requirements of disclosure by press notice, circular to shareholders and/or independent shareholders' approval under the then Chapter 14 of the Listing Rules in respect of certain continuing connected transactions between GZ Paper (an indirectly-held subsidiary of the Company) and GZ Paper Holdings (a substantial shareholder of GZ Paper).

The previous waiver was granted for a period of three years and expired on 31st December, 2004. The Transactions constitute non-exempt continuing connected transactions under the current Listing Rules.

A circular containing, inter alia, further details of the Lease Contract and the *Utilities Supply Contract* and the opinion of Yu Ming as the independent financial adviser of the Company will be dispatched to the shareholders of the Company as soon as practicable in accordance with the Listing Rules.

BACKGROUND

Reference is made to the announcement of the Company dated 17th October, 2002 and the circular to shareholders dated 9th November, 2002 in relation to certain continuing connected transactions between GZ Paper Holdings and GZ Paper.

On 17th October 2002, GZ Paper entered into the Lease Contract and the Utilities Supply Contract with GZ Paper Holdings, pursuant to which GZ Paper leased from GZ Paper Holdings the Mill Premises; and GZ Paper Holdings supplied electricity, water and steam on 24-hour continual basis to the paper mill operated by GZ Paper on the Mill Premises.

At the time the Lease Contract and the Utilities Supply Contract were entered into, GZ Paper was a Sino-foreign equity joint venture in which the Company had 51% indirect equity interest and GZ Paper Holdings had 49% equity interest. Transactions under the Lease Contract and the Utilities Supply Contract therefore constituted continuing connected transactions of the Company under the then Chapter 14 of the Listing Rules. The shareholders of the Company approved the Transactions in an extraordinary general meeting held on 25th November, 2002, and the Stock Exchange granted the Company a conditional waiver from strict compliance with the requirements of disclosure by press notice, circular to shareholders and/or independent shareholders' approval under the then Chapter 14 of the Listing Rules in respect of such transactions. The previous waiver was granted for a period of three years and expired on 31st December, 2004. The Transactions constitute non-exempt continuing connected transactions under the current Listing Rules.

THE LEASE CONTRACT

Date:

17th October, 2002

Parties:

Lessor: GZ Paper Holdings

Lessee: GZ Paper

Leased Properties:

Mill Premises

Rental:

Approximately RMB 1.446 million (approximately HK$1.358 million) per month, which was agreed between the parties at arm's length based on standard rental fees set by the Guangzhou Municipal People's Government for similar premises in the area after taking into account the market rental for similar premises in the area. In the event of adjustment of standard rental fees, land use taxes and fees by the Guangzhou Municipal People's Government, the rental fee may be adjusted in accordance with the relevant regulations. Adjustments to the rental fee, however, may not exceed 5% of the previous year's rental. There has been no adjustment since the Lease Contract was first entered into.

The current rent and the basis for calculating the rent remain unchanged from that disclosed in the announcement of the Company dated 17th October, 2002 and the circular to shareholders dated 9th November, 2002.

Note 1: The figures set out in this column are extracted from the audited accounts of the Group for the year ended 31st December, 2003. (The exchange rate of RMB107=HK$100 was adopted in computing the HK$ equivalent.)

Note 2: The figures set out in this column are extracted from the unaudited management accounts of the Group for the year ended 31st December, 2004.

Note 3: There has been no increase in rent.

Note 4: This figure is based on unaudited management accounts and is subject to audit adjustment.

BENEFITS OF THE TRANSACTIONS

Presently the Group is principally engaged in (i) property investment and development, (ii) manufacture and sale of newsprint (through GZ Paper), and (iii) operation of toll roads and bridges.

The Mill Premises and the assets which generate the utilities supplied pursuant to the Utilities Supply Contract were transferred by GZ Paper to GZ Paper Holdings on 25th November, 2002 in order to increase the competitiveness of GZ Paper as part of a corporate restructuring exercise. The Lease Contract and the Utilities Supply Contract were entered into to ensure that operations of GZ Paper's newsprint business will remain unaffected after such transfer. GZ Paper's newsprint business is entirely dependent on the continuation of the Transactions. The Mill Premises are the manufacturing and operating premises of GZ Paper. While it may be possible for GZ Paper to locate alternative utilities supplies from other sources, the Directors do not consider that alternative suppliers will be able to offer terms which are more favourable than the terms under the Utilities Supply Contract. The Directors (including the independent non-executive Directors) consider that the Lease Contract and the Utilities Supply Contract remain fair and reasonable; was entered into in the ordinary and usual course of business of GZ Paper on normal commercial terms, and continue to be in the best interests of the Company and its shareholders as a whole. It may not be beneficial to the interest of the Company or its shareholders to terminate the existing arrangements and instead enter into short term operating leases and supply contracts as GZ Paper will be put in a precarious position if it cannot secure renewal of the lease or supply contract upon expiry, particularly given the recent volatility in energy supplies.

REQUIREMENTS OF THE LISTING RULES

GZ Paper is a joint stock company in which the Company has 51% indirect equity interest and GZ Paper Holdings has 47.25% equity interest. It is expected that the revenue ratio and the consideration ratio for the Transactions for each of the three years ending on 31st December, 2007 will exceed the relevant percentage of 2.5% on an annual basis and the annual consideration is more than HK$10,000,000 under Rule 14A.34, and will therefore constitute non-exempt continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules.

The Company has obtained written approval under Rule 14A.43 of the Listing Rules from a closely allied group of shareholders, namely Yue Xiu Enterprises (Holdings) Limited and its associates, collectively holding more than 50% in nominal value of the issued share capital of the Company giving the right to attend and vote at the general meeting of the Company to approve continuation of the Transactions at the cap amount described below if one were to be held. Yue Xiu Enterprises (Holdings) Limited has direct holding of 10,928,184 shares in the Company and is deemed by the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) to be interested in

shareholders of the Company on 25th November, 2002. A key feature of the corporate restructuring involved the disposal by GZ Paper to GZ Paper Holdings of, amongst other things, the Mill Premises, the plants and machinery for the generation of electricity, water and steam for use and consumption by the paper mill operated by GZ Paper. To secure the use of the Mill Premises and the continuous supply of electricity, water and steam for the undisrupted operation of the paper mill, which is the sole business carried on by GZ Paper, GZ Paper negotiated for both the Lease Contract and the Utilities Supplies Contract to run for a term of 20 years, such that both contracts would almost co-terminate with the term of operation of GZ Paper;

(b) the Lease Contract and the Utilities Supply Contract as approved by the shareholders of the Company contained clear provisions and limitations on price increases, which the Directors consider to be fair and reasonable and in the interests of the shareholders of the Company as a whole;

(c) the Lease Contract and the Utilities Supply Contract were entered into prior to introduction of Rule 14A.35(1), they do not provide for unilateral termination without cause prior to the agreed term of 20 years; there is no assurance that any negotiations with GZ Paper Holdings to shorten the term of both contracts would be successful, and even if GZ Paper Holdings agrees to replace the subsisting contracts with three-year term contracts there is no assurance that they will be on the same terms and conditions; and

(d) the Lease Contract and the Utilities Supply Contract secures the premises and infrastructure for GZ Paper's production premises; three-year term contracts will expose GZ Paper to the risk of having to relocate causing severe disruption to its operations if such contracts cannot be renewed upon expiry or if such contracts are renewed on less favourable terms and conditions.

In view of the above special circumstances and the factors that will be addressed in the circular to be dispatched to the shareholders in connection with the Transactions, for the purposes of compliance with Rule 14A.35(1) which came into operation after the Transactions were first entered into, the Directors are of the view that in the context of corporate reorganizations involving sale or purchase of substantial production assets; it is normal business practice to enter into long term leases in relation to those production assets to secure uninterrupted operation of the business utilizing them; and it is also normal business practice for companies engaged in utilities supply to enter into long term supply contracts.

If the cap amount is at any time exceeded, or if the terms of the Lease Contract or the Utilities Supply Contract are altered, or if GZ Paper enters into new arrangements or agreements with GZ Paper Holdings or any other connected persons during the period from 1st January, 2005 to 31st December, 2007, the Company will comply with the applicable provisions of Chapter 14A of the Listing Rules governing connected transactions unless it applies for and obtains relevant waiver(s) from the Stock Exchange.

A circular containing, inter alia, further details of the Lease Contract and the Utilities Supply Contract and the opinion of Yu Ming as the independent financial adviser of the Company will be dispatched to the shareholders of the Company as soon as

by the Guangzhou Municipal People's Government for similar premises in the area after taking into account the market rental for similar premises in the area. In the event of adjustment of standard rental fees, land use taxes and fees by the Guangzhou Municipal People's Government, the rental fee may be adjusted in accordance with the relevant regulations. Adjustments to the rental fee, however, may not exceed 5% of the previous year's rental. There has been no adjustment since the Lease Contract was first entered into.

The current rent and the basis for calculating the rent remain unchanged from that disclosed in the announcement of the Company dated 17th October, 2002 and the circular to shareholders dated 9th November, 2002.

Term:

20 years from 25th November, 2002 which was the date on which the conditions precedent to the Lease Contract were fully satisfied.

Use:

The leased properties shall be used by GZ Paper in its newsprint manufacturing business.

GZ Paper may not without the prior written consent of GZ Paper Holdings transfer, sublet or charge the leased properties.

THE UTILITIES SUPPLY CONTRACT

Date:

17th October, 2002

Parties:

Supplier: GZ Paper Holdings

User: GZ Paper

Utilities supplied:

Electricity, water and steam on 24-hour continual basis to the paper mill operated by GZ Paper on the Mill Premises

Fees:

The annual fees shall be agreed in advance between the parties in writing in respect of each year during the term of the Utilities Supply Contract, the percentage of adjustment of unit rates shall not exceed the percentage of adjustment of the market price and, subject to the special adjustments mentioned below, shall not exceed 10% of the unit rates for the previous year. In the event of special adjustments made by the *Guangzhou Municipal People's Government* of fees for the supply of electricity, water and steam, adjustments to fees payable under the Utilities Supply Contract shall be made in accordance with the relevant requirements.

The basis for estimating the annual fees remain unchanged from that disclosed in the announcement of the Company dated 17th October, 2002 and the circular to shareholders dated 9th November, 2002.

The annual fees for 2005 is estimated to be approximately RMB287.78 million which is determined by reference to the previous transactions in the period from 1st January, *2004 to 31st December, 2004 i.e. the consumption of the utilities by GZ Paper in the* preceding year and the unit rates set for 2005 as stated below. Such unit rates are determined by reference to the applicable regulations of the Guangzhou Municipal People's Government after taking into account the production cost or the market price for provision of such utilities on an industrial basis.

Unit rates for 2005 for such utilities are set out as follows:

Utility		Unit Rate
Electricity	:	RMB0.382 per kwh
Turbid water	:	RMB0.108 per cubic metre
Clean water	:	RMB0.4005 per cubic metre
Chemically treated water	:	RMB4.59 per cubic metre
Steam	:	RMB31.3 per GJ

Term:

20 years from 25th November, 2002 which is the date on which the conditions precedent to the Utilities Supply Contract were fully satisfied.

COMPLIANCE WITH PREVIOUS WAIVER

The Company has fully complied with the terms of the previous waiver. A summary of the amounts of the Transactions for the two years ended 31st December, 2004 is set out as follows (approximate equivalent in HK$ in brackets):

	Year ended 31st December, 2003 *(Note 1)*	1st January, 2004 to 31st December, 2004 *(Note 2)*
Rent under Lease Contract *(Note 3)*	RMB 17,350,011 (HK$16,214,964)	RMB 17,350,011 (HK$16,291,090)
Utilities Supply Contract:	RMB 181,993,940 (HK$170,087,794)	RMB 259,527,779 *(Note 4)* (HK$243,688,055)
Total	RMB 199,343,951 (HK$186,302,758)	RMB 276,877,790 (HK$259,979,145)

an annual basis and the annual consideration is more than HK$10,000,000 under Rule 14A.34, and will therefore constitute non-exempt continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules.

The Company has obtained written approval under Rule 14A.43 of the Listing Rules from a closely allied group of shareholders, namely Yue Xiu Enterprises (Holdings) Limited and its associates, *collectively holding more than 50% in nominal value of the* issued share capital of the Company giving the right to attend and vote at the general meeting of the Company to approve continuation of the Transactions at the cap amount described below if one were to be held. Yue Xiu Enterprises (Holdings) Limited has direct holding of 10,928,184 shares in the Company and is deemed by the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) to be interested in 3,218,507,064 shares in the Company as a result of its indirect holding of such shares through its subsidiaries (namely, Yue Xiu Finance Company Limited (44,492,000 shares), Goldstock International Limited (35,233,160 shares), *Novena Pacific Limited (565,683,000 shares), *Bosworth International Limited (2,279,312,904 shares), *Morrison Pacific Limited (158,049,000 shares) and *Greenwood Pacific Limited (135,737,000 shares)).

* each of the named companies is a special purpose vehicle set up to hold interest in the relevant shares

None of Yue Xiu Enterprises (Holdings) Limited and its aforementioned associates are required to abstain from voting if the Company were to convene a general meeting to approve continuation of the Transactions at the cap amount described below as the only connected person of the Company in relation to the Transactions is GZ Paper Holdings which does not (including through its associates) hold any shares in the Company.

The Company has applied to the Stock Exchange for a waiver under Rule 14A.43 of the Listing Rules for written independent shareholders' approval in lieu of holding a general meeting. If the waiver mentioned above is not granted, the Company will convene an extraordinary general meeting for approval of the continuation of the Transactions at the cap amount described below.

The maximum aggregate annual value of the transactions under the Lease Contract and the Utilities Supply Contract for each of the three financial years ending on 31st December, 2005, 2006 and 2007 is RMB416.09 million (approximately HK$390.69 million). This cap amount has been determined with reference to (i) the annual fees payable by GZ Paper for 2005 under the Lease Contract and the Utilities Supply Contract based on standard fee rates set by the Guangzhou Municipal People's Government after taking into account market prices for similar premises and utilities or the cost of production for such utilities; (ii) adjustments which may be made in accordance with the market price pursuant to the Utilities Supply Contract; (iii) adjustments which may be made in accordance with the requirements of the Guangzhou Municipal People's Government pursuant to the Lease Contract and the Utilities Supply Contract; (iv) GZ Paper's estimate of its turnover for the coming three years ending on 31st December, 2007; and (v) based on the assumption that there will be no reduction in the annual fees.

The aggregate cap amount above is calculated as follows:

(a) ***Based on the Lease Contract:***

annual rent for 2005	:	approximately RMB17.352 million (i.e. RMB1.446 million x 12 months)
assumed increase of 5% of previous year's annual rent for 2006 and 2007	:	RMB17.352 million x 1.05 x 1.05 = approximately RMB19.13 million

(b) **Based on the Utilities Supply Contract:**

annual fees for 2005	:	approximately RMB287.78 million
assumed increase of 10% of previous year's annual fees for 2006 and 2007	:	RMB287.78 million x 1.1 x 1.1 = approximately RMB348.21 million
margin of approximately 14% to take into account special adjustments made by the Guangzhou Municipal People's Government and the estimate of turnover of GZ Paper for 2006 and 2007	:	RMB348.21 million x 1.14 = approximately RMB396.96 million

Based on the above calculations, the aggregate cap amount of the transactions under the Lease Contract and the Utilities Supply Contract for each financial year of the Company is RMB416.09 million (i.e. RMB19.13 million + RMB396.96 million) (approximately HK$390.69 million).

The term of both the Lease Contract and the Utilities Supply Contract is 20 years. Under Rule 14A.35(1) of the Listing Rules, a continuing connected transaction which is not fully exempted must be governed by an agreement for a fixed period not exceeding three years unless there are special circumstances requiring a longer duration. The Directors are of the view that the special circumstances in this case are:

(a) the Lease Contract and the Utilities Supply Contract were part and parcel of the corporate restructuring of GZ Paper which had been approved by the

If the cap amount is at any time exceeded, or if the terms of the Lease Contract or the Utilities Supply Contract are altered, or if GZ Paper enters into new arrangements or agreements with GZ Paper Holdings or any other connected persons during the period from 1st January, 2005 to 31st December, 2007, the Company will comply with the applicable provisions of Chapter 14A of the Listing Rules governing connected transactions unless it applies for and obtains relevant waiver(s) from the Stock Exchange.

A circular containing, inter alia, further details of the Lease Contract and the Utilities Supply Contract and the opinion of Yu Ming as the independent financial adviser of the Company will be dispatched to the shareholders of the Company as soon as practicable in accordance with the Listing Rules. Yu Ming is an Independent Third Party.

The Directors as at the date of this announcement are: Mr. Ou Bingchang, Mr. Chen Guangsong, Mr. Li Fei, Mr. Liang Ningguang, Mr. Xiao Boyan, Mr. Liang Yi, Mr. Yu Lup Fat Joseph (independent non-executive Director), Mr. Lee Ka Lun (independent non-executive Director) and Mr. Lau Hon Chuen Ambrose (independent non-executive Director).

TERMS USED IN THIS ANNOUNCEMENT

"Company"	Guangzhou Investment Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange and on the *SES*
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"GZ Paper"	an indirect subsidiary of the Company by the name of Guangzhou Paper Co., Ltd. (廣州造紙股份有限公司), a joint stock company which was converted under the laws of the PRC on 27th March, 2003 from a Sino-foreign equity joint venture *originally established between* GZ Paper Holdings and a wholly-owned subsidiary of the Company. As at the date of this announcement, the equity interest of GZ Paper is held as to 51% indirectly by the Company, as to 47.25% by GZ Paper Holdings, and as to the remaining 1.75% by 廣州市金譽實業投資集團有限公司, 廣州市誠毅科技軟件開發有限公司 and 廣州番禺大崗鎮化工廠, which are all independent of and not connected with any of the directors, chief executives and substantial shareholders of the Company, or any of their respective associates
"GZ Paper Holdings"	Guangzhou Paper Holdings Limited (廣州造紙集團有限公司), a limited liability company established under the laws of the PRC
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Third Party"	a party which is not a connected person as defined in the Listing Rules
"Lease Contract"	the contract dated 17th October, 2002 entered into between GZ Paper Holdings and GZ Paper pursuant to which GZ Paper Holdings leased the Mill Premises to GZ Paper
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mill Premises"	certain land, workshops and ancillary buildings located at No.40, Guangzhi Road, Haizhu District, Guangzhou, the PRC, with an approximate aggregate gross floor area of 142,344 square metres
"PRC"	People's Republic of China
"SES"	Singapore Exchange Securities Trading Limited
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transactions"	the Lease Contract and the Utilities Supply Contract and all transactions contemplated thereunder
"Utilities Supply Contract"	the contract dated 17th October, 2002 entered into between GZ Paper Holdings and GZ Paper pursuant to which GZ Paper Holdings provides electricity, water and steam to GZ Paper
"Yu Ming"	Yu Ming Investment Management Limited, a deemed licensed corporation for types 1, 4, 6, and 9 regulated activities under the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

For illustrative purposes of this announcement, RMB 106.5 = HK$100 save as otherwise stated.

By Order of the Board
Ou Bingchang
Chairman

Hong Kong, 28th February, 2005